

Transforming how the world connects

2025 Annual Report

Belden is at the forefront of transforming how the world connects. Our strategic shift to a solutions-driven model uniquely positions us to capitalize on critical market trends, offering investors a compelling opportunity for sustainable, long-term value creation. We are building the essential, intelligent data infrastructure that powers the modern, connected world.



Belden (NYSE: BDC) is a global leader in simpler, smarter, complete connection solutions, empowering our customers to navigate the complexities of the modern, connected world. We are a data networking infrastructure company at the forefront of IT/OT convergence, providing the essential backbone for mission-critical applications across diverse, data-intensive industries.

FY 2025 Highlights

$2.7B
Revenue

$459M
Adjusted EBITDA[1]

$7.54
Adjusted EPS[1]

$219M
Free Cash Flow[2]

~8,000
Associates

[1]Adjusted results. All references to Earnings Per Share refer to adjusted net income from continuing operations per diluted share attributable to Belden stockholders. See Appendix for reconciliation to comparable GAAP results.

[2]Free cash flow is not a term defined by generally accepted accounting principles (GAAP) and our definition may or may not be used consistently with other companies that define this term. See Appendix for reconciliation to comparable GAAP results.

FY 2025 revenue by product categories



Automation Solutions

55%

- Discrete Manufacturing
- Process Manufacturing
- Energy
- Mass Transit

Smart Buildings

22%

- Enterprise Growth Verticals
- All Other Enterprise

Broadband & Telco

23%

- Broadband & Telco

FY 2025 revenue by region

Americas

67%

EMEA

21%

APAC

12%

Key drivers of Belden's success



Successful solutions transformation driving enhanced profitability

Uniquely positioned to capitalize on powerful global megatrends

Comprehensive IT/OT portfolio & engagement model creating sustainable competitive advantage

Robust financial health with disciplined capital allocation



Successful solutions transformation driving enhanced profitability



Belden's strategic pivot to a solutions-first approach is yielding significant financial results. These integrated solutions wins, which combine our broad product portfolio with specialized services to address complex customer challenges, now represent a meaningful and growing portion of our total revenue. This transformation fundamentally enhances profitability, as solutions sales typically involve a richer mix of higher-margin, active products and software. Moreover, these engagements are often significantly larger than traditional product sales, boosting revenue per engagement. This favorable mix shift, coupled with strong operational execution, is accelerating our organic growth and driving a multi-year improvement in our overall profitability.

Active products drive higher margins

Cables & Connectors   Fiber Cables   IO Blocks   Wireless   Edge Gateways   Routers   Switches

Gross Margin

Passive Products   →   Active Products



Uniquely positioned to capitalize on powerful global megatrends



Belden is exceptionally well aligned with powerful global megatrends creating new opportunities and driving significant growth. Fundamental shifts such as Automation, Digitization, Reindustrialization and Reshoring are transforming operations and fueling demand for advanced infrastructure. The critical IT/OT Convergence, in particular, is unlocking new efficiencies and enabling autonomous systems. As Physical AI applications increasingly integrate into operational environments, our unique expertise in bridging the IT/OT worlds positions Belden as a crucial enabler. We provide the essential network infrastructure required for AI systems to gather data and interact with operational technology, placing us at the center of a massive addressable market.

IT/OT convergence: accelerating key secular growth opportunities



IT

OT

Reshoring

Industry 4.0

Labor Challenges

Digital Transformation

Edge Computing

Physical AI

Data Security

Increasing Digitization

Remote Monitoring & Management

Growing Data Demands





Comprehensive IT/OT portfolio & engagement model creating sustainable competitive advantage

Our comprehensive IT/OT portfolio, coupled with a differentiated engagement model, creates a sustainable competitive advantage. Our unique position stems from combining a broad product portfolio—from active industrial-grade switches to passive components like connectors, cables and fiber optics—with specialized solutions capabilities. This integrated approach is difficult for competitors to replicate. Our technology gives us a distinct advantage. We use proven design frameworks to ensure our solutions are consistent and scalable. Our Belden Horizon Platform helps manage data from different sources, and we partner with other technology leaders to enhance our offerings. This allows us to move beyond being a component supplier to an end-to-end strategic partner, solving mission-critical problems with holistic, customer-centric outcomes.

Our differentiated position provides lasting competitive advantages







Verticals Focus

Where data generation and usage are increasing significantly

Solutions Approach

Differentiated products combined with value creation go-to-market strategy

Technology Investments

Provide further differentiation





Robust financial health with disciplined capital allocation

Belden's robust financial health underpins our ability to execute our strategy and deliver consistent shareholder value. Our financial metrics clearly demonstrate this, with 2025 marking a record-breaking year for revenue of approximately $2.7 billion and adjusted EPS of $7.54.[1] This contributes to a strong track record, including a 5% Revenue CAGR and a 12%

Adjusted EPS CAGR from 2019 through 2025.[2] Our capital allocation priorities are clear: investing in organic growth, pursuing strategic M&A to enhance our solutions capabilities and returning capital to shareholders, as evidenced by the repurchase of 1.7 million shares in 2025.

[1] Adjusted results. All references to Earnings Per Share refer to adjusted net income from continuing operations per diluted share attributable to Belden stockholders. See Appendix for reconciliation to comparable GAAP results.

[2] Income statement metrics represent continuing operations, therefore, 2019 results exclude discontinued operations including Grass Valley and Tripwire which were sold in 2020 and 2022, respectively.

Executing clearly defined strategy



1.	2.	3.	4.
Growing portfolio of best-in-class networking & data products	Advancing our Solutions capabilities	Enhancing growth with selective M&A	Delivering long-term growth in earnings and FCF generation

A message from our CEO



Ashish Chand President and Chief Executive Officer

As I reflect on 2025, I am filled with pride and optimism for Belden's future. This past year was a milestone, marked by record-breaking achievements that underscore our business's strength and resilience.

At Belden, we believe better connections unlock untold possibilities. In 2025, we advanced ideas and technologies enabling a safer, smarter and more prosperous future. Our team delivered an outstanding performance, setting new records. This strong finish was a direct result of our unwavering commitment to our solutions-first strategy and the dedication of our global team.

Unprecedented financial performance

2025 stands as a testament to Belden's operational excellence. We are thrilled to report an outstanding close to the year, with both our fourth quarter and full-year results setting new records. This exceptional performance was driven by accelerating solutions adoption and strong execution.

For the full year 2025, we achieved:

- **Record Revenue:** Approximately $2.7 billion, up 10% year-over-year

- **Record Adjusted EPS:** $7.54, a 19% increase year-over-year

- **Record Full-Year Orders:** With orders up 13% year-over-year

- **Healthy Free Cash Flow:** $219 million generated

- **Disciplined Capital Deployment:** Repurchased 1.7 million shares for $195 million

This consistent value creation is evidenced by our impressive 5% Revenue CAGR and 12% Adjusted EPS CAGR from 2019-2025,[1] demonstrating powerful value creation.

[1]Income statement metrics represent continuing operations, therefore, 2019 results exclude discontinued operations including Grass Valley and Tripwire which were sold in 2020 and 2022, respectively.

Belden's unique position in the customer data journey

Belden's unique expertise in bridging the IT and OT worlds is an invaluable asset, creating a sustainable competitive advantage. We help customers transform their operations by orchestrating data across its entire journey, providing the foundational connectivity and intelligence—the "nervous system" within modern industrial and enterprise environments.

This journey begins with Digitization to capture data, moves to Harmonization to organize it, enables Convergence to unify OT and IT systems, and ultimately leads to Autonomy, where data drives intelligent, automated actions. Our comprehensive product portfolio—from passive components like cables and connectors to active products like switches, edge devices and Wi-Fi—is purpose-built to support every stage of this journey, differentiating us by enabling holistic, customer-centric outcomes.

Our solutions strategy: gaining traction in the marketplace

The cornerstone of our 2025 success was the continued validation and accelerating impact of our solutions-first strategy. This approach fundamentally transforms how we engage with customers. A critical milestone was achieving Solutions Wins topping 15 percent* of total revenue. This growing contribution reinforces our confidence in achieving our ambitious 2028 solutions target.

More importantly, our solutions are gaining significant traction across diverse and demanding environments, proving our ability to solve complex, mission-critical challenges. For instance, we are enabling major automotive manufacturers to modernize their assembly lines with global connectivity specifications and helping utility providers to future-proof their critical grid infrastructure with modern, packet-based networks. In high-speed transit systems, our solutions ensure reliable, real-time data flow in complex mobile settings, while in automated warehouses, our expertise is reducing downtime and improving operational efficiency.

This shift to solutions profoundly impacts profitability. Our solutions sales typically involve a richer mix of active

products and software, which inherently carry higher margins. These engagements are also often significantly larger than traditional product sales, substantially increasing revenue per engagement. This improved mix, combined with the value we create for customers, enhances our overall profitability.

Long-term value creation through the cycle
2028 Financial Targets



MSD[1]
Organic Revenue Growth



25-30%
Incremental Adjusted EBITDA Margins



~10%
Free Cash Flow Margin[2]



~1.5X
Net Leverage[3]



10-12% CAGR
Adjusted EPS Growth

[1] Mid-Single-Digit.

[2] We define free cash flow, which is a non-GAAP financial measure, as net cash from operating activities adjusted for capital expenditures, net of the proceeds from the disposal of tangible assets. Free Cash Flow Margin is calculated as Free Cash Flow divided by Total Revenues for the comparable period.

[3] Net leverage is calculated as (a) total debt less cash and cash equivalents divided by (b) the sum of trailing twelve months Adjusted EBITDA plus trailing twelve months stock-based compensation expense.

*Solutions Wins as a percentage of Total Revenue for the period. Solutions Wins are defined as projects secured by the solutions team through our defined solutions process. This process is characterized by a comprehensive engagement model utilizing our full product portfolio, designed to achieve customer business objectives. This approach is a distinct go-to-market methodology, differentiated from traditional product-centric sales processes.

Enabling high-growth opportunities:
AI and the physical world

Looking ahead, we strategically focus on enabling high-growth opportunities, particularly as companies connect to the real world and leverage advanced AI technologies. Belden products build the robust network infrastructure required for these evolving demands, including the growing AI Datacenter market and Physical AI applications.

Our expertise is proving valuable in these areas. For example, we successfully deployed our industrial-grade switches to support a critical modular cooling system for a leading hyperscale data center customer, demonstrating our capability to support the unique demands of AI-driven infrastructure. We are also applying our industrial networking expertise to enable Physical AI for safer, more autonomous industrial operations, which presents significant opportunities to improve safety, efficiency, and digitize industrial environments.

A commitment to operational excellence and responsible growth

At Belden, we recognize that long-term success is linked to how we operate, develop talent, and manage resources responsibly. 2025 marks the successful conclusion of our first set of long-term sustainability goals, nearly all of which we met. This reflects the growing maturity of our program. We are not stopping here; we are introducing new, ambitious goals for 2030, which will be detailed in our upcoming Sustainability Report.

Our 2025 progress highlights our commitment to a high-performing workplace and operational integrity:

- Our dedication to our people was recognized globally, with 20 countries certified as a Great Place to Work.

- 99% of our employees attested to our Code of Conduct, showing a unified commitment to upholding Belden's values.

- Over 700 employees are now participating in our Employee Resource Groups, fostering an inclusive and engaging work environment that attracts and retains top talent.

- We continued to make strong progress on our Scope 1 and 2 GHG emissions reduction, building on the 42% reduction we achieved by 2024 (from our 2019 baseline).

These achievements reflect our ongoing commitment to fostering a responsible, engaged, and high-performing organization built to succeed over the long term.

Long-term vision and gratitude

Looking forward, our long-term trajectory fills us with incredible confidence. Fundamental secular trends—digitization, reindustrialization, automation and IT/OT convergence—are intact and building momentum. Belden is exceptionally well-positioned to capitalize on these trends. Our solutions transformation expands our addressable market and drives consistent growth and margin expansion.

We are guided by a clear growth algorithm to deliver long-term shareholder value, targeting mid-single-digit organic growth with 25%-30% incremental EBITDA margins, strong free cash flow generation and consistent double-digit EPS growth. Belden is a fundamentally different company today, well-positioned to capitalize on immense data growth through our solutions strategy.

I extend my sincere gratitude to the entire Belden team for their dedication and commitment to our solutions transformation. To our customers, partners and shareholders, thank you for your continued trust and investment. We are excited about the future and the opportunities ahead.

Sincerely,

Ashish Chand
President and Chief Executive Officer

BELDEN INC.
RECONCILIATION OF NON-GAAP MEASURES
(Unaudited)

In addition to reporting financial results in accordance with accounting principles generally accepted in the United States, we provide non-GAAP operating results adjusted for certain items, including: asset impairments; accelerated depreciation expense due to plant consolidation activities; purchase accounting effects related to acquisitions, such as the adjustment of acquired inventory to fair value, and transaction costs; severance, restructuring, and acquisition integration costs; gains (losses) recognized on the disposal of businesses and assets; amortization of intangible assets; gains (losses) on debt extinguishment; certain gains (losses) from patent settlements; discontinued operations; and other costs. We adjust for the items listed above in all periods presented, unless the impact is clearly immaterial to our financial statements. When we calculate the tax effect of the adjustments, we include all current and deferred income tax expense commensurate with the adjusted measure of pre-tax profitability.

We utilize the adjusted results to review our ongoing operations without the effect of these adjustments and for comparison to budgeted operating results. We believe the adjusted results are useful to investors because they help them compare our results to previous periods and provide important insights into underlying trends in the business and how management oversees our business operations on a day-to-day basis. As an example, we adjust for acquisition-related expenses, such as amortization of intangibles and impacts of fair value adjustments because they generally are not related to the acquired business' core business performance. As an additional example, we exclude the costs of restructuring programs, which can occur from time to time for our current businesses and/or recently acquired businesses. We exclude the costs in calculating adjusted results to allow us and investors to evaluate the performance of the business based upon its expected ongoing operating structure. We believe the adjusted measures, accompanied by the disclosure of the costs of these programs, provides valuable insight.

Adjusted results should be considered only in conjunction with results reported according to accounting principles generally accepted in the United States.

RECONCILIATION OF NON-GAAP MEASURES (Unaudited)

	Twelve Months Ended	
	December 31, 2019	December 31, 2025
	(In thousands, except per share data)	
Revenues	$ 1,998,238	$ 2,715,194
GAAP gross profit	$ 684,191	1,031,172
Amortization of software development intangible assets	330	12,293
Severance, restructuring, and acquisition integration costs	3,425	771
Adjustments related to acquisitions and divestitures	592	—
Adjusted gross profit	$ 688,538	$ 1,044,236
GAAP gross profit margin	*34.2%*	*38.0%*
Adjusted gross profit margin	*34.5%*	*38.5%*
GAAP selling, general and administrative expenses	$ (369,069)	$ (533,366)
Severance, restructuring, and acquisition integration costs	23,119	13,737
Adjustments related to acquisitions and divestitures	—	1,037
Adjusted selling, general and administrative expenses	$ (345,950)	$ (518,592)
GAAP research and development expenses	$ (61,689)	$ (128,758)
Severance, restructuring, and acquisition integration costs	—	459
Adjusted research and development expenses	$ (61,689)	$ (128,299)
GAAP income from continuing operations	$ 121,366	$ 237,522
Interest expense, net	55,786	46,355
Income tax expense	47,055	29,344
Loss related to revolver refinancing	-	76
Total non-operating adjustments	102,841	75,775
Amortization of intangible assets	30,243	53,356
Severance, restructuring, and acquisition integration costs	26,544	14,967
Adjustments related to acquisitions and divestitures	592	1,037
Amortization of software development intangible assets	330	12,293
Total operating income adjustments	57,709	81,653
Depreciation expense	37,081	63,784
Adjusted EBITDA	$ 318,997	$ 458,734
GAAP income from continuing operations margin	*6.1%*	*8.7%*
Adjusted EBITDA margin	*16.0%*	*16.9%*
GAAP income from continuing operations	$ 121,366	$ 237,522
Less: Preferred stock dividends	18,437	—
Less: Net income attributable to noncontrolling interests	239	—
GAAP net income from continuing operations attributable to Belden stockholders	$ 102,690	$237,522
GAAP income from continuing operations	$ 121,366	$ 237,522
Plus: Operating income adjustments from above	57,709	81,653
Plus: Loss related to revolver refinancing	—	76
Less: Net income attributable to noncontrolling interests	239	—
Less: Preferred stock dividends	18,437	—
Less: Tax effect of adjustments above	(4,653)	16,156
Adjusted net income from continuing operations attributable to Belden stockholders	$ 165,052	$ 303,095
GAAP income from continuing operations per diluted share attributable to Belden stockholders	$ 2.42	$ 5.91
Adjusted income from continuing operations per diluted share attributable to Belden stockholders	$ 3.89	$ 7.54
GAAP and adjusted diluted weighted average shares	42,416	40,210

BELDEN INC.
RECONCILIATIONS OF NON-GAAP MEASURES
(Unaudited)

We define free cash flow, which is a non-GAAP financial measure, as net cash from operating activities adjusted for capital expenditures net of the proceeds from the disposal of tangible assets. We believe free cash flow provides useful information to investors regarding our ability to generate cash from business operations that is available for acquisitions and other investments, service of debt principal, dividends and share repurchases. We use free cash flow, as defined, as one financial measure to monitor and evaluate performance and liquidity. Non-GAAP financial measures should be considered only in conjunction with financial measures reported according to accounting principles generally accepted in the United States. Our definition of free cash flow may differ from definitions used by other companies.

	Twelve Months Ended December 31, 2025
	(In thousands)
GAAP net cash provided by operating activities	$ 354,864
Capital expenditures	(136,172)
Proceeds from disposal of assets	191
Non-GAAP free cash flow	$ 218,883



Transforming how the world connects

2025 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No. 001-12561

BELDEN INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-3601505**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1 North Brentwood Boulevard
15th Floor
St. Louis, Missouri 63105
(Address of Principal Executive Offices and Zip Code)
(314) 854-8000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	BDC	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐.

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐.

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑.

At June 29, 2025, the aggregate market value of Common Stock of Belden Inc. held by non-affiliates was $2,797,374,091 based on the closing price ($116.41) of such stock on such date.

As of February 11, 2026, there were 38,748,995 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement for its annual meeting of stockholders within 120 days of the end of the fiscal year ended December 31, 2025 (the "Proxy Statement"). Portions of such proxy statement are incorporated by reference into Part III.

Part I

Item 1. Business

General

Belden Inc. (the Company, us, we, or our) is a leading global supplier of complete connection solutions that unlock untold possibilities for our customers, their customers and the world. We advance ideas and technologies that enable a safer, smarter and more prosperous future. Throughout our 120-plus year history we have evolved as a company, but making connections remains our purpose. Our business is organized around two global businesses, Smart Infrastructure Solutions and Automation Solutions, both of which benefit from favorable secular trends which we expect to drive future growth. Each business represents a reportable segment. Financial information about our segments appears in Note 5 to the Consolidated Financial Statements. We sell our products to distributors, end-users, installers, and directly to original equipment manufacturers (OEMs). Belden Inc. is a Delaware corporation incorporated in 1988, but the Company's roots date back to its founding by Joseph Belden in 1902.

As used herein, unless an operating segment is identified or the context otherwise requires, "Belden," the "Company", and "we" refer to Belden Inc. and its subsidiaries as a whole.

Strategy and Business Model

Our purpose is to make connections. Within Smart Infrastructure Solutions, our Smart Buildings products offer in-building wired and wireless infrastructures, fiber technology innovation, and design collaboration and customization to connect people with facilities through innovative solutions for enhanced human engagement, productivity, and security. Also within Smart Infrastructure Solutions, our Broadband Solutions products offer a broad portfolio of end-to-end solutions, industry-leading innovation and technology, and worldwide technical service and support to enable a connected, digital world through broadband and wireless innovation. Within Automation Solutions, we are uniquely positioned to support digital transformation by providing end-to-end digitization infrastructure focused on robust network infrastructure, secure remote access, accelerated convergence of information technology systems with operational technology (IT/OT), and edge and data analytics.

Segments

As of December 31, 2025, we operated our business under two segments – Smart Infrastructure Solutions and Automation Solutions. A discussion of the segments is included below. In 2026, we are realigning our organizational structure, moving to a unified functional operating model. See Note 25.

Smart Infrastructure Solutions

The Smart Infrastructure Solutions segment is a leading provider in network infrastructure and broadband solutions. Our priority vertical markets for our Smart Buildings Solutions include data centers, government, healthcare, and hospitality. We also serve customers in markets such as commercial real estate, education, financial institutions, stadiums and venues, and military installations. Our Broadband Solutions primarily serve broadband and wireless service providers. Smart Infrastructure Solutions product lines include copper cable and connectivity solutions, fiber cable and connectivity solutions, interconnect panels, racks and enclosures, and secure, high performance signal extension and matrix switching systems.

Smart Infrastructure Solutions provides true end-to-end fiber and copper network systems, which are used in applications such as local area networks, data centers, access control, 5G, Fiber to the Home, commercial audio/video, security and building automation. Our high-performance solutions support all networking protocols up to and including 100G+ Ethernet technologies. Our innovative products can deliver data in addition to power over Ethernet, which meets the higher performance requirements driven by the increasing number of connections in smart buildings. Smart Infrastructure Solutions products also include intelligent power, cooling, and airflow management for mission-critical data center operations. The product portfolio is designed to support Internet Protocol convergence, the increased use of wireless communications, and cloud-based data centers by our customers.

Automation Solutions

The Automation Solutions segment at Belden provides digitization and automation solutions as building blocks to enable IT/OT convergence, including physical AI, in demanding vertical markets. This enables our customers to make data-based business decisions. We accelerate digital transformation by providing complete connection solutions that cover the four aspects of data handling: acquisition, transmission, orchestration and management. Our primary markets include Warehousing & Logistics, Energy, Transportation and Discrete Manufacturing.

We help customers increase uptime and ensure network data availability, integrity and confidentiality. We understand the operational, quality, safety and innovation demands of our customers and empower them to succeed by making the most of real-time operational data. Our global team of engineers and consultants at our Customer Innovation Centers works directly with customers to understand operational issues, anticipate what successful outcomes require and solve unique networking needs. Belden automation products and solutions are sold directly to industrial equipment OEMs and through a network of distributors, value-added resellers and system integrators for broader reach. See Note 5 to the Consolidated Financial Statements for additional information regarding our segments.

Acquisitions

A key part of our business strategy includes acquiring companies to support our growth and enhance our product portfolio. Our acquisition strategy is based on targeting leading companies that offer innovative products that complement our existing solutions and strong brands. We utilize a disciplined approach to acquisitions based on product and market opportunities. When we identify acquisition candidates, we conduct rigorous financial and cultural analyses to make certain that they meet both our strategic plan targets and our goal for return on invested capital.

We have completed a number of acquisitions in recent years as part of this strategy. In September 2024, we acquired Voleatech GmbH (Voleatech) which is known for its VT AIR Next Gen Firewall and will expand Belden's Firewall product portfolio and overall planning of security in OT networking. In June 2024, we acquired Precision Optical Technologies (Precision), a leading supplier of value-added optical transceivers with proprietary software, firmware configurations, and related components. In August 2023, we acquired CloudRail GmbH (CloudRail), which specializes in sensor to cloud data solutions allowing end users to quickly connect sensors on their machinery to cloud providers to drive business insights and improve outcomes. In April 2023, we acquired Berthold Sichert GmbH (Sichert), which designs and manufactures a portfolio of polycarbonate street cabinets utilized in outside plant passive optical networks ("PON") and 5G networks. The results of Precision and Sichert have been included in our Consolidated Financial Statements from their respective acquisition dates and are reported within the Smart Infrastructure Solutions segment. The results of Voleatech and CloudRail have been included in our Consolidated Financial Statements from their respective acquisition dates and are reported within the Automation Solutions segment. For more information regarding our most recent transactions, see Note 4 to the Consolidated Financial Statements.

Customers

We sell to distributors, OEMs, installers, and end-users. For the year ended December 31, 2025, sales to our largest distributor represented approximately 14% of our consolidated revenues. No other customer accounted for more than 10% of our revenues in 2025.

We have supply agreements with distributors and OEM customers. In general, our customers are not contractually obligated to buy our products exclusively, in minimum amounts, or for a significant period of time. We believe that our relationships with our customers and distributors are good and that they are loyal to Belden products as a result of our reputation, the breadth of our product portfolio, the quality and performance characteristics of our products, and our customer service and technical support, among other reasons.

International Operations

In addition to manufacturing facilities in the United States (U.S.), we have manufacturing and other operating facilities in Canada, China, India, Mexico, and Tunisia, as well as various countries in Europe. During 2025, approximately 42% of Belden's sales were to customers outside the U.S. Our primary channels to international markets include both distributors and direct sales to end users and OEMs. Financial information for Belden by country is shown in Note 6 to the Consolidated Financial Statements.

Competition

The markets in which we operate can be generally categorized as highly competitive with many players. In order to maximize our competitive advantages, we manage our product portfolio to capitalize on secular trends and high-growth applications in those markets. Based on available data for our served markets, we estimate that our market share across our segments ranges from approximately 5% to 15%. Substantial share capture or a significant acquisition in one of our served markets would be necessary to meaningfully change our estimated market share percentage.

The principal competitive factor in our markets is the ability to solve customer problems based on product features, quality, availability, price, customer support, and distribution coverage. The relative importance of each of these factors varies depending on the customer. Some products are manufactured to meet published industry specifications and are less differentiated on the basis of product characteristics. We believe that Belden stands out in many of our markets on the basis of our ability to offer complete network solutions that solve customer problems, the breadth of our product portfolio, the quality and performance characteristics of our products, our customer service, and our technical support.

Research and Development

We conduct research and development (R&D) on an ongoing basis, including new and existing hardware and software product development, testing and analysis, and process and equipment development and testing. See the Consolidated Statements of Operations for amounts incurred for research and development. Many of the markets we serve are characterized by advances in information processing and communications capabilities, including advances driven by the expansion of digital technology, which require increased transmission speeds and greater bandwidth. Our markets are also subject to increasing requirements for mobility, information security, and transmission reliability. We believe that our future success will depend in part upon our ability to enhance existing products and to develop, manufacture and deliver new products that meet or anticipate such changes in our served markets.

In our Automation Solutions segment, customers are rapidly adopting new technologies that enable digital transformations. This includes deploying Industry 4.0 to increase visibility of their digitized assets and adopting Artificial Intelligence (AI) to increase analytics and autonomous decision-making in their systems. Digital transformations require users to refine workflows by collecting data from disparate sources, transmitting it to points of consolidation and decision making, and converting it to standard formats. This overall process can be referred to as "digitization" and a key part of our research and development is focused on supporting these customer journeys with technology that adds value at multiple steps in the digitization process, during data acquisition, data transmission, and data orchestration and management. Our research and development enables customized enhanced solutions to support customers' innovative methods surrounding the collection, analysis, and transmission of data.

There is an ongoing and growing trend toward further adoption of Industrial Ethernet technology, which increases the bandwidth that is available in communication systems for data acquisition, transmission, and correlation to support data analytics and AI-supported operations, in addition to enhancing the ability to connect and integrate devices made by different manufacturers. While the adoption of this technology is at a more advanced stage in certain regions of the world, we believe that the technology will continue to grow globally.

Smart Infrastructure Solutions R&D efforts are aligned to the secular trends in our markets for increased communication at faster speeds of transmission. This phenomenon is visible across all of our markets. We continue to invest in R&D to support the continuing growth in capacity and bandwidth between the data center and the consumer to enhance their experience in their living, working and recreational interactions.

To support the demand for additional bandwidth and to improve service integrity, broadband service providers will continue to invest in their networks to enhance delivery capabilities to customers for the foreseeable future. The growing bandwidth demand exposes bottlenecks in the network and leads broadband service operators to improve and upgrade residential networks with higher performance connectivity products. Broadband service providers are also investing in the deployment of 5G technology. Our R&D efforts are focused on the development of fiber connectivity and 5G solutions that support the investment plans of the broadband service providers.

The ability to integrate across the multitude of applications within service providers and on-premise networks requires a deep understanding of the unique challenges posed by heavier and faster transmission of data. Common across the Smart Infrastructure Solutions segment, our R&D efforts are focused on ensuring continuously evolving solutions, be it copper and coax cable or fiber optic cable and connectivity as it becomes more pervasive across all networks including wireless. We anticipate the need to develop the ability to customize networks in the various systems in close collaboration with our partners to advise our mutual end customers.

Our research and development has a strong focus on improving the performance of fiber optic technology, making it easier to handle and install and more robust for technicians and end users, leading to networks that can be deployed more quickly, with higher performance and reliability. Even with the explosive growth in fiber, connections to the end devices that consumers utilize to live, work and play, be it wireless access points or the internet of things (IoT) devices, are still going to strongly benefit from the remaining advantages of copper-based connectivity, with a heavy focus on powering the ever-increasing collection of data consuming and generating devices connected to our increasingly digitized world. Building automation and the rapid rise of IoT has catalyzed the need to add more devices on the network. This in turn necessitates the distribution of power across the network. There will be a need for solutions offering power to these distributed devices and the Smart Infrastructure Solutions segment continues to innovate in this area in preparation for a world with a need to upgrade legacy systems.

Patents and Trademarks

We have a practice of seeking patents when appropriate on inventions concerning new products, product improvements, and advances in equipment and processes as part of our ongoing research, development, and manufacturing activities. We own many patents and registered trademarks worldwide that are used by our operating segments, with pending applications for numerous others. We consider our patents and trademarks to be valuable assets. Our most prominent trademarks are: Belden®, Alpha Wire™, Hirschmann®, Lumberg Automation™, OTN Systems™, PPC®, ProSoft Technology®, Thinklogical®, and West Penn Wire™.

Raw Materials

The principal raw material used in many of our cable products is copper. Other materials we purchase in large quantities include fluorinated ethylene-propylene (FEP), polyvinyl chloride (PVC), polyethylene, aluminum-clad steel and copper-clad steel conductors, aluminum, brass, other metals, optical fiber, printed circuit boards, and electronic components. With respect to all major raw materials used by us, we generally have either alternative sources of supply or access to alternative materials. Over the past three years, the prices of metals, particularly copper, have been volatile. The chart below illustrates the high and low spot prices per pound of copper over the last three years.

	2025	2024	2023
Copper spot prices per pound			
High	$ 5.80	$ 5.12	$ 4.27
Low	3.99	3.69	3.54

Prices for materials such as PVC and other plastics derived from petrochemical feedstocks have also fluctuated. Since Belden utilizes the first in, first out (FIFO) inventory costing methodology, the impact of copper and other raw material cost changes on our cost of goods sold is delayed by approximately two months based on our rate of inventory turnover.

While we generally are able to adjust our pricing for fluctuations in commodity prices, we can experience short-term favorable or unfavorable variances. When the costs of raw materials increase, we are generally able to recover these costs through higher pricing of our finished products. The majority of our products are sold through distribution, and we manage the pricing of these products through published price lists, which we update from time to time, with new prices typically taking effect a few weeks after they are announced. Some OEM customer contracts have provisions for passing through raw material cost changes, generally with a lag of a few weeks to three months.

Backlog

Our business is characterized generally by short-term order and shipment schedules. Our backlog consists of product orders for which we have received a customer purchase order or purchase commitment and which have not yet been shipped. As of December 31, 2025 and 2024, our backlog was $567.7 million and $509.7 million, respectively. Almost all of the backlog at December 31, 2025 is scheduled to ship in 2026.

Environmental Sustainability

At Belden, we are dedicated to continuously improving our global impact through visible and measurable progress. Our sustainability strategy is overseen by our Board of Directors through the Nominating and Corporate Governance Committee. Under the leadership of our Executive Vice President and Chief Legal and Risk Officer, our Sustainability Steering Committee is responsible for implementation of our strategy and comprises cross-functional members of the organization. We are subject to numerous federal, state, provincial, local, and foreign laws and regulations relating to the storage, handling, emission, and discharge of materials into the environment, including the Comprehensive Environmental Response, Compensation, and Liability Act; the Clean Water Act; the Clean Air Act; the Emergency Planning and Community Right-To-Know Act; the Resource Conservation and Recovery Act; and similar laws in the other countries in which we operate. Belden's environmental sustainability initiatives and strategy are discussed further in our 2024 Sustainability Report, which can be found on our website at www.Belden.com; this report is not incorporated by reference and should not be considered part of this Form 10-K.

Human Capital Resources

Our employees' well-being is directly associated with our success. We are striving to make Belden a great place to work for all associates. Priority areas for our Human Capital Management strategy are our workplace culture, Employee Growth and Development, and Employee Well-Being and Engagement.

As of December 31, 2025, our global team members totaled approximately 8,000 employees of which 26% are in the United States, 3% in Canada, 10% in China, 4% in India, 25% in Mexico, and 30% in the EMEA region. Women represent 39% of our workforce, 26% of the senior management, and 40% of our Board of Directors. Individuals of ethnically diverse backgrounds make up 28% of our U.S. workforce and 30% of our Board of Directors.

Workplace Culture

At Belden, we are dedicated to creating a workplace culture for our employees that allows them to thrive. This includes providing a work environment focused on collaboration, continuous learning and a culture of innovation. We do this through our Belden Values, which guide how we operate each and every day. Additionally, we support our Employee Resource Groups (ERGs) focused on women, young professionals, global cultures and diverse abilities. Our ERGs provide support for our employees around 4 pillars: Learning and Development, Professional Networking, Community Engagement, and Business Solutions.

Employee Growth and Development

We believe in the potential of our employees and the importance of providing career development opportunities within our Company for those who wish to learn and grow with us. We invest in talent by promoting based on merit, with 85% of our top 185 positions being filled with people that have been promoted from within. Moreover, our Launch Program (previously referred to as Early Career Leadership Program), allows for us to recruit and retain high-caliber candidates at an early stage. In 2025, we had 19 graduates of Launch globally. Additionally, we extend offers to high performing interns from our formal internship program to join Launch.

Employee Well-Being and Engagement

To ensure we are working towards the betterment of our employees' well-being, we conduct an annual employee engagement survey via Great Place to Work, for which we saw a 80% participation rate in 2025. Voluntary turnover of management and professional staff remained low at 4% while the overall company Lost Time Incident Rate (LTIR) and Total Recordable Incident Rate (TRIR) were 0.37 and 0.48, respectively.

The Be Well program formally launched in the United States in 2022 now encompasses our entire operational footprint to support our workforce's physical, emotional, social, and financial well-being with 65% of our workforce participating. Once again, we are recognized as a Great Place to Work® in various global locations, including Belgium, Canada, China, Denmark, France, Germany, Hong Kong, Hungary, India, Italy, Malaysia, Mexico, Saudi Arabia, Singapore, Spain, Switzerland, Tunisia, United Arab Emirates, United Kingdom, and United States – a testament of Belden's commitment to our employees.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission (SEC). These reports, proxy statements, and other information contain additional information about us. These electronic SEC filings are available on the SEC's web site at www.sec.gov. Belden maintains an Internet web site at www.belden.com where our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and all amendments to those reports and statements are available without charge, as soon as reasonably practicable following the time they are filed with or furnished to the SEC. We will provide upon written request and without charge a printed copy of our Annual Report on Form 10-K. To obtain such a copy, please write to the Corporate Secretary, Belden Inc., 1 North Brentwood Boulevard, 15th Floor, St. Louis, MO 63105.

Information about our Executive Officers

The following table sets forth certain information with respect to the persons who were Belden executive officers as of February 17, 2026. In 2026, we realigned our organizational structure, moving to a unified functional operating model. In connection with this realignment, many executive officers were appointed to new roles in February 2026. All executive officers are elected to terms that expire at the organizational meeting of the Board of Directors following the Annual Meeting of Shareholders.

Name	Age	Position
Ashish Chand	51	President and Chief Executive Officer
Brian Anderson	51	Executive Vice President and Chief Legal and Risk Officer
Hiran Bhadra	52	Executive Vice President and Chief Innovation Officer
Brad Dineley	54	Executive Vice President and Chief Digital and Operations Officer
Brian Lieser	60	Executive Vice President and Chief Commercial Officer
Jeremy Parks	50	Executive Vice President and Chief Financial Officer
Leah Tate	49	Executive Vice President and Chief People and Strategy Officer
Doug Zink	50	Vice President and Chief Accounting Officer

Ashish Chand was appointed President and Chief Executive Officer in February 2023. Dr. Chand joined Belden in 2002, and most recently served as the Company's Executive Vice President of Automation Solutions since July 2019, and Managing Director of Belden Asia Pacific from August 2017. Over the course of his tenure with Belden, he has held roles across several functions, including sales and marketing and operations in both Asia and North America. Dr. Chand has played a pivotal role in developing and executing Belden's long-term growth agenda, solutions and product strategy, and go-to-market efforts. He made key contributions towards establishing and growing Belden throughout the Asia Pacific region, including setting up manufacturing in China and India. Dr. Chand holds a BA in Economics from Loyola College, Chennai, India, an MBA from XLRI Jamshedpur, India, and a Doctorate of Business Administration from the City University of Hong Kong.

Brian Anderson was appointed Executive Vice President and Chief Legal and Risk Officer in February 2026. Prior to that, he served as Senior Vice President, Legal, General Counsel and Corporate Secretary for the Company from April 2015 to February 2026 and Corporate Attorney for the Company from May 2008 through March 2015. Prior to joining Belden, Mr. Anderson was in private practice at the law firm Lewis Rice in St. Louis. Mr. Anderson has a B.S.B. degree in Accounting and an MBA from Eastern Illinois University and holds a J.D. – Order of the Coif from the Washington University in St. Louis School of Law, where he served as an Articles Editor for the *Washington University Law Quarterly*.

Hiran Bhadra was appointed Executive Vice President and Chief Innovation Officer in February 2026. Senior Vice President, Strategy and Technology in May 2024. Prior to that, he served as Senior Vice President, Strategy and Technology from May 2024 to February 2026 and Senior Vice President, Strategy from the time he joined Belden in 2022 through May 2024. Prior to joining Belden, Mr. Bhadra worked as a management consultant in leadership positions at Accenture and KPMG. Mr. Bhadra holds a B.Tech. in Electrical & Electronics Engineering from Indian Institute of Technology, Madras, India, and an MBA from XLRI Jamshedpur, India.

Brad Dineley was appointed Executive Vice President and Chief Digital and Operations Officer in January 2026. Prior to that, he served in an operations leadership role for TE Connectivity, contributing on the Global Leadership Team for the Aerospace, Defense and Marine Division. Prior, Mr. Dineley served in various regional operations leadership roles for the Schaeffler Group including the Chief Operations Officer role where, in addition to his responsibility for strategy, execution and organizational development of the operations functions, he developed and employed operational digitalization in the organizational framework to focus on IT/OT convergence and later oversaw the business and IT transformation to SAP S/4HANA. Mr. Dineley holds a B.S. in Mechanical Engineering from Queen's University and an MBA from Wilfrid Laurier University School of Business and Economics.

Brian Lieser was appointed Executive Vice President and Chief Commercial Officer in February 2026. Prior to that, he served as Executive Vice President, Automation Solutions from February 2023 to February 2026 and Vice President of Global Products of Automation Solutions where he was responsible for product strategy, roadmap, and development as well as domestic and international growth, particularly within Asia and Europe. Mr. Lieser joined the Company in 2009 and has assumed positions of increasing responsibility primarily within the Automation Solutions segment. Previously, Mr. Lieser held positions at Rockwell Automation, Rosemount, and MTS Systems. Mr. Lieser holds a Bachelor of Science in Aerospace Engineering from the University of Minnesota and an MBA in Marketing from the University of St. Thomas.

Jeremy Parks was appointed Executive Vice President and Chief Financial Officer in February 2026. Prior to that, he served as Senior Vice President, Finance, and Chief Financial Officer in February 2021 to February 2026 and in various financial roles, including as Vice President of Finance of the Company's Automation Solutions segment. Mr. Parks has a B.A. and M.A. in economics from State University of New York – Buffalo, and an MBA from Xavier University.

Leah Tate was appointed Executive Vice President and Chief People and Strategy Officer in February 2026. Prior to that, she served as Senior Vice President, Human Resources from March 2022 to February 2026 and the Vice President, Human Resources for the Company's Automation platform as well as in other roles in the human resources organization. Prior to joining Belden, Ms. Tate held human resource roles in the Pulte Group and Ingersoll Rand. Ms. Tate holds a Bachelor of Science degree in Management and a Master of Science degree in Human Resource Management from Purdue University.

Doug Zink was appointed Vice President and Chief Accounting Officer in September 2013. Prior to that, he has served as the Company's Vice President, Internal Audit; Corporate Controller; and Director of Financial Reporting, after joining Belden in May 2007. Prior to joining the Company, he was a Financial Reporting Manager at TLC Vision Corporation, an eye care service company, from 2004 to 2007, and has five years of experience in public accounting with KPMG LLP and Arthur Andersen LLP. He holds Bachelor's and Master's Degrees in Accounting from Texas Christian University and is a Certified Public Accountant.

Cautionary Information Regarding Forward-Looking Statements

We make forward-looking statements in this Annual Report on Form 10-K, in other materials we file with the SEC or otherwise release to the public, and on our website. In addition, our senior management might make forward-looking statements orally to investors, analysts, the media, and others. Statements concerning our future operations, prospects, strategies, financial condition, future economic performance (including growth and earnings) and demand for our products and services, and other statements of our plans, beliefs, or expectations, including the statements contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are not historical facts, are forward-looking statements. In some cases these statements are identifiable through the use of words such as "anticipate," "believe," "estimate," "forecast," "guide," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would," and similar expressions. The forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks, and other factors that could cause actual results to differ materially from those suggested by these forward-looking statements. These factors include, among others, those set forth in the following section and in the other documents that we file with the SEC.

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 1A. Risk Factors

Following is a discussion of some of the more significant risks that could materially impact our business. There may be additional risks that impact our business that we currently do not recognize as, or that are not currently, material to our business.

Business and Operational Risks

Cyber security incidents have and could in the future interfere with our business and operations.

Computer hacking, malware, phishing, and spamming attacks against online networking platforms have become more prevalent, more recently enhanced by the use of artificial intelligence ("AI") tools. Though it is difficult to determine what, if any, harm may directly result from any specific attack or interruption, such events could also be expensive to remedy, harm our reputation or brands, and/or lead users to lose trust and confidence in our business. We, and others on our behalf, also have possession of "personally identifiable information" ("PII") with respect to employees, vendors, customers, and others. Based upon a past incident, we have implemented safeguards to protect the privacy of PII as it is possible that hackers or others might obtain this information. We may be subject to potentially costly remedial actions, fines, penalties, lawsuits, and reputational damage in the event of a future incident.

Volatility in global trade policies and practices could have direct and indirect impacts on our business.

Throughout 2025, the United States government issued orders increasing tariffs on imports from nearly every country in the world on certain products. In some cases, this has led to negotiations of new trade deals and in others, it has resulted in reciprocal tariffs on U.S. exports. Because not all goods can be sourced in all countries, global companies like Belden will experience increased costs in their supply chains that may lead to reduced margins or increased prices. These increased costs and the uncertainty during transition periods could lead to changes in buying behavior, such as decreased demand. These impacts could have a negative effect on our financial results, including our revenue, gross margins, and profitability.

Supply chain issues, including scarcity of raw materials or other components necessary to produce the products we manufacture, could increase costs or cause a delay in our ability to fulfill orders, and could adversely affect our future results of operations and our overall financial performance.

The Company relies on an extended supply chain and the availability of certain raw materials, including but not limited to copper, to produce a significant amount of our products. A reduction or interruption in supply, an inability to procure quality raw materials in a cost-effective manner and constrain volatile materials costs, a failure to monitor contract compliance to ensure and sustain sourcing savings, a failure to procure adequate inventory or raw materials from our suppliers, or regulatory changes may lead to delays in manufacturing and increases in costs.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages that could materially adversely affect the Company's financial condition and operating results. While the Company has entered into agreements for the supply of many components, there can be no assurance that the Company will be able to extend or renew these agreements on similar terms, or at all. Component suppliers may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting the Company's ability to obtain sufficient quantities of components on commercially reasonable terms. Restrictions on the free movement of goods, like tariffs or sanctions regimes, or health crises, such as a pandemic, could impact the regular availability or cost of important components. If the Company's supply of components for a new or existing product were delayed or constrained, or if an outsourcing partner delayed shipments of completed products to the Company, the Company's financial condition and operating results could be materially adversely affected. The Company's business and financial performance could also be materially adversely affected depending on the time required to obtain sufficient quantities from the original source, or to identify and obtain sufficient quantities from an alternative source. Similarly, if the Company's customers experience production challenges due to the inability to obtain certain components, this may negatively impact the customers' ordering patterns from the Company.

Our results of operations are subject to foreign and domestic political, social, economic, and other uncertainties and are affected by changes in currency exchange rates.

In addition to manufacturing and other operating facilities in the U.S., we have manufacturing and other operating facilities in Canada, China, India, Mexico, Tunisia and several European countries. We rely on suppliers in many countries, including China. Our foreign operations are subject to economic, social, and political risks inherent in maintaining operations abroad such as economic and political destabilization, land use risks, international conflicts, pandemics and other health-related crises, restrictive actions by foreign governments, and adverse foreign tax laws. In addition to economic and political risk, a risk associated with our European manufacturing operations is the higher relative expense and length of time required to adjust manufacturing employment capacity. We also face political risks in the U.S., including tax or regulatory risks or potential adverse impacts from legislative impasses, or significant legislative, regulatory or executive changes in fiscal or monetary policy and other foreign and domestic government policies, including, but not limited to, trade policies and import/export policies.

Approximately 42% of our sales are outside the U.S. Other than the U.S. dollar, the principal currencies to which we are exposed through our manufacturing operations, sales, and related cash holdings are the euro, the Canadian dollar, the Hong Kong dollar, the Chinese yuan, the Mexican peso, the Australian dollar, the British pound and Indian rupee. Generally, we have revenues and costs in the same currency, thereby reducing our overall currency risk, although any realignment of our manufacturing capacity among our global facilities could alter this balance. When the U.S. dollar strengthens against other currencies, the results of our non-U.S. operations are translated at a lower exchange rate and thus into lower reported revenues and earnings.

Our future success depends in part on our ability to develop and introduce new products and respond to changes in customer preferences.

Our markets are characterized by the introduction of products with increasing technological capabilities, most notable currently is an expectation that AI capabilities will be deployed. Our success depends in part on our ability to anticipate and offer products that appeal to the changing needs and preferences of our customers in the various markets we serve. Developing new products and adapting existing products to meet evolving customer expectations requires high levels of innovation, and the development process may be lengthy and costly. If we are not able to timely anticipate, identify, develop and market products that respond to rapidly changing customer preferences, demand for our products could decline.

The relative costs and merits of our solutions could change in the future as various competing technologies address the market opportunities. We believe that our future success will depend in part upon our ability to enhance existing products and to develop and manufacture new products that meet or anticipate technological changes, which will require continued investment in engineering, research and development, capital equipment, marketing, customer service, and technical support. We have long been successful in introducing successive generations of more capable products, but if we were to fail to keep pace with technology or with the products of competitors, we might lose market share and harm our reputation and position as a technology leader in our markets. See the discussion above in Part I, Item 1, under *Research and Development*.

Our ability to remain competitive will be determined, in part, by our ability to successfully implement AI into our product offerings and back office processes.

We are increasingly incorporating AI and machine learning technologies into our products, services, and internal operations. While we believe AI offers significant opportunities, its development and deployment involve inherent risks that could materially impact our business. These risks include, but are not limited to (1) operational and performance risks related to the quality of data and sophistication of the algorithms; (2) the evolving legal and regulatory landscape; (3) ethical and reputational risk associated with biased or inaccurate results; (4) cybersecurity and data privacy risk; (5) intellectual property risk; (6) risks related to attracting and retaining AI talent; (7) dependence on third-party AI providers; and (8) speed and quality of adoption.

Any of these risks could materialize and have a material adverse effect on our business, financial condition, and results of operations.

Our reliance on legacy information technology systems and the challenges associated with their maintenance and upgrade could adversely affect our business, financial condition, and results of operations.

We rely on a variety of information technology (IT) systems and infrastructure to support our operations, including critical business processes, data management, and customer-facing applications. Some of these systems are legacy technologies that have been in place for a significant period. While we strive to maintain and update our IT infrastructure, our reliance on these legacy systems presents several risks, including performance and reliability issues, security vulnerabilities, integration challenges, increased maintenance costs, and compliance risks.

We may undertake significant IT infrastructure upgrade and modernization projects to address these challenges. Such projects, however, involve substantial risks, including significant capital expenditure and resource allocation, disruption to operations, implementation and integration challenges, data loss or corruption, and failure to achieve anticipated benefits.

Any of these risks could materially and adversely affect our business, financial condition, and results of operations.

The global markets in which we operate are highly competitive.

We face competition from other manufacturers for each of our global business platforms and in each of our geographic regions. These companies compete on technical features, quality, availability, price, customer support, and distribution coverage. Some multinational competitors have greater engineering, financial, manufacturing, and marketing resources than we have. Actions that may be taken by competitors, including pricing, business alliances, new product introductions, intellectual property advantages, market penetration, and other actions, could have a negative effect on our revenues and profitability. Moreover, some competitors that are highly leveraged both financially and operationally could become more aggressive in their pricing of products.

A challenging global economic environment or a downturn in the markets we serve could adversely affect our operating results and stock price in a material manner.

A challenging global economic environment could cause substantial reductions in our revenue and results of operations as a result of weaker demand by the end users of our products and price erosion. Price erosion may occur through competitors becoming more aggressive in pricing practices. A challenging global economy could also make it difficult for our customers, our vendors, and us to accurately forecast and plan future business activities. Our customers could also face issues gaining timely access to sufficient credit, which could have an adverse effect on our results if such events cause reductions in revenues, delays in collection, or write-offs of receivables. Further, the demand for many of our products is economically sensitive and will vary with general economic activity, trends in nonresidential construction, investment in manufacturing facilities and automation, demand for information technology equipment, and other economic factors.

Global economic uncertainty could result in a significant decline in the value of foreign currencies relative to the U.S. dollar, which could result in a significant adverse effect on our revenues and results of operations; could make it difficult for our customers and us to accurately forecast and plan future business activities; and could cause our customers to slow or reduce spending on our products and services. Economic uncertainty could also arise from fiscal policy changes in the countries in which we operate.

Changes in foreign currency rates and commodity prices can impact the buying power of our customers. For example, a strengthened U.S. dollar can result in relative price increases for our products for customers outside of the U.S., which can have a negative impact on our revenues and results of operations. Furthermore, customers' ability to invest in capital expenditures, such as our products, can be dependent on their realized profits from their sales of commodity products, such as occurs in the oil and gas markets. A decline in energy prices, therefore, can have a negative impact on our revenues and results of operations.

We may have difficulty integrating the operations of acquired businesses, which could negatively affect our results of operations, profitability, and achievement of our strategic plan.

As part of our strategic plan initiatives, we periodically execute acquisitions and divestitures. The extent to which appropriate acquisitions are made will affect our overall growth, operating results, financial condition, and cash flows. Our ability to acquire businesses successfully will decline if we are unable to identify appropriate acquisition targets, competition among potential buyers increases, the cost of acquiring suitable businesses becomes too expensive, or we lack sufficient sources of capital. As a result, we may be unable to make acquisitions or be forced to pay more or agree to less advantageous acquisition terms for companies we would like to acquire.

We may also have difficulty integrating acquired businesses or future acquisitions may be unable to meet our performance expectations. Some of the integration challenges we might face include differences in corporate culture and management styles, additional or conflicting governmental regulations, compliance with the Sarbanes-Oxley Act of 2002, financial reporting that is not in compliance with U.S. generally accepted accounting principles, disparate company policies and practices, customer relationship issues, and retention of key personnel. Furthermore, we may be unable to integrate operations successfully or cost-effectively, which could have an adverse impact on our results of operations or our profitability.

We may be unable to achieve our goals related to revenue growth.

In order to meet the goals in our strategic plan, we must execute our commercial strategy and grow our business, both organically and through acquisitions. We may be unable to achieve our goals due to a failure to identify growth opportunities, such as trends and technological changes in our end markets. The enterprise and industrial end markets we serve may not experience the growth we expect. Further, those markets may be unable to sustain growth on a long-term basis, particularly in emerging markets. If we are unable to achieve our goals related to revenue growth, it could have a material adverse effect on our results of operations, financial position, and cash flows.

Our revenue for any particular period can be difficult to forecast.

Our revenue for any particular period can be difficult to forecast, especially in light of the challenging and inconsistent global macroeconomic environment and related market uncertainty. Our revenue may grow at a slower rate than in past periods or even decline on a year-over-year basis. Changes in market growth rates can have a significant effect on our operating results.

The timing of orders for customer projects can also have a significant effect on our operating results in the period in which the products are shipped and recognized as revenue. The timing of such projects is difficult to predict, and the timing of revenue recognition from such projects may affect period to period changes in revenue. As a result, our operating results could vary materially from quarter to quarter based on the receipt of such orders and their ultimate recognition as revenue. Similarly, we are often informed by our customers well in advance that such customer intends to place an order related to a specific project in a given quarter. Such a customer's timeline for execution of the project, and the resulting purchase order, may be unexpectedly delayed to a future quarter, or cancelled. The frequency and length of such delays can be difficult to predict. As a result, it is difficult to precisely forecast revenue and operating results for future quarters.

In addition, our revenue can be difficult to forecast due to unexpected changes in the level of our products held as inventory by our channel partners and customers. Our channel partners and customers purchase and hold our products in their inventory in order to meet the service and on-time delivery requirements of their customers. As our channel partners and customers change the level of Belden products owned and held in their inventory, our revenue is impacted. As we are dependent upon our channel partners and customers to provide us with information regarding the amount of our products that they own and hold in their inventory, unexpected changes can occur and impact our revenue forecast.

We may be unable to implement our strategic plan successfully.

Our strategic plan was developed based upon market and technology trends that we believe present revenue growth opportunities that will lead to increased shareholder value. In order to capture that revenue growth, we will increasingly focus on offering solutions, although selling products will remain a core focus of the business. To achieve these goals, we have identified a series of strategic priorities to drive growth and improve efficiency, addressing our commercial, innovation, and operational processes. We have a disciplined process for deploying this strategic plan through our associates. There is a risk that we may not be successful in developing or executing these measures to achieve the expected results for a variety of reasons, including market developments, economic conditions, shortcomings in establishing appropriate action plans, or challenges with executing multiple initiatives simultaneously. For example, our commercial initiatives may not succeed or we may lose market share due to challenges in choosing the right products to market or the right customers for these products, integrating products of acquired companies into our sales and marketing strategy, or strategically bidding against OEM partners. We may fail to identify growth opportunities. We may not be able to acquire businesses that fit our strategic plan on acceptable business terms, and we may not achieve our other strategic priorities.

We may experience significant variability in our quarterly and annual effective tax rate which would affect our reported net income.

We have a complex tax profile due to the global nature of our operations, which encompass multiple taxing jurisdictions. Variability in the mix and profitability of domestic and international activities, identification and resolution of various tax uncertainties, changes in tax laws and rates, such as the One Big Beautiful Bill Act, and the extent to which we are able to realize net operating loss and other carryforwards included in deferred tax assets and avoid potential adverse outcomes included in deferred tax liabilities, among other matters, may significantly affect our effective income tax rate in the future.

Our effective income tax rate is the result of the income tax laws in the various countries in which we do business. Our mix of income and losses in these jurisdictions affects our effective tax rate. For example, relatively more income in higher tax rate jurisdictions would increase our effective tax rate and thus lower our net income. Similarly, if we generate losses in tax jurisdictions for which no benefits are available our effective income tax rate will increase. Our effective income tax rate may also be impacted by the recognition of discrete income tax items, such as required adjustments to our liabilities for uncertain tax positions or our deferred tax asset valuation allowance. A significant increase in our effective income tax rate could have a material adverse impact on our earnings.

If we are unable to attract and retain key employees, our business operations could be adversely affected.

The inability to attract employees with AI and digital skills, engineers with relevant skills, or the loss of key current employees could have an adverse effect on us. We may not be able to find qualified replacements for these individuals and the integration of potential replacements may be disruptive to our business. More broadly, a key determinant of our success is our ability to attract, develop, and retain talented associates. While this is one of our strategic priorities, we may not be able to succeed in this regard.

Our revenue and profits would likely decline, at least temporarily, if we were to lose a key distributor.

We rely on several key distributors in marketing our products. Distributors purchase the products of our competitors along with our products. Our largest distributor accounted for approximately 14% of our revenues in 2025 and our top eight distributors accounted for a total of 35% of our revenues in 2025. If we were to lose one of these key distributors, our revenue and profits would likely decline, at least temporarily. Changes in the inventory levels of our products owned and held by our distributors can result in significant variability in our revenues. Further, certain distributors are allowed to return certain inventory in exchange for an order of equal or greater value. We have recorded reserves for the estimated impact of these inventory policies.

Consolidation of our distributors could adversely impact our revenues and earnings. It could also result in consolidation of distributor inventory, which would temporarily decrease our revenues. We have also experienced financial failure of distributors from time to time, resulting in our inability to collect accounts receivable in full. A global economic downturn could cause financial difficulties (including bankruptcy) for our distributors and other customers, which could adversely affect our results of operations.

Actions of activists could cause us to incur substantial costs, divert management's attention and resources, and have an adverse effect on our business.

From time to time, we may be subject to proposals by activists urging us to take certain actions. If activist activities ensue, our business could be adversely affected because responding and reacting to actions by activists can be costly and time-consuming, disrupt our operations and divert the attention of management and our employees. For example, we may be required to retain the services of various professionals to advise us on activist matters, including legal, financial and communications advisors, the costs of which may negatively impact our future financial results. In addition, perceived uncertainties as to our future direction, strategy or leadership created as a consequence of activist initiatives may result in the loss of potential business opportunities, harm our ability to attract new investors, customers, employees, and joint venture partners, and cause our stock price to experience periods of volatility.

Perceived failure of our data solutions to provide expected results may result in negative publicity and harm our business and operating results.

Our customers use our data solutions in a wide variety of IT and OT systems and application environments in order to help reduce security vulnerabilities and demonstrate compliance. Despite our efforts to make clear in our marketing materials and customer agreements the capabilities and limitations of these products, some customers may incorrectly view the deployment of such products in their IT or OT infrastructure as a guarantee that there will be no security incident or policy non-compliance event. As a result, the occurrence of a high profile security incident, or a failure by one of our customers to pass a regulatory compliance IT or OT audit, could result in public and customer perception that our solutions are not effective and harm our business and operating results, even if the occurrence is unrelated to the use of such products or if the failure is the result of actions or inactions on the part of the customer.

<u>General Industry and Economic Risks</u>

Inflation and changes in the price and availability of raw materials may lead to higher input and labor costs in a way that could be detrimental to our profitability.

As a result of increased inflation, costs of raw materials and labor may increase in a way that we are unable to offset in a timely manner through higher prices for finished goods.

Copper is a significant component of the cost of most of our cable products. Historically, the prices of metals, particularly copper, have been volatile. Prices of other materials we use, such as PVC and other plastics derived from petrochemical feedstocks, have also been volatile. Generally, we have recovered much of the higher cost of raw materials through higher pricing of our finished products. The majority of our products are sold through distribution, and we manage the pricing of these products through published price lists which we update from time to time, with new prices typically taking effect a few weeks after they are announced. Some OEM contracts have provisions for passing through raw material cost changes, generally with a lag of a few weeks to three months. Especially during periods of inflation, if we are unable to raise prices timely and sufficiently to recover our material costs or increases in the cost of internal or external labor, our earnings and margins could decline. If we raise our prices but competitors raise their prices less, we may lose sales, and our earnings could decline. If the price of copper were to decline, we may be compelled to reduce prices to remain competitive, which could have a negative effect on revenues. While we generally believe the supply of raw materials (copper, plastics, and other materials) is adequate, we have experienced instances of limited supply of certain raw materials, resulting in extended lead times and higher prices. If a supply interruption or shortage of materials were to occur (including due to labor or political disputes), this could have a negative effect on revenues and earnings.

Similarly, if we raise employee wages in a manner sufficient to offset inflation, it may erode our profitability. Conversely, if we fail to raise employee wages in a manner sufficient to offset inflation, associates could leave the Company resulting in capacity constraints which could have a negative effect on revenues and earnings.

Extreme weather events and other climate-related catastrophes could impact our locations, our people and our performance.

An increased incidence in catastrophic events, including, but not limited to, hurricanes, tornadoes, flooding, drought and wildfires, increases the probability that our physical locations or communities in which we employ our people will be impacted. In addition to direct physical damages, such events can lead to supply chain disruptions and increased costs of doing business, including costs to retrofit existing facilities to comply with green building standards and increased property and casualty insurance premiums. These negative consequences could have a negative impact on our employee safety and our financial performance.

Future epidemics, pandemics or other major disasters could impact our future results of operations and overall financial performance.

In the past, our operations and the operations of our suppliers, channel partners and customers have been disrupted to varying degrees by a pandemic. The duration and extent of the impact from any future epidemic, pandemic or major disaster depends on future developments that cannot be accurately predicted at this time, such as the extent and effectiveness of containment actions, treatments and vaccinations, the effects of measures enacted by policy makers and central banks around the globe, and the impact of these and other factors on our employees, customers, channel partners and suppliers. If we are not able to respond to and manage the impact of such events effectively, our business may be affected.

Volatility of credit markets and rising interest rates could adversely affect our business.

Uncertainty in U.S. and global financial and equity markets could make it more expensive for us to conduct our operations and more difficult for our customers to buy our products. Additionally, market volatility or uncertainty may cause us to be unable to pursue or complete acquisitions. Our ability to implement our business strategy and grow our business, particularly through acquisitions, may depend on our ability to raise capital by selling equity or debt securities or obtaining additional debt financing. Market conditions including changes in interest rates may prevent us from obtaining financing when we need it or on terms acceptable to us.

We may be unable to achieve our strategic priorities in emerging markets.

Emerging markets are a significant focus of our strategic plan. The developing nature of these markets presents a number of risks. We may be unable to attract, develop, and retain appropriate talent to manage our businesses in emerging markets. Deterioration of social, political, labor, or economic conditions in a specific country or region may adversely affect our operations or financial results. Emerging markets may not meet our growth expectations, and we may be unable to maintain such growth or to balance such growth with financial goals and compliance requirements. Among the risks in emerging market countries are bureaucratic intrusions and delays, contract compliance failures, engrained business partners that do not comply with local or U.S. law, such as the Foreign Corrupt Practices Act, fluctuating currencies and interest rates, limitations on the amount and nature of investments, restrictions on permissible forms and structures of investment, unreliable legal and financial infrastructure, regime disruption and political unrest, uncontrolled inflation and commodity prices, fierce local competition by companies with better political connections, and corruption. In addition, the costs of compliance with local laws and regulations in emerging markets may negatively impact our competitive position as compared to locally owned manufacturers.

Legal and Regulatory Risks

Changes in global tariffs and trade agreements may have a negative impact on global economic conditions, markets and our business.

Like most multinational companies, we have supply chains and sales channels that extend beyond national borders. Purchasing and production decisions in some cases are largely influenced by the trade agreements and the tax and tariff structures in place. Disruption in those structures can create significant market uncertainty. Unanticipated complications in the free movement of goods in North America or Europe, an escalation of tariff activity anywhere in the world, or changes to existing free trade agreements, especially the United States-Mexico-Canada Agreement (USMCA), could materially impact our financial results. In addition to the potential direct impacts of free trade restrictions, longer term macroeconomic consequences could result, including slower growth, inflation, higher interest rates and unfavorable impacts to currency exchange rates. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws may adversely affect our financial position.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be contested or overturned by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Governmental tax authorities are increasingly scrutinizing the tax positions of companies. The U.S. federal and state governments, countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are actively implementing changes to existing tax laws, including a global minimum tax. As changes to tax laws become effective in countries in which we do business, our taxes could increase and negatively impact our provision for income taxes.

We are subject to laws and regulations worldwide, changes to which could increase our costs and individually or in the aggregate adversely affect our business.

We are subject to laws and regulations affecting our global operations in a number of areas. These U.S. and foreign laws and regulations affect our activities including, but not limited to, in areas of labor, advertising, real estate, billing, e-commerce, promotions, quality of services, property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, machine learning and artificial intelligence, data privacy requirements, anti-competition, environmental, health and safety.

Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could individually or in the aggregate make our products and services less attractive to our customers, delay the introduction of new products in one or more regions, or cause us to change or limit our business practices. We have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies and procedures.

Specifically with respect to data privacy, new and evolving data protection regulations have been adopted or are being considered or refined for most of the developed world. Many of these data privacy regulations contain operational requirements for companies that receive or process personal data of residents of their respective jurisdictions and include significant penalties for non-compliance. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

Increasing expectations with respect to Sustainability matters by our various stakeholders and Sustainability regulation could adversely affect our business and operating results.

As a response to growing customer, investor, employee, governmental, and other stakeholder interest in our sustainability practices, we have increased reporting of our sustainability programs and performance and have established and announced our aspirational goals or targets, including those regarding greenhouse gas emissions and other factors. Our ability to achieve such goals and aspirations is subject to numerous risks and uncertainties, many of which rely on the collective efforts of others or may be outside of our control. Such risks include, among others, the availability and adoption of new or additional technologies that reduce carbon or eliminate energy sources on a commercially reasonable basis, competing and evolving economic, policy and regulatory factors, the availability of qualified candidates in our labor markets and our ability to recruit and retain key talent, and customer engagement in our goals. There may be times where actual outcomes vary from those aimed for or expected and sometimes challenges may delay or block progress. As a result, we cannot offer assurances that the results reflected or implied by any such statements will be realized or achieved. Moreover, standards and expectations for Sustainability matters continue to evolve and may be subject to varying interpretations, which may result in significant revisions to our goals or progress. A failure or perceived failure to meet our aspirational goals or targets within the timelines we announce, or at all, or a failure or perceived failure to meet evolving stakeholders expectations and standards, could damage our reputation, adversely affect employee retention or engagement or support from our various stakeholders and could subject us to government enforcement actions or penalties and private litigation. Such outcomes could negatively impact the Company's business, capital expenditures, results of operations, financial condition and competitive position.

We might have difficulty protecting our intellectual property from use by competitors, or competitors might accuse us of violating their intellectual property rights.

Disagreements about patents and other intellectual property rights occur in the markets we serve. Third parties have asserted and may in the future assert claims of infringement of intellectual property rights against us or against our customers or channel partners for which we may be liable. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain products or performing certain services. We may encounter difficulty enforcing our own intellectual property rights against third parties, which could result in price erosion or loss of market share.

Our use of open source software could negatively impact our ability to sell our products and may subject us to unanticipated obligations.

The products, services, or technologies we acquire, license, provide, or develop may incorporate or use open source software. We monitor and restrict our use of open source software in an effort to avoid unintended consequences, such as reciprocal license grants, patent retaliation clauses, and the requirement to license our products at no cost. Nevertheless, we may be subject to unanticipated obligations regarding our products which incorporate or use open source software.

If our goodwill or other intangible assets become impaired, we would be required to recognize charges that would reduce our income.

Under accounting principles generally accepted in the U.S., goodwill and certain other intangible assets are not amortized but must be reviewed for possible impairment annually or more often in certain circumstances if events indicate that the asset values may not be recoverable. Asset impairment charges would reduce our income without any change to our underlying cash flows.

Some of our employees are members of collective bargaining groups, and we might be subject to labor actions that would interrupt our business.

Some of our employees, primarily outside the U.S., are members of collective bargaining groups. We believe that our relations with employees are generally good. However, if there were a dispute with one of these bargaining groups, the affected operations could be interrupted, resulting in lost revenues, lost profit contribution, and customer dissatisfaction.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Cybersecurity risk oversight and management is a top priority for the Company and the Board of Directors. The Company offers a broad portfolio of cybersecurity solutions to its customers, and an understanding of cybersecurity risks is critical to both the Company internally and to our customers and business partners. The Company identifies, assesses, and manages cybersecurity risk as part of both the enterprise cybersecurity program and the enterprise risk management program. The Company's expertise, dedicated resources and proven technology in cybersecurity management are evident in the Company's enterprise cybersecurity program. The Company's Cybersecurity Committee (described below) is a subcommittee of and reports to the Audit Committee, which oversees the enterprise risk management program.

The Company has adopted processes and procedures for incident detection, containment and response, which are provided through a variety of resources, including:
- 24/7 Security Operations Center,
- advanced endpoint detection and response,
- user behavior analytics,
- vulnerability identification and patching,
- email threat prevention,
- data loss prevention,
- identity and privileged access management, and
- ongoing phishing training and testing.

To ensure the Company is addressing constant changes in the threat landscape, management and the Board of Directors continue to advance their cybersecurity knowledge and stay current with evolving information, regulations and industry practices through our memberships and affiliations with industry leading companies such as Crowdstrike, IBM, and Palo Alto Networks, as well as national organizations such as the Federal Bureau of Investigation, the Cybersecurity and Infrastructure Security Agency and others. In addition, to supplement our efforts, expert consultants and third-party vendors are engaged from time to time to assess enterprise security posture, identify operational technology vulnerabilities, and assess software product security. In addition to these assessments, the Company engages third-party vendors to perform enterprise-wide attack and penetration tests. Findings from these activities are reported to senior management and the Belden Board of Directors. To demonstrate Belden's commitment to information security, the company gained ISO 27001:2022 certification for all business and locations globally.

The Company recognizes the importance of identifying and managing material cybersecurity risks associated with our use of third-party service providers. To address these third-party risks, the Company has developed a program to assess both new and existing vendors and suppliers that are expected to have access to or otherwise influence Belden's internal network or internal data. Components of this program include customed vendor security assessments, security architecture review, and third-party rating services. We perform cybersecurity due diligence through this program as appropriate in connection with the on-boarding of a third-party relationship and conduct periodic reviews based on the inherent risk profile of the particular provider.

Impact of Cybersecurity Risks on Strategy and Results

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected, and the Company believes that they are not reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial condition. The Company determined the impact of a past incident was not material, but enhanced its cybersecurity controls and processes in response to the incident. The Company has taken reasonable measures to protect against future compromise, and believes these measures will protect against material adverse impact, including its business strategy, results of operations or financial condition.

Cybersecurity Governance

In 2018, in recognition of the unique nature of cybersecurity threats and the desire to apply focused oversight of cybersecurity risk, the Company's Board of Directors formed a Cybersecurity Subcommittee (the "Subcommittee") providing oversight of the Company's cybersecurity posture and reporting to the Board's Audit Committee. The Subcommittee consists of three independent directors with experience and/or expertise in cybersecurity management and oversight. The Subcommittee meets regularly on at least a quarterly basis. The Subcommittee has full access to management and consultants engaged by management and receives regular reporting directly from the Company's chief information officer, head of cybersecurity, internal audit and the legal function, as well as third-party assessments of the Company's cybersecurity processes and posture. In addition, the full Board of Directors receives a report on cybersecurity annually, or as necessary. In 2026, due to the current makeup of the Board, the relative stability of management's cybersecurity approach, and the availability within the Audit Committee's agenda, the Board plans to eliminate the separate subcommittee and move direct cybersecurity oversight up to the Audit Committee level as a standard quarterly agenda item.

The Company's cybersecurity program is managed by a dedicated vice president of cybersecurity, who reports directly to Belden's chief information officer and whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. The chief information officer reports directly to the Company's chief financial officer and has access to other members of senior management, including Belden's chief executive officer, as appropriate. Belden's vice president of cybersecurity has over 30 years of IT experience, including twelve years of cybersecurity experience. Belden's chief information officer has over 35 years of IT experience, a BS in Computer Science and an MBA.

The Company's policies and procedures described above are designed to ensure that the Company's vice president of cybersecurity and chief information officer and other necessary members of any cybersecurity response team are appropriately informed of any cybersecurity matters and the status of our ongoing processes. The Company's vice president of cybersecurity and chief information officer jointly provide periodic reports to the Subcommittee, the Company's CEO and CFO, and other members of management. These reports include updates on the Company's cybersecurity risks and threats, the status of projects to strengthen its information security systems, assessments of the information security program, and the emerging threat landscape. The Company's program is regularly evaluated internally and externally and updates are presented to senior management and the Subcommittee. The Company also actively engages with key vendors, industry participants, and knowledge leaders as part of the Company's continuing efforts to evaluate and enhance the effectiveness of its information security policies and procedures.

Item 2. Properties

Belden owns and leases manufacturing, warehousing, sales, and administrative space in locations around the world. We also have a corporate office that we lease in St. Louis, Missouri. The leases are of varying terms, expiring from 2026 through 2039. The table below summarizes the geographic locations of our manufacturing and other operating facilities utilized by our segments as of December 31, 2025.

	Smart Infrastructure Solutions	Automation Solutions	Both Segments	Total
Belgium	—	1	—	1
Canada	—	1	—	1
China	—	—	1	1
Czech Republic	—	1	—	1
Denmark	2	—	—	2
Germany	1	1	—	2
Hungary	—	—	1	1
India	1	—	1	2
Italy	—	—	1	1
Mexico	—	—	3	3
Netherlands	—	—	1	1
Poland	1	—	—	1
Tunisia	1	—	—	1
United Kingdom	1	—	—	1
United States	6	2	2	10
Total	13	6	10	29

In addition to the manufacturing and other operating facilities summarized above, our business operations also utilize approximately 5 warehouses worldwide. As of December 31, 2025, we owned or leased a total of approximately 6 million square feet of facility space worldwide. We believe that our production facilities are suitable for their present and intended purposes and adequate for our current level of operations.

Item 3. Legal Proceedings

We are a party to various legal proceedings and administrative actions that are incidental to our operations. In our opinion, the proceedings and actions in which we are involved should not, individually or in the aggregate, have a material adverse effect on our financial condition, operating results, or cash flows. However, since the trends and outcome of this litigation are inherently uncertain, we cannot give absolute assurance regarding the future resolution of such litigation, or that such litigation may not become material in the future.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "BDC." As of February 11, 2026, there were 178 record holders of common stock of Belden Inc.

We have a share repurchase program which allows us to purchase our common stock through open market repurchases, negotiated transactions, or other means, in accordance with applicable securities laws and other restrictions. This program is funded with cash on hand and cash flows from operating activities and does not have an expiration date. During 2025, we repurchased 1.7 million shares of our common stock for an aggregate cost of $194.6 million at an average price per share of $113.00. As of December 31, 2025, we had $145.4 million of authorizations remaining under the program. Set forth below is information regarding our stock repurchases for the three months ended December 31, 2025 (in thousands, except per share amounts).

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of shares Repurchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
Balance at September 28, 2025				$ 190,000
September 29, 2025 through November 2, 2025	—	$ —	—	190,000
November 3, 2025 through November 30, 2025	—	—	—	190,000
December 1, 2025 through December 31, 2025	372	120.02	372	145,381
Total	372	$ 120.02	372	$ 145,381

Stock Performance Graph

The following graph compares the cumulative total shareholder return on Belden's common stock over the five-year period ended December 31, 2025, with the cumulative total return during such period of the Standard and Poor's 500 Stock Index and the Standard and Poor's 1500 Industrials Index. The comparison assumes $100 was invested on December 31, 2020, in Belden's common stock and in each of the foregoing indices and assumes reinvestment of dividends. The stock performance shown on the graph below represents historical stock performance and is not necessarily indicative of future stock price performance.



Comparison of Cumulative Five Year Total Return

Legend: —△— Belden Inc.　—□— S&P 500 Index　—◇— S&P Composite 1500 Industrials Index　—✕— Peer Group

(1)　The chart above and the accompanying data are "furnished," not "filed," with the SEC.

Total Return To Shareholders (Includes reinvestment of dividends)

Company Name / Index	ANNUAL RETURN PERCENTAGE Years Ended December 31,				
	2021	2022	2023	2024	2025
Belden Inc.	57.5%	9.7%	7.7%	46.1%	3.7%
S&P 500 Index	28.7%	(18.1)%	26.3%	25.0%	17.9%
S&P 1500 Industrials Index	22.2%	(6.4)%	20.4%	16.9%	18.3%

Company Name / Index	Base Period 2020	2021	2022	2023	2024	2025
		INDEXED RETURNS Years Ended December 31,				
Belden Inc.	$ 100.00	$ 157.46	$ 172.81	$ 186.10	$ 271.82	$ 281.82
S&P 500 Index	100.00	128.71	105.40	133.10	166.40	196.16
S&P 1500 Industrials Index	100.00	122.18	114.33	137.62	160.94	190.46

Item 6.　[Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Belden is a leading global supplier of complete connection solutions that unlock untold possibilities for our customers, their customers and the world. We advance ideas and technologies that enable a safer, smarter and more prosperous future. Throughout our 120-plus year history we have evolved as a company, but making connections remains our purpose. By connecting people, information and ideas, we make it possible.

Our long-term business goals are to:
- Achieve mid-single-digit annual revenue growth;
- Deliver incremental Adjusted EBITDA margins between 25% to 30%;
- Generate free cash flow margin approaching 10%;
- Execute a disciplined capital allocation strategy while maintaining net leverage around 1.5x; and
- Strive for annual Adjusted EPS growth of 10% to 12%.

Significant Trends and Events in 2025

The following trends and events during 2025 had varying effects on our financial condition, results of operations, and cash flows.

Foreign currency

Our exposure to currency rate fluctuations primarily relates to exchange rate movements between the U.S. dollar and the euro, Canadian dollar, Hong Kong dollar, Chinese yuan, Mexican peso, Australian dollar, British pound, and Indian rupee. Generally, as the U.S. dollar strengthens against these foreign currencies, our revenues and earnings are negatively impacted as our foreign denominated revenues and earnings are translated into U.S. dollars at a lower rate. Conversely, as the U.S. dollar weakens against foreign currencies, our revenues and earnings are positively impacted. Because all of our senior subordinated notes are denominated in euros, interest expense on the notes is affected by exchange rate movements between the U.S. dollar and the euro.

In addition to the translation impact described above, currency rate fluctuations have an economic impact on our financial results. As the U.S. dollar strengthens or weakens against foreign currencies, it results in a relative price increase or decrease for certain of our products that are priced in U.S. dollars in a foreign location.

Commodity Prices

Our operating results can be affected by changes in prices of commodities, primarily copper and compounds, which are components in some of the products we sell. Generally, as the costs of inventory purchases increase due to higher commodity prices, we raise selling prices to customers to cover the increase in costs, resulting in higher sales revenue but a lower gross profit percentage. Conversely, a decrease in commodity prices would result in lower sales revenue but a higher gross profit percentage. Selling prices of our products are affected by many factors, including end market demand, capacity utilization, overall economic conditions, and commodity prices. Importantly, however, there is no exact measure of the effect of changing commodity prices, as there are thousands of transactions in any given quarter, each of which has various factors involved in the individual pricing decisions. Therefore, all references to the effect of copper prices or other commodity prices are estimates.

Channel Inventory

Our operating results also can be affected by the levels of Belden products purchased and held as inventory by our channel partners and customers. Our channel partners and customers purchase and hold our products in their inventory in order to meet the service and on-time delivery requirements of their customers. Generally, as our channel partners and customers change the level of Belden products owned and held in their inventory, it impacts our revenues. Comparisons of our results between periods can be impacted by changes in the levels of channel inventory. We are dependent upon our channel partners to provide us with information regarding the amount of our products that they own and hold in their inventory. As such, all references to the effect of channel inventory changes are estimates.

Market Growth and Market Share

The markets in which we operate can generally be characterized as highly competitive and highly fragmented, with many players. Based on available data for our served markets, we estimate that our market share across our segments is significant, ranging from approximately 5% – 15%. A substantial acquisition in one of our served markets would be necessary to meaningfully change our estimated market share percentage. We monitor available data regarding market growth, including independent market research reports, publicly available indices, and the financial results of our direct and indirect peer companies, in order to estimate the extent to which our served markets grew or contracted during a particular period. We generally expect that our unit sales volume will increase or decrease consistently with the market growth rate. Our strategic goal is to transition to a solutions provider and target faster growing geographies, applications, and trends within our end markets, in order to achieve growth that is higher than the general market growth rate. To the extent that we exceed the market growth rates, we consider it to be the result of capturing market share.

Inflation

During periods of inflation, if we are unable to raise prices timely and sufficiently to recover our material costs, our earnings could decline. Furthermore, inflation may impact labor, energy, and other costs. We monitor inflation pressures and proactively implement selling price increases and cost control measures as appropriate.

Share Repurchase Program

During 2025, we repurchased 1.7 million shares of our common stock for an aggregate cost of $194.6 million at an average price per share of $113.00. See Note 21.

Results of Operations

Consolidated Income before Taxes

	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
	Years Ended December 31,			**Percentage Change**	
			(In thousands, except percentages)		
Revenues	$ 2,715,194	$ 2,460,979	$ 2,512,084	10.3 %	(2.0)%
Gross profit	1,031,172	922,222	954,966	11.8 %	(3.4)%
Selling, general and administrative expenses	533,366	494,603	492,702	7.8 %	0.4 %
Research and development expenses	128,758	112,365	116,427	14.6 %	(3.5)%
Amortization of intangibles	53,356	48,794	40,375	9.3 %	20.9 %
Gain on sale of assets	—	—	12,056	n/a	(100.0)%
Operating income	315,692	266,460	317,518	18.5 %	(16.1)%
Interest expense, net	46,355	38,303	33,625	21.0 %	13.9 %
Non-operating pension benefit (cost)	(2,395)	(215)	1,863	1,014.0 %	(111.5)%
Loss related to revolver refinancing	76	—	—	n/a	n/a
Income before taxes	266,866	227,942	285,756	17.1 %	(20.2)%

2025 Compared to 2024

Revenues increased $254.2 million from 2024 to 2025 due to the following factors:

- Higher sales volume resulted in a $154.1 million increase in revenues.
- Acquisitions contributed $54.5 million in revenues.
- Copper pass-through pricing contributed $36.7 million in revenues.
- Currency translation had a $13.2 million favorable impact on revenues.
- Divestitures had a $4.3 million unfavorable impact on revenues.

Gross profit increased $109.0 million from 2024 to 2025 primarily due to the changes in revenues discussed above. Gross profit margins were robust, expanding 50 basis points from 37.5% to 38.0%.

Selling, general and administrative expenses increased $38.8 million from 2024 to 2025 primarily due to expenses from the operations of companies acquired in 2024 and strategic investments.

Research and development expenses increased $16.4 million from 2024 to 2025 primarily due to strategic investments.

Amortization of intangibles increased $4.6 million from 2024 to 2025 primarily due to acquisitions, partially offset by certain intangible assets becoming fully amortized.

Operating income increased $49.2 million from 2024 to 2025 primarily due to the increase in gross profit, partially offset by the increases in selling, general and administrative expenses and research and development expenses discussed above.

Net interest expense increased $8.1 million from 2024 to 2025 primarily due to fluctuations in interest income and foreign currency translation.

Income before taxes increased $38.9 million from 2024 to 2025 primarily due to the increase in operating income, partially offset by the increase in net interest expense discussed above.

2024 Compared to 2023

Revenues decreased $51.1 million from 2023 to 2024 due to the following factors:

- Lower sales volume resulted in a $141.3 million decrease in revenues.
- Currency translation had a $10.1 million unfavorable impact on revenues.
- Divestitures had a $0.4 million unfavorable impact on revenues.
- Acquisitions contributed $72.9 million in revenues.
- Copper pass-through pricing contributed $27.6 million in revenues.

Gross profit decreased $32.7 million from 2023 to 2024 primarily due to the changes in revenues discussed above.

Selling, general and administrative expenses increased $1.9 million from 2023 to 2024 primarily due to expenses from the operations of companies acquired in 2024, partially offset by the benefits realized from our productivity initiatives. See Note 14.

Research and development expenses decreased $4.1 million from 2023 to 2024 primarily due to the timing of projects.

Amortization of intangibles increased $8.4 million from 2023 to 2024 primarily due to acquisitions.

During 2023, we sold certain real estate in Canada and recognized a $12.1 million pre-tax gain on sale. See Note 10.

Operating income decreased $51.1 million from 2023 to 2024 primarily due to the decrease in gross profit, decrease in the gain on sale of assets, and increase in amortization expense discussed above.

Net interest expense increased $4.7 million from 2023 to 2024 primarily due to fluctuations in interest income and foreign currency translation.

Income before taxes decreased $57.8 million from 2023 to 2024 primarily due to the decrease in operating income and increase in net interest expense discussed above.

Income Taxes

| | Years Ended December 31, | | | Percentage Change | |
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
	(In thousands, except percentages)				
Income before taxes	$ 266,866	$ 227,942	$ 285,756	17.1 %	(20.2)%
Income tax expense	(29,344)	(29,528)	(43,200)	(0.6)%	(31.6)%
Effective tax rate	11.0%	13.0%	15.1 %		

In 2025, we recognized income tax expense of $29.3 million, representing an effective tax rate of 11.0%. The effective tax rate in 2025 was primarily impacted by the release of uncertain tax position reserves related to tax credits, the results of tax audits, and by the effect of our foreign operations, including statutory tax rate differences and foreign tax credits. In 2024, we recognized income tax expense of $29.5 million, representing an effective tax rate of 13.0%, and in 2023, we recognized income tax expense of $43.2 million, representing an effective tax rate of 15.1%. The effective tax rates in 2024 and 2023 were primarily impacted by the effect of our foreign operations, including statutory tax rates differences and foreign tax credits. Our income tax expense and effective tax rate in future periods may be impacted by many factors, including our geographic mix of income and changes in tax laws. See Note 17.

Consolidated Adjusted EBITDA

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In thousands, except percentages)		
Revenues	$2,715,194	$2,460,979	$2,512,084
GAAP net income	$ 237,522	$ 198,414	$ 242,556
Depreciation expense	63,784	56,383	51,379
Amortization of intangibles	53,356	48,794	40,375
Interest expense, net	46,355	38,303	33,625
Income tax expense	29,344	29,528	43,200
Severance, restructuring, and acquisition integration costs [1]	14,967	22,814	25,152
Amortization of software development intangible assets	12,293	10,564	7,692
Adjustments related to acquisitions and divestitures [2]	1,037	4,764	6,177
Loss related to revolver refinancing	76	—	—
Non-operating pension settlement loss	—	1,208	—
Gain on sale of assets [3]	—	—	(12,056)
Adjusted EBITDA	$ 458,734	$ 410,772	$ 438,100
GAAP net income margin	*8.7 %*	*8.1 %*	*9.7 %*
Adjusted EBITDA margin	*16.9 %*	*16.7 %*	*17.4 %*

(1)   Includes costs associated with acquisitions, productivity initiatives, and manufacturing footprint actions.

(2)   Includes fair value adjustments of acquired assets and costs associated with a former subsidiary that was previously divested.

(3)   In 2023, we sold certain real estate in Canada for $13.8 million, net of transaction costs and recognized a $12.1 million pre-tax gain on sale. See Note 10, *Property, Plant, and Equipment*, for details.

Use of Non-GAAP Financial Information

Adjusted EBITDA, Adjusted EBITDA margin, and free cash flow are non-GAAP financial measures. In addition to reporting financial results in accordance with accounting principles generally accepted in the United States, we provide non-GAAP operating results adjusted for certain items, including: asset impairments; accelerated depreciation expense due to plant consolidation activities; fair value adjustments and transaction costs related to acquisitions; severance, restructuring, and acquisition integration costs; gains (losses) recognized on the disposal of businesses and tangible assets; amortization of intangible assets; gains (losses) on debt extinguishment; certain gains (losses) from patent settlements; discontinued operations; and other costs. We adjust for the items listed above in all periods presented, unless the impact is clearly immaterial to our financial statements. When we calculate the tax effect of the adjustments, we include all current and deferred income tax expense commensurate with the adjusted measure of pre-tax profitability.

We utilize the adjusted results to review our ongoing operations without the effect of these adjustments and for comparison to budgeted operating results. We believe the adjusted results are useful to investors because they help them compare our results to previous periods and provide important insights into underlying trends in the business and how management oversees our business operations on a day-to-day basis. As an example, we adjust for acquisition-related expenses, such as amortization of intangibles and impacts of fair value adjustments because they generally are not related to the acquired businesses' core business performance. As an additional example, we exclude the costs of restructuring programs, which can occur from time to time for our current businesses and/or recently acquired businesses. We exclude the costs in calculating adjusted results to allow us and investors to evaluate the performance of the business based upon its expected ongoing operating structure. We believe the adjusted measures, accompanied by the disclosure of the costs of these programs, provides valuable insight. Adjusted results should be considered only in conjunction with results reported according to accounting principles generally accepted in the United States.

	Years Ended December 31,			Percentage Change	
	2025	**2024**	**2023**	**2025 vs. 2024**	**2024 vs. 2023**
	(In thousands, except percentages)				
Revenues	$2,715,194	$2,460,979	$2,512,084	10.3 %	(2.0)%
Adjusted EBITDA	458,734	410,772	438,100	11.7 %	(6.2)%
as a percent of revenues	*16.9 %*	*16.7 %*	*17.4 %*		

2025 Compared to 2024

Adjusted EBITDA increased $48.0 million in 2025 from 2024 primarily due to the increase in revenues as discussed above and favorable mix, partially offset by an increase in strategic investments.

2024 Compared to 2023

Adjusted EBITDA decreased $27.3 million in 2024 from 2023 primarily due to the decline in revenues as discussed above, partially offset by favorable mix and benefits realized from our productivity improvement initiatives.

Segment Results of Operations

For additional information regarding our segment measures, see Note 5 to the Consolidated Financial Statements.

Smart Infrastructure Solutions

	Years Ended December 31,			Percentage Change	
	2025	**2024**	**2023**	**2025 vs. 2024**	**2024 vs. 2023**
	(In thousands, except percentages)				
Segment Revenues	$1,219,422	$1,143,790	$1,122,831	6.6 %	1.9 %
Segment EBITDA	147,942	140,092	149,107	5.6 %	(6.0)%
as a percent of segment revenues	*12.1 %*	*12.2 %*	*13.3 %*		

2025 Compared to 2024

Smart Infrastructure Solutions revenues increased $75.6 million in 2025 as compared to 2024. The increase was due to revenues from acquisitions, increases in volume, higher copper pass-through pricing, and favorable currency translation of $49.1 million, $15.0 million, $9.1 million, and $2.4 million, respectively.

Smart Infrastructure Solutions EBITDA increased $7.9 million in 2025 as compared to 2024 primarily due to the changes in revenues discussed above and favorable mix, partially offset by strategic investments.

2024 Compared to 2023

Smart Infrastructure Solutions revenues increased $21.0 million in 2024 as compared to 2023. Revenues from acquisitions and higher copper pass-through pricing contributed $72.1 million and $10.7 million, respectively, to the increases in revenues, partially offset by a decline in volume of $60.7 million and unfavorable currency translation of $1.1 million.

Smart Infrastructure Solutions EBITDA decreased $9.0 million in 2024 as compared to 2023 primarily due to unfavorable mix.

Automation Solutions

	Years Ended December 31,			Percentage Change	
	2025	**2024**	**2023**	**2025 vs. 2024**	**2024 vs. 2023**
	(In thousands, except percentages)				
Segment Revenues	$1,495,772	$1,317,189	$1,389,253	13.6 %	(5.2)%
Segment EBITDA	313,386	269,766	287,328	16.2 %	(6.1)%
as a percent of segment revenues	*21.0 %*	*20.5 %*	*20.7 %*		

2025 Compared to 2024

Automation Solutions revenues increased $178.6 million in 2025 as compared to 2024 primarily due to increases in volume, higher copper pass-through prices, favorable currency translation, and acquisitions of $139.1 million, $27.6 million, $10.8 million and $1.1 million, respectively.

Automation Solutions EBITDA increased $43.6 million in 2025 as compared to 2024 primarily as a result of the increase in revenues discussed above, partially offset by an increase in strategic investments.

2024 Compared to 2023

Automation Solutions revenues decreased $72.1 million in 2024 as compared to 2023 primarily due to decreases in volume and unfavorable currency translation of $80.4 million and $9.0 million, respectively, partially offset by higher copper pass-through prices and acquisitions, net of disposals of $16.9 million and $0.4 million, respectively.

Automation Solutions EBITDA decreased $17.6 million in 2024 as compared to 2023 primarily as a result of the decrease in revenues discussed above, partially offset by benefits realized from our productivity improvement initiatives.

Liquidity and Capital Resources

Significant factors affecting our cash liquidity include (1) cash provided by operating activities, (2) disposals of businesses and tangible assets, (3) cash used for acquisitions, restructuring actions, capital expenditures, share repurchases, dividends, and senior subordinated note repurchases, and (4) our available credit facilities and other borrowing arrangements. We expect our operating activities to generate cash in 2026 and believe our sources of liquidity are sufficient to fund current working capital requirements, capital expenditures, contributions to our retirement plans, share repurchases, senior subordinated note repurchases, quarterly dividend payments, and our short-term operating strategies. However, we may require external financing were we to complete a significant acquisition. Our ability to continue to fund our future needs from business operations could be affected by many factors, including, but not limited to: economic conditions worldwide, customer demand, competitive market forces, customer acceptance of our product offerings, and commodities pricing.

The following table is derived from our Consolidated Cash Flow Statements:

| | Years Ended December 31, | |
| | 2025 | 2024 |
	(In thousands)	
Net cash provided by (used for):		
Operating activities	$ 354,864	$ 352,076
Investing activities	(128,237)	(426,755)
Financing activities	(217,772)	(143,718)
Effects of currency exchange rate changes on cash and cash equivalents	10,730	(8,345)
Net increase (decrease) in cash and cash equivalents	19,585	(226,742)
Cash and cash equivalents, beginning of year	370,302	597,044
Cash and cash equivalents, end of year	$ 389,887	$ 370,302

Net cash provided by operating activities totaled $354.9 million for 2025 compared to $352.1 million for 2024. The increase is primarily due to the increase in earnings, partially offset by unfavorable changes in operating assets and liabilities. Receivables and inventories were both uses of cash in 2025 compared to sources of cash in 2024, primarily due to the increase in revenues in 2025.

Net cash flows used for investing activities totaled $128.2 million for 2025 compared to $426.8 million for 2024. Investing activities for 2025 included $136.2 million for capital expenditures, partially offset by cash from business acquisitions and asset sales of $7.7 million and $0.2 million, respectively. Investing activities for 2024 included $296.5 million primarily for the acquisitions of Precision and Voleatech, $129.1 million for capital expenditures, and $1.3 million related to the disposal of a business, partially offset by asset sales of $0.1 million.

Net cash flows used for financing activities totaled $217.8 million for 2025 compared to $143.7 million for 2024. Financing activities for 2025 included $195.6 million of payments under our share repurchase program, including excise tax; $50.0 million of payments on our revolving credit facility; $20.8 million of payments related to share based compensation activities; $8.0 million of cash dividend payments; $3.2 million of debt issuance cost payments; and $1.8 million of financing lease payments; partially offset by $50.0 million and $11.6 million of borrowings on our revolving credit facility and proceeds from the issuance of common stock under our Employee Stock Purchase Plan, respectively. Financing activities for 2024 included payments under our share repurchase program of $134.3 million, payments related to share based compensation activities of $9.7 million, cash dividend payments of $8.2 million, financing lease payments of $1.1 million, and proceeds from the issuance of common stock of $8.9 million.

Our cash and cash equivalents balance was $389.9 million as of December 31, 2025. Of this amount, $234.0 million was held outside of the U.S. in our foreign operations. Substantially all of the foreign cash and cash equivalents are readily convertible into U.S. dollars or other foreign currencies. Our strategic plan does not require the repatriation of foreign cash in order to fund our operations in the U.S., and it is our current intention to permanently reinvest the foreign cash and cash equivalents outside of the U.S. If we were to repatriate the foreign cash to the U.S., we may be required to accrue and pay U.S. taxes in accordance with applicable U.S. tax rules and regulations as a result of the repatriation. See Note 17, *Income Taxes* in the accompanying notes to our consolidated financial statements.

Our outstanding debt obligations as of December 31, 2025 consisted of $1.3 billion of senior subordinated notes. During 2025, we borrowed and repaid $50.0 million on our Revolver at a rate of 5.7%. As of December 31, 2025, we had no borrowings outstanding on the Revolver, and our available borrowing capacity was $383.9 million. Additional discussion regarding our various borrowing arrangements is included in Note 15 to the Consolidated Financial Statements.

At December 31, 2025, the following contractual obligations and commercial commitments were outstanding:

- Principal payments on long-term debt totaled $1.3 billion, none of which is due in 2026. Depending upon the conditions in the credit markets, we may refinance this debt, or we may use cash from operations, including temporarily accessing our Revolving Credit Agreement, to repay this debt. During 2025, we borrowed and repaid $50.0 million on our Revolver. See Note 15. During January 2026, we issued €450 million aggregate principal amount of 4.250% Senior Subordinated Notes due 2033 (the 2033 Notes), and with the proceeds of this offering, repurchased the full €450.0 million 2027 Notes outstanding in February 2026. See Note 25.

- Interest payments on long-term debt of $127.7 million, of which $44.2 million is due in 2026. See Note 15.

- Operating lease obligations of $158.0 million, of which $26.3 million is due in 2025. See Note 11.

- Pension and other postemployment obligations of $86.9 million, of which $12.5 million is due in 2026. See Note 18.

- Obligations to purchase goods or services that are enforceable and legally binding of $37.0 million. All of these obligations are due in 2026.

- Standby financial letters of credit, bank guarantees, and surety bonds totaled $29.9 million, of which $13.9 million will expire or mature in 2026. These commitments are generally issued to secure obligations we have for a variety of commercial reasons such as workers compensation self-insurance programs in several states and the importation and exportation of product. We expect to replace most of these when they expire or mature.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows that are or would be considered material to investors.

Current-Year Adoption of Recent Accounting Pronouncements

Discussion regarding our adoption of accounting pronouncements is included in Note 2 to the Consolidated Financial Statements.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S. (GAAP). In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Our significant accounting policies are discussed in Note 2 of our Consolidated Financial Statements. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We recognize revenue consistent with the principles as outlined in the following five step model: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) each performance obligation is satisfied. See Note 3.

At the time of sale, we establish an estimated reserve for trade, promotion, and other special price reductions such as contract pricing, discounts to meet competitor pricing, and on-time payment discounts. We also reserve for, among other things, correction of billing errors, incorrect shipments, and settlement of customer disputes. Customers are allowed to return inventory if and when certain conditions regarding the functionality of the inventory and our approval of the return are met. Certain distribution customers are allowed to return inventory at original cost, in an amount not to exceed three percent of the prior year's purchases, in exchange for an order of equal or greater value. Until we can process these reductions, corrections, and returns (together, the Changes) through individual customer records, we estimate the amount of outstanding Changes and recognize them by reducing revenues. We determine our estimate based on our historical Changes as a percentage of revenues and the average time period between the original sale and the issuance of the Changes. We adjust other current assets and cost of sales for the estimated level of returns.

We base these estimates on historical and anticipated sales demand, trends in product pricing, and historical and anticipated Changes patterns. We make revisions to these estimates in the period in which the facts that give rise to each revision become known. Future market conditions and product transitions might require us to take actions to further reduce prices and increase customer return authorizations. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to measure the Changes. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our sales reserve for such Changes as of December 31, 2025 would have affected net income by approximately $3.0 million in 2025.

Income Taxes

We recognize deferred tax assets resulting from tax credit carryforwards, net operating loss carryforwards, and deductible temporary differences between taxable income on our income tax returns and income before taxes under GAAP. Deferred tax assets generally represent future tax benefits to be received when these carryforwards can be applied against future taxable income or when expenses previously reported in our Consolidated Financial Statements become deductible for income tax purposes. A deferred tax asset valuation allowance is required when some portion or all of the deferred tax assets is not more likely than not to be realized. We are required to estimate taxable income in future years or develop tax strategies that would enable tax asset realization in each taxing jurisdiction and use judgment to determine whether to record a deferred tax asset valuation allowance for part or all of a deferred tax asset.

We consider the weight of all available evidence, both positive and negative, in assessing the realizability of deferred tax assets. We consider the reversals of existing taxable temporary differences as well as projections of future taxable income. We consider the future reversals of existing taxable temporary differences to the extent they were of the same character as the temporary differences giving rise to the deferred tax assets. We also consider whether the future reversals of existing taxable temporary differences will occur in the same period and jurisdiction as the temporary differences giving rise to the deferred tax assets. The assumptions utilized to estimate our future taxable income are consistent with those assumptions utilized for purposes of testing goodwill for impairment, as well as with our budgeting and strategic planning processes.

Significant judgment is required in evaluating our uncertain tax positions. We establish accruals for uncertain tax positions when we believe that the full amount of the associated tax benefit may not be realized. In the future, if we prevail in matters for which accruals have been established previously or pay amounts in excess of reserves, there could be a material effect on our income tax provisions in the period in which such determination is made.

Goodwill and Indefinite-Lived Intangible Assets

We test our goodwill for impairment on an annual basis during the fourth quarter or when indicators of impairment exist. We base our estimates on assumptions we believe to be reasonable, but which are not predictable with precision and therefore are inherently uncertain. Actual future results could differ from these estimates.

We test goodwill annually for impairment at the reporting unit level. A reporting unit is an operating segment, or a business unit one level below an operating segment if discrete financial information for that business is prepared and regularly reviewed by segment management. However, components within an operating segment are aggregated as a single reporting unit if they have similar economic characteristics. We determined that each of our reportable segments (Smart Infrastructure Solutions and Automation Solutions) represents an operating segment. Within those operating segments, we have identified reporting units based on whether there is discrete financial information prepared that is regularly reviewed by segment management. As a result of this evaluation, we have identified three reporting units within Smart Infrastructure Solutions and three reporting units within Automation Solutions for purposes of goodwill impairment testing.

The accounting guidance related to goodwill impairment testing allows for the performance of an optional qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Such an evaluation is made based on the weight of all available evidence and the significance of all identified events and circumstances that may influence the fair value of a reporting unit. If it is more likely than not that the fair value is less than the carrying value, then a quantitative assessment is required for the reporting unit, as described in the paragraph below. In 2025, we performed a qualitative assessment over five of our six reporting units.

When we evaluate goodwill for impairment using a quantitative assessment, we compare the fair value of each reporting unit to its carrying value. We determine the fair value using an income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows using growth rates and discount rates that are consistent with current market conditions in our industry. If the fair value of the reporting unit exceeds the carrying value of the net assets including goodwill assigned to that unit, goodwill is not impaired. If the carrying value of the reporting unit's net assets including goodwill exceeds the fair value of the reporting unit, then we record an impairment charge based on that difference. In addition to the income approach, we calculate the fair value of our reporting units under a market approach. The market approach measures the fair value of a reporting unit through analysis of financial multiples of comparable businesses. Consideration is given to the financial conditions and operating performance of the reporting unit being valued relative to those publicly-traded companies operating in the same or similar lines of business. The assumptions used to estimate fair values were based on the past performance of the reporting unit as well as the projections incorporated in our strategic plan. Significant assumptions included sales growth, profitability, and related cash flows, along with cash flows associated with taxes and capital spending. The discount rate used to estimate fair value was risk adjusted in consideration of the economic conditions in effect at the time of the impairment test. There is inherent risk associated with using an income approach to estimate fair values. If actual results are significantly different from our estimates or assumptions, we may have to recognize impairment charges that could be material. In 2025, we performed a quantitative assessment over one of our reporting units. See Note 12.

Pension and Other Postretirement Benefits

Our pension and other postretirement benefit costs and obligations are dependent on the various actuarial assumptions used in calculating such amounts. These assumptions relate to discount rates, salary growth, long-term return on plan assets, health care cost trend rates, mortality tables, and other factors. We base the discount rate assumptions on current investment yields on high-quality corporate long-term bonds. The salary growth assumptions reflect our long-term actual experience and future or near-term outlook. Long-term return on plan assets is determined based on historical portfolio results and management's expectation of the future economic environment. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. Our key assumptions are described in further detail in Note 18 to the Consolidated Financial Statements. Actual results that differ from our assumptions are accumulated and, if in excess of the lesser of 10% of the projected benefit obligation or the fair market value of plan assets, amortized over the estimated future working life of the plan participants.

As a sensitivity measure, the effect of a 50 basis point decline in the assumed discount rate would have resulted in a decrease in the 2025 net periodic benefit cost of less than $0.1 million and an increase in the projected benefit obligations of approximately $17.3 million as of December 31, 2025. A 50 basis point decline in the expected return on plan assets would have resulted in an increase in the 2025 net periodic benefit cost of approximately $1.4 million. Conversely, the effect of a 50 basis point increase in the assumed discount rate would have resulted in an decrease in the 2025 net periodic benefit cost of approximately $0.3 million and a decrease in the projected benefit obligation of approximately $15.8 million as of December 31, 2025. A 50 basis point increase in the expected return on plan assets would have resulted in a decrease in the 2025 net periodic benefit cost of approximately $1.4 million.

Acquisition Accounting

We allocate the consideration of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the consideration over the amount allocated to the assets and liabilities, if any, is recorded to goodwill. We use all available information to estimate fair values. We typically engage third party valuation specialists to assist in the fair value determination of inventories, tangible long-lived assets, and intangible assets other than goodwill. The carrying values of acquired receivables and accounts payable have historically approximated their fair values as of the acquisition date. As necessary, we may engage third party specialists to assist in the estimation of fair value for certain liabilities. We adjust the preliminary acquisition accounting, as necessary, typically up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed.

Our acquisition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

If actual results are materially different than the assumptions we used to determine fair value of the assets and liabilities acquired through a business combination, it is possible that adjustments to the carrying values of such assets and liabilities will have an impact on our net earnings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to our operations result primarily from currency exchange rates, certain commodity prices, interest rates, and credit extended to customers. Each of these risks is discussed below.

Currency Exchange Rate Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of foreign subsidiaries and transactions denominated in currencies other than a location's functional currency.

Our investments in certain foreign subsidiaries are recorded in currencies other than the U.S. dollar. As these foreign currency denominated investments are translated at the end of each period during consolidation using period-end exchange rates, fluctuations of exchange rates between the foreign currency and the U.S. dollar increase or decrease the value of those investments. These fluctuations and the results of operations for foreign subsidiaries, where the functional currency is not the U.S. dollar, are translated into U.S. dollars using the average exchange rates during the year, while the assets and liabilities are translated using period end exchange rates. The assets and liabilities-related translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in our Consolidated Balance Sheets. We generally view our investments in international subsidiaries with functional currencies other than the U.S. dollar as long-term. As a result, we do not generally use derivatives to manage these net investments. However, we designated euro debt issued by Belden Inc., a USD functional currency entity, as a net investment hedge of certain international subsidiaries. See Note 16 for further discussion.

Transactions denominated in currencies other than a location's functional currency may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of the transaction. That increase or decrease in expected functional currency cash flows is a foreign exchange transaction gain or loss that is included in our operating income in the Consolidated Statements of Operations. In 2025 and 2024, we recorded approximately $3.8 million and $0.8 million, respectively, of net foreign currency transaction losses.

Generally, the currency in which we sell our products is the same as the currency in which we incur the costs to manufacture our products, resulting in a natural hedge. Our currency exchange rate management strategy primarily involves the use of natural techniques, where possible, such as the offsetting or netting of like-currency cash flows. However, we re-evaluate our strategy as the foreign currency environment changes, and it is possible that we could utilize derivative financial instruments to manage this risk in the future. We did not have any foreign currency derivatives outstanding as of December 31, 2025. Our exposure to currency rate fluctuations primarily relates to exchange rate movements between the U.S. dollar and the euro, Canadian dollar, Hong Kong dollar, Chinese yuan, Mexican peso, Australian dollar, British pound, Indian rupee, and Swiss franc.

Commodity Price Risk

Certain raw materials used by us are subject to price volatility caused by supply conditions, political and economic variables, and other unpredictable factors. The primary purpose of our commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business. We do not speculate on commodity prices.

We are exposed to price risk related to our purchase of copper used in our products, although we are generally able to raise selling prices to customers to cover the increase in copper costs. Our copper price management strategy involves the use of natural techniques, where possible, such as purchasing copper for future delivery at fixed prices. We do not generally use commodity price derivatives and did not have any outstanding at December 31, 2025 or 2024. The following table presents unconditional commodity purchase obligations outstanding as of December 31, 2025. The unconditional purchase obligations are expected to settle during 2026.

	Purchase Amount	Fair Value
	(In thousands, except average price)	
Unconditional copper purchase obligations:		
Commitment volume in pounds	1,728	
Weighted average price per pound	$ 5.18	
Commitment amounts	$ 8,951	$ 9,729

We are also exposed to price risk related to our purchase of selected commodities derived from petrochemical feedstocks used in our products. We generally purchase these commodities based upon market prices established with the vendors as part of the purchase process. Pricing of these commodities is volatile as they tend to fluctuate with the price of oil. Historically, we have not used commodity financial instruments to hedge prices for commodities derived from petrochemical feedstocks.

Interest Rate Risk

We have occasionally managed our debt portfolio by using interest rate derivative instruments, such as swap agreements, to achieve an overall desired position of fixed and floating rates. We were not a party to any interest rate derivative instruments as of or for the years ended December 31, 2025 or 2024. The following table provides information about our financial instruments that are sensitive to changes in interest rates. The following table presents principal amounts by expected maturity date and fair value as of December 31, 2025.

	Principal Amount by Expected Maturity			Fair Value
	2026	Thereafter	Total	
	(In thousands, except interest rates)			
€450.0 million fixed-rate senior subordinated notes due 2027	$ —	$ 528,525	$ 528,525	$ 528,525
Average interest rate		3.375 %		
€350.0 million fixed-rate senior subordinated notes due 2028	$ —	$ 411,075	$ 411,075	$ 411,589
Average interest rate		3.875 %		
€300.0 million fixed-rate senior subordinated notes due 2031	$ —	$ 352,350	$ 352,350	$ 343,982
Average interest rate		3.375 %		
Total			$ 1,291,950	$ 1,284,096

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and cash equivalents and accounts receivable. We are exposed to credit losses in the event of nonperformance by counterparties to these financial instruments. We place cash and cash equivalents with various high-quality financial institutions throughout the world, and exposure is limited at any one financial institution. Although we do not obtain collateral or other security to support these financial instruments, we evaluate the credit standing of the counterparty financial institutions. As of December 31, 2025, we had $26.0 million in accounts receivable outstanding from our largest customer. This represented approximately 6% of our total accounts receivable outstanding at December 31, 2025. Outstanding receivables are generally paid within thirty to sixty days of invoice receipt.

Item 8. Financial Statements and Supplementary Data


Report of Independent Registered Public Accounting Firm


To the Stockholders and the Board of Directors of Belden Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Belden Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, statements of comprehensive income, stockholders' equity statements and cash flow statements for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition - estimating variable consideration

Description of the Matter

As described in Notes 2 and 3 to the consolidated financial statements, the Company enters into sales contracts that provide certain customers with special price reductions and product return rights, resulting in variable consideration. At the time of sale, the Company establishes a reserve for the estimate of adjustments to variable consideration and recognizes the reserve by reducing revenues. Estimates are based on a percentage of revenues and the average time period between the original sale and the issuance of the adjustments. As of December 31, 2025, the Company recorded a reserve for estimated price adjustments of $33.3 million, which was recognized as a reduction of revenues and accounts receivable, and a reserve of $11.9 million for estimated returns, which was recognized as a reduction of revenues and included in accrued liabilities.

Auditing the Company's measurement of variable consideration for estimated pricing adjustments and returns involved especially challenging judgment because the estimates involved subjective management assumptions, including estimated adjustments as a percentage of revenues and the estimated period of time between the original sale and the issuance of the adjustment. The estimates developed by the Company are also dependent on historical experience, anticipated sales demand, and trends in product pricing.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's processes to calculate the variable consideration, including the process to determine and evaluate the underlying assumptions about estimates of variable consideration related to expected pricing adjustments and returns.

We performed audit procedures related to the Company's estimates of variable consideration including, among others, evaluating the significant assumptions and the accuracy and completeness of the underlying data used in the Company's calculation. This included testing the Company's estimate of adjustments as a percentage of revenues and the average time period between the original sale and the issuance of the adjustment. In addition, we inspected the results of the Company's retrospective review of adjustments reserved compared to actual adjustments issued, evaluated the estimates made based on historical experience and performed sensitivity analyses to evaluate the changes in variable consideration that would result from changes in the Company's significant assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1993.
St. Louis, Missouri
February 17, 2026

Belden Inc.
Consolidated Balance Sheets

		December 31,		
		2025		**2024**
		(In thousands, except par value)		
ASSETS				
Current assets:				
Cash and cash equivalents	$	389,887	$	370,302
Receivables, net		462,845		409,711
Inventories, net		402,345		343,099
Other current assets		94,303		73,117
Total current assets		1,349,380		1,196,229
Property, plant and equipment, less accumulated depreciation		566,020		495,625
Operating lease right-of-use assets		113,033		118,551
Goodwill		1,036,821		1,018,677
Intangible assets, less accumulated amortization		399,799		419,074
Deferred income taxes		14,512		16,353
Other long-lived assets		64,056		63,429
	$	3,543,621	$	3,327,938
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	361,432	$	315,724
Accrued liabilities		336,067		306,980
Total current liabilities		697,499		622,704
Long-term debt		1,285,666		1,130,101
Postretirement benefits		63,598		63,260
Deferred income taxes		98,060		77,333
Long-term operating lease liabilities		94,372		100,049
Other long-term liabilities		40,002		39,755
Stockholders' equity:				
Common stock, par value $0.01 per share— 200,000 shares authorized; 50,335 shares issued; 38,947 and 40,211 shares outstanding at 2025 and 2024, respectively		503		503
Additional paid-in capital		867,457		839,755
Retained earnings		1,405,572		1,176,036
Accumulated other comprehensive loss		(97,204)		(3,532)
Treasury stock, at cost— 11,388 and 10,124 shares at 2025 and 2024, respectively		(911,904)		(718,026)
Total stockholders' equity		1,264,424		1,294,736
	$	3,543,621	$	3,327,938

The accompanying notes are an integral part of these Consolidated Financial Statements.

Belden Inc.
Consolidated Statements of Operations

| | Years Ended December 31, | | |
	2025	**2024**	**2023**
	(In thousands, except per share amounts)		
Revenues	$ 2,715,194	$ 2,460,979	$ 2,512,084
Cost of sales	(1,684,022)	(1,538,757)	(1,557,118)
Gross profit	1,031,172	922,222	954,966
Selling, general and administrative expenses	(533,366)	(494,603)	(492,702)
Research and development expenses	(128,758)	(112,365)	(116,427)
Amortization of intangibles	(53,356)	(48,794)	(40,375)
Gain on sale of assets	—	—	12,056
Operating income	315,692	266,460	317,518
Interest expense, net	(46,355)	(38,303)	(33,625)
Loss related to revolver refinancing	(76)	—	—
Non-operating pension benefit (cost)	(2,395)	(215)	1,863
Income before taxes	266,866	227,942	285,756
Income tax expense	(29,344)	(29,528)	(43,200)
Net income	237,522	198,414	242,556
Less: Net loss attributable to noncontrolling interest	—	(19)	(203)
Net income attributable to Belden common stockholders	$ 237,522	$ 198,433	$ 242,759
Weighted average number of common shares and equivalents:			
Basic	39,605	40,694	42,237
Diluted	40,210	41,299	42,859
Basic income per share attributable to Belden common stockholders:	$ 6.00	$ 4.88	$ 5.75
Diluted income per share attributable to Belden common stockholders:	$ 5.91	$ 4.80	$ 5.66

The accompanying notes are an integral part of these Consolidated Financial Statements.

Belden Inc.
Consolidated Statements of Comprehensive Income

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Net income	$	237,522	$	198,414	$	242,556
Foreign currency translation, net of tax		(94,937)		29,642		(24,566)
Adjustments to pension and postretirement liability, net of tax		1,265		8,104		(10,838)
Other comprehensive income (loss), net of tax		(93,672)		37,746		(35,404)
Comprehensive income		143,850		236,160		207,152
Less: Comprehensive loss attributable to noncontrolling interest		—		(20)		(199)
Comprehensive income attributable to Belden	$	143,850	$	236,180	$	207,351

The accompanying notes are an integral part of these Consolidated Financial Statements.

Belden Inc.
Consolidated Cash Flow Statements

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 237,522	$ 198,414	$ 242,556
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	129,433	115,741	99,446
Share-based compensation	30,015	27,532	21,024
Deferred income tax expense (benefit)	5,029	(15,954)	(12,957)
Gain on sale of assets	—	—	(12,056)
Changes in operating assets and liabilities, net of the effects of exchange rate changes, acquired businesses, and disposals:			
Receivables	(37,771)	18,861	24,527
Inventories	(48,232)	24,318	(15,331)
Accounts payable	19,456	(21,724)	(8,175)
Accrued liabilities	9,529	11,354	(16,292)
Income taxes	(9,094)	6,639	(3,668)
Other assets	(281)	(6,689)	(9,314)
Other liabilities	19,258	(6,416)	9,878
Net cash provided by operating activities	354,864	352,076	319,638
Cash flows from investing activities:			
Capital expenditures	(136,172)	(129,100)	(116,731)
Disposal of businesses, net of cash	—	(1,316)	9,300
Cash from (used for) business acquisitions	7,744	(296,452)	(106,712)
Proceeds from disposal of tangible assets	191	113	13,785
Net cash used for investing activities	(128,237)	(426,755)	(200,358)
Cash flows from financing activities:			
Payments under share repurchase program, including excise tax	(195,586)	(134,308)	(192,135)
Payments on revolving credit facility	(50,000)	—	—
Withholding tax payments for share-based payment awards	(20,818)	(9,659)	(17,444)
Cash dividends paid	(7,966)	(8,195)	(8,498)
Debt issuance costs paid	(3,197)	—	—
Payments under financing lease obligations	(1,833)	(1,134)	(423)
Payments to noncontrolling interest holders	—	(67)	—
Other	—	728	—
Proceeds from issuance of common stock	11,628	8,917	6,568
Borrowings on revolving credit facility	50,000	—	—
Net cash used for financing activities	(217,772)	(143,718)	(211,932)
Effect of foreign currency exchange rate changes on cash and cash equivalents	10,730	(8,345)	2,020
Net increase (decrease) in cash and cash equivalents	19,585	(226,742)	(90,632)
Cash and cash equivalents, beginning of year	370,302	597,044	687,676
Cash and cash equivalents, end of year	$ 389,887	$ 370,302	$ 597,044

The accompanying notes are an integral part of these Consolidated Financial Statements.

Belden Inc.
Consolidated Stockholders' Equity Statements

Belden Inc. Stockholders

(In thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total
Balance at December 31, 2022	50,335	$ 503	$ 825,669	$ 751,522	(7,502)	$ (428,812)	$ (5,871)	$ 939	$ 1,143,950
Net income (loss)	—	—	—	242,759	—	—	—	(203)	242,556
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	(35,408)	4	(35,404)
Sale and deconsolidation of Hite JV	—	—	—	—	—	—	—	(695)	(695)
Common stock issuance	—	—	28	—	116	6,540	—	—	6,568
Retirement Savings Plan stock contributions	—	—	2,347	—	94	5,451	—	—	7,798
Exercise of stock options, net of tax withholding forfeitures	—	—	(7,928)	—	82	3,043	—	—	(4,885)
Conversion of restricted stock units into common stock, net of tax withholding forfeitures	—	—	(22,477)	—	255	9,919	—	—	(12,558)
Share repurchase including excise tax	—	—	—	—	(2,253)	(193,578)	—	—	(193,578)
Share-based compensation	—	—	21,024	—	—	—	—	—	21,024
Common stock dividends ($0.20 per share)	—	—	—	(8,474)	—	—	—	—	(8,474)
Balance at December 31, 2023	50,335	$ 503	$ 818,663	$ 985,807	(9,208)	$ (597,437)	$ (41,279)	$ 45	$ 1,166,302
Net income (loss)	—	—	—	198,433	—	—	—	(19)	198,414
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	37,747	(1)	37,746
Acquisition of noncontrolling interest	—	—	(42)	—	—	—	—	(25)	(67)
Common stock issuance	—	—	3,091	—	135	5,826	—	—	8,917
Retirement Savings Plan stock contributions	—	—	4,326	—	80	3,260	—	—	7,586
Exercise of stock options, net of tax withholding forfeitures	—	—	(1,986)	—	36	4	—	—	(1,982)
Conversion of restricted stock units into common stock, net of tax withholding forfeitures	—	—	(11,829)	—	160	4,152	—	—	(7,677)
Share repurchase including excise tax	—	—	—	—	(1,327)	(133,831)	—	—	(133,831)
Share-based compensation	—	—	27,532	—	—	—	—	—	27,532
Common stock dividends ($0.20 per share)	—	—	—	(8,204)	—	—	—	—	(8,204)
Balance at December 31, 2024	50,335	$ 503	$ 839,755	$ 1,176,036	(10,124)	$ (718,026)	$ (3,532)	$ —	$ 1,294,736
Net income	—	—	—	237,522	—	—	—	—	237,522
Other comprehensive loss, net of tax	—	—	—	—	—	—	(93,672)	—	(93,672)
Common stock issuance	—	—	6,984	—	129	4,644	—	—	11,628
Retirement Savings Plan stock contributions	—	—	6,175	—	80	2,869	—	—	9,044
Exercise of stock options, net of tax withholding forfeitures	—	—	(1,378)	—	22	(460)	—	—	(1,838)
Conversion of restricted stock units into common stock, net of tax withholding forfeitures	—	—	(14,094)	—	227	(4,886)	—	—	(18,980)
Share repurchase including excise tax	—	—	—	—	(1,722)	(196,045)	—	—	(196,045)
Share-based compensation	—	—	30,015	—	—	—	—	—	30,015
Common stock dividends ($0.20 per share)	—	—	—	(7,986)	—	—	—	—	(7,986)
Balance at December 31, 2025	50,335	$ 503	$ 867,457	$ 1,405,572	(11,388)	$ (911,904)	$ (97,204)	$ —	$ 1,264,424

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation

Business Description

Belden Inc. (the Company, us, we, or our) is a leading global supplier of complete connection solutions. We advance ideas and technologies that enable a safer, smarter and more prosperous future. We sell our products to distributors, end-users, installers, and directly to OEMs. We have manufacturing and other operating facilities in the U.S., Canada, China, India, Mexico, Tunisia, and various countries in Europe.

Consolidation

The accompanying Consolidated Financial Statements include Belden Inc. and all of its subsidiaries. We eliminate all significant affiliate accounts and transactions in consolidation.

Foreign Currency

For international operations with functional currencies other than the United States (U.S.) dollar, we translate assets and liabilities at current exchange rates; we translate income and expenses using average exchange rates. We report the resulting translation adjustments, as well as gains and losses from certain affiliate transactions, in accumulated other comprehensive income (loss), a separate component of stockholders' equity. We include exchange gains and losses on transactions in operating income.

We determine the functional currency of our foreign subsidiaries based upon the currency of the primary economic environment in which each subsidiary operates. Typically, that is determined by the currency in which the subsidiary primarily generates and expends cash. We have concluded that the local currency is the functional currency for all of our material subsidiaries.

Reporting Periods

Our fiscal year and fiscal fourth quarter both end on December 31. Our fiscal first quarter ends on the Sunday falling closest to 91 days after December 31. Our fiscal second and third quarters each have 91 days.

Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and operating results and the disclosure of contingencies. Actual results could differ from those estimates. We make significant estimates with respect to revenue related to variable consideration, the collectability and valuation of receivables, the valuation of inventory, the realization of deferred tax assets, the valuation of goodwill and indefinite-lived intangible assets, the valuation of contingent liabilities, the calculation of share-based compensation, the calculation of pension and other postretirement benefits expense, and the valuation of acquired businesses.

Note 2: Summary of Significant Accounting Policies

Fair Value Measurement

Accounting guidance for fair value measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources or reflect our own assumptions of market participant valuation. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

- Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 – Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets, or financial instruments for which significant inputs are observable, either directly or indirectly; and
- Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

During 2025, 2024, and 2023 we utilized Level 1 inputs to determine the fair value of cash equivalents and Level 2 and Level 3 inputs to determine the fair value of net assets acquired in business combinations (see Note 4) and for impairment testing (see Note 12). We did not have any transfers between Level 1 and Level 2 fair value measurements during 2025.

Cash and Cash Equivalents

We classify cash on hand and deposits in banks, including commercial paper, money market accounts, and other investments with an original maturity of three months or less, that we hold from time to time, as cash and cash equivalents. We periodically have cash equivalents consisting of short-term money market funds and other investments. As of December 31, 2025 and 2024, we did not have any such cash equivalents on hand. The primary objective of our investment activities is to preserve our capital for the purpose of funding operations. We do not enter into investments for trading or speculative purposes.

Accounts Receivable and Revenue Reserves

We classify amounts owed to us and due within twelve months, arising from the sale of goods or services and from other business activities, as current receivables. We classify receivables due after twelve months as other long-lived assets.

At the time of sale, we establish an estimated reserve for trade, promotion, and other special price reductions such as contract pricing, discounts to meet competitor pricing, and on-time payment discounts. We also adjust receivable balances for, among other things, correction of billing errors, incorrect shipments, and settlement of customer disputes. Customers are allowed to return inventory if and when certain conditions regarding the physical state of the inventory and our approval of the return are met. Until we can process these reductions, corrections, and returns (together, the Changes) through individual customer records, we estimate the amount of outstanding Changes and recognize them by reducing revenues. We base these estimates on historical and anticipated sales demand, trends in product pricing, and historical and anticipated Changes patterns. We make revisions to these estimates in the period in which the facts that give rise to each revision become known. Future market conditions might require us to take actions to further reduce prices and increase customer return authorizations. Unprocessed Changes recognized against our gross accounts receivable, such as price reductions, at December 31, 2025 and 2024 totaled $33.3 million and $29.1 million, respectively. Unprocessed Changes recognized as accrued liabilities, such as product returns, at December 31, 2025 and 2024 totaled $11.9 million and $16.0 million, respectively.

We are exposed to credit losses primarily through sales of products and services. Our expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. Due to the short-term nature of such receivables, the estimate of amount of accounts receivable that may not be collected is based on aging of the accounts receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Our monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. As of December 31, 2025 and 2024, the allowance for doubtful accounts totaled $24.5 million and $25.3 million, respectively. We also recognized bad debt expense, net of recoveries, in selling, general and administrative expenses of $0.6 million, $2.4 million, and $15.6 million in 2025, 2024, and 2023, respectively.

Inventories and Related Reserves

Inventories are stated at the lower of cost or net realizable value. We determine the cost of all raw materials, work-in-process, and finished goods inventories by the first in, first out method. Cost components of inventories include direct labor, applicable production overhead, and amounts paid to suppliers of materials and products as well as freight costs and, when applicable, duty costs to import the materials and products.

We evaluate the realizability of our inventory on a product-by-product basis in light of historical and anticipated sales demand, technological changes, product life cycle, component cost trends, product pricing, and inventory condition. In circumstances where inventory levels are in excess of anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to condition, or where inventory cost exceeds net realizable value, we record a charge to cost of sales and reduce the inventory to its net realizable value. The allowances for excess and obsolete inventories at December 31, 2025 and 2024 totaled $74.1 million and $71.1 million, respectively.

Property, Plant and Equipment

We record property, plant and equipment at cost. We calculate depreciation on a straight-line basis over the estimated useful lives of the related assets ranging from 10 to 40 years for buildings, 5 to 12 years for machinery and equipment, and 5 to 10 years for computer equipment and software. Construction in process reflects amounts incurred for property, plant and equipment not yet placed into service. We charge maintenance and repairs—both planned major activities and less-costly, ongoing activities—to expense as incurred. We capitalize interest costs associated with the construction of capital assets and amortize the costs over the assets' useful lives. Depreciation expense is included in costs of sales; selling, general and administrative expenses; and research and development expenses in the Consolidated Statements of Operations based on the specific categorization and use of the underlying assets being depreciated.

We review property, plant and equipment to determine whether an event or change in circumstances indicates the carrying values of the assets may not be recoverable. We base our evaluation on the nature of the assets, the future economic benefit of the assets, and any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of an asset may not be recoverable, we determine whether impairment has occurred through the use of an undiscounted cash flow analysis. If impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset.

For purposes of impairment testing of long-lived assets, we have identified asset groups at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Generally, our asset groups are based on an individual plant or operating facility level. In some circumstances, however, a combination of plants or operating facilities may be considered the asset group due to interdependence of operational activities and cash flows.

Goodwill and Intangible Assets

Our intangible assets consist of (a) definite-lived assets subject to amortization such as developed technology, customer relationships, in-service research and development, trademarks, backlog, and capitalized software development intangible assets, and (b) indefinite-lived assets not subject to amortization such as goodwill. We record amortization of the definite-lived intangible assets over the estimated useful lives of the related assets, which generally range from one year or less to 20 years. We determine the amortization method for our definite-lived intangible assets based on the pattern in which the economic benefits of the intangible asset are consumed. In the event we cannot reliably determine that pattern, we utilize a straight-line amortization method.

We test our goodwill for impairment on an annual basis as of our fiscal November month-end or when indicators of impairment exist. We base our estimates on assumptions we believe to be reasonable, but which are not predictable with precision and therefore are inherently uncertain. Actual future results could differ from these estimates.

The accounting guidance related to goodwill impairment testing allows for the performance of an optional qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Such an evaluation is made based on the weight of all available evidence and the significance of all identified events and circumstances that may influence the fair value of a reporting unit. If it is more likely than not that the fair value is less than the carrying value, then a quantitative assessment is required for the reporting unit, as described in the paragraph below. In 2025, we performed a qualitative assessment over five of our six reporting units.

For our annual impairment test in 2025, we performed a quantitative assessment for one of our reporting units that had total goodwill of $487.3 million as of December 31, 2025. Under a quantitative assessment for goodwill impairment, we determine the fair value using the income approach (using Level 3 inputs). Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets including goodwill assigned to that unit, goodwill is not impaired. If the carrying value of the reporting unit's net assets including goodwill exceeds the fair value of the reporting unit, then we record an impairment charge based on that difference. In addition to the income approach, we calculate the fair value of our reporting units under a market approach. The market approach measures the fair value of a reporting unit through analysis of financial multiples of comparable businesses. Consideration is given to the financial conditions and operating performance of the reporting unit being valued relative to those publicly-traded companies operating in the same or similar lines of business. Based on our annual quantitative impairment assessment where the fair value was estimated using an income approach, the excess fair value over the carrying value for the reporting unit tested was 15%. Using a market approach, the fair value estimate was greater than 15%, thus we determined there was no impairment. During 2025, 2024 and 2023, we did not recognize any goodwill impairment.

We review intangible assets subject to amortization whenever an event or change in circumstances indicates the carrying values of the assets may not be recoverable. We test intangible assets subject to amortization for impairment and estimate their fair values using the same assumptions and techniques we employ on property, plant and equipment. We did not recognize any impairment charges for amortizable intangible assets in 2025, 2024, or 2023.

Pension and Other Postretirement Benefits

Our pension and other postretirement benefit costs and obligations are dependent on the various actuarial assumptions used in calculating such amounts. These assumptions relate to discount rates, salary growth, long-term return on plan assets, health care cost trend rates, mortality tables, and other factors. We base the discount rate assumptions on current investment yields on high-quality corporate long-term bonds. The salary growth assumptions reflect our long-term actual experience and future or near-term outlook. We determine the long-term return on plan assets based on historical portfolio results and management's expectation of the future economic environment. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. Actual results that differ from our assumptions are accumulated and, if in excess of the lesser of 10% of the projected benefit obligation or the fair market value of plan assets, are amortized over the estimated future working life of the plan participants.

Accrued Sales Rebates

We grant incentive rebates to participating customers as part of our sales programs. The rebates are determined based on certain targeted sales volumes. Rebates are paid quarterly or annually in either cash or receivables credits. Until we can process these rebates through individual customer records, we estimate the amount of outstanding rebates and recognize them as accrued liabilities and reductions in our gross revenues. We base our estimates on both historical and anticipated sales demand and rebate program participation. We charge revisions to these estimates back to accrued liabilities and revenues in the period in which the facts that give rise to each revision become known. Future market conditions and product transitions might require us to take actions to increase sales rebates offered, possibly resulting in an incremental increase in accrued liabilities and an incremental reduction in revenues at the time the rebate is offered. Accrued sales rebates at December 31, 2025 and 2024 totaled $76.8 million and $51.1 million, respectively.

Contingent Liabilities

We have established liabilities for environmental and legal contingencies that are probable of occurrence and reasonably estimable, the amounts of which are currently not material. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. We review the valuation of these liabilities on a quarterly basis, and we adjust the balances to account for changes in circumstances for ongoing and emerging issues.

We accrue environmental remediation costs based on estimates of known environmental remediation exposures developed in consultation with our environmental consultants and legal counsel, the amounts of which are not currently material. We expense environmental compliance costs, which include maintenance and operating costs with respect to ongoing monitoring programs, as incurred. We evaluate the range of potential costs to remediate environmental sites. The ultimate cost of site clean-up is difficult to predict given the uncertainties of our involvement in certain sites, uncertainties regarding the extent of the required clean-up, the availability of alternative clean-up methods, variations in the interpretation of applicable laws and regulations, the possibility of insurance recoveries with respect to certain sites, and other factors.

We are, from time to time, subject to routine litigation incidental to our business. These lawsuits primarily involve claims for damages arising out of the use of our products, allegations of patent or trademark infringement, and litigation and administrative proceedings involving employment matters and commercial disputes. Assessments regarding the ultimate cost of lawsuits require judgments concerning matters such as the anticipated outcome of negotiations, the number and cost of pending and future claims, and the impact of evidentiary requirements. Based on facts currently available, we believe the disposition of the claims that are pending or asserted will not have a materially adverse effect on our financial position, results of operations or cash flow.

Acquisition Accounting

We allocate the consideration of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the consideration over the amount allocated to the assets and liabilities, if any, is recorded to goodwill. We use all available information to estimate fair values. We typically engage third party valuation specialists to assist in the fair value determination of inventories, tangible long-lived assets, and intangible assets other than goodwill. The carrying values of acquired receivables and accounts payable have historically approximated their fair values as of the acquisition date. As necessary, we may engage third party specialists to assist in the estimation of fair value for certain liabilities, such as postretirement benefit liabilities. We adjust the preliminary acquisition accounting, as necessary, typically up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed.

Revenue Recognition

We recognize revenue consistent with the principles as outlined in the following five step model: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) each performance obligation is satisfied. See Note 3.

Cost of Sales

Cost of sales includes our total cost of inventory sold during the period, including material, labor, production overhead costs, variable manufacturing costs, and fixed manufacturing costs. Production overhead costs include operating supplies, applicable utility expenses, maintenance costs, and scrap. Variable manufacturing costs include inbound, interplant, and outbound freight, inventory shrinkage, and charges for excess and obsolete inventory. Fixed manufacturing costs include the costs associated with our purchasing, receiving, inspection, warehousing, distribution centers, production and inventory control, and manufacturing management. Cost of sales also includes the costs to provide maintenance and support and other professional services.

Shipping and Handling Costs

We recognize fees earned on the shipment of product to customers as revenues and recognize costs incurred on the shipment of product to customers as a cost of sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include expenses not directly related to the production of inventory. They include all expenses related to selling and marketing our products, as well as the salary and benefit costs of associates performing the selling and marketing functions. Selling, general and administrative expenses also include salary and benefit costs, purchased services, and other costs related to our executive and administrative functions.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $17.0 million, $14.0 million, and $18.8 million for 2025, 2024, and 2023, respectively.

Share-Based Compensation

We compensate certain employees and non-employee directors with various forms of share-based payment awards and recognize compensation costs for these awards based on their fair values. We estimate the fair values of certain awards, primarily stock appreciation rights (SARs), on the grant date using the Black-Scholes-Merton option-pricing formula, which incorporates certain assumptions regarding the expected term of an award and expected stock price volatility. We develop the expected term assumption based on the vesting period and contractual term of an award, our historical exercise and cancellation experience, our stock price history, plan provisions that require exercise or cancellation of awards after employees terminate, and the extent to which currently available information indicates that the future is reasonably expected to differ from past experience. We develop the expected volatility assumption based on historical price data for our common stock. We estimate the fair value of certain restricted stock units with service vesting conditions and performance vesting conditions based on the grant date stock price. We estimate the fair value of certain restricted stock units with market conditions using a Monte Carlo simulation valuation model with the assistance of a third party valuation firm.

After calculating the aggregate fair value of an award, we use an estimated forfeiture rate to discount the amount of share-based compensation cost expected to be recognized in our operating results over the service period of the award. We develop the forfeiture assumption based on our historical pre-vesting cancellation experience.

Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from the amounts currently payable to taxing authorities due to the temporary or permanent differences with respect to the recognition of revenues, expenses, and tax attributes for income tax purposes compared to financial statement purposes. Income taxes are provided as if operations in all countries, including the U.S., were stand-alone businesses filing separate tax returns.

Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss and tax credit carryforwards. Deferred tax assets generally represent future tax benefits to be received when these carryforwards can be applied against future taxable income or when expenses previously reported in our Consolidated Financial Statements become deductible for income tax purposes. A deferred tax asset valuation allowance is required when some portion or all of the deferred tax assets is not more likely than not to be realized. At December 31, 2025, the valuation allowance of $52.6 million was primarily related to net operating losses and capital losses that we do not currently expect to realize.

Our effective tax rate is based on expected income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish accruals for uncertain tax positions when we believe that the full amount of the associated tax benefit may not be realized. To the extent we were to prevail in matters for which accruals have been established or would be required to pay amounts in excess of reserves, there could be a material effect on our income tax provisions in the period in which such determination is made.

Current-Year Adoption of Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures (ASU 2023-09) enhancing the transparency and decision usefulness of income tax disclosures. ASU 2023-09 addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The amendments in ASU 2023-09 are applied on a prospective basis, though retrospective application is permitted. We prospectively adopted ASU 2023-09 during the fourth quarter of 2025. See Note 17.

Pending Adoption of Recent Accounting Pronouncements

In November 2024, the FASB issued guidance to improve the disclosure of expenses in commonly presented expense captions. The new guidance requires a public entity to provide tabular disclosure, on an annual and interim basis, of amounts for the following expense categories: (1) purchases of inventory, (2) employee compensation, (3) depreciation and (4) intangible asset amortization, as included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement that contains any of the expense categories noted. Additionally, on an annual and interim basis, a qualitative description is required for amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The guidance also requires certain amounts that are currently required to be disclosed to be included in the same tabular disclosure as these disaggregation requirements. Furthermore, on an annual and interim basis, a public entity is required to separately disclose selling expenses and annually, disclose a description of the selling expenses. The guidance is effective for 2027 annual reporting, and in the first quarter of 2028 for interim reporting, with early adoption permitted, to be applied on a prospective basis, with retrospective application permitted. We will adopt the guidance when it becomes effective, in our 2027 annual reporting and each quarter thereafter, on a prospective basis.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting for internal-use software. ASU 2025-06 removes all references to software development stages and requires capitalization of software costs when management has committed to the software project and it is probable the software will be completed and perform its intended use. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the timing and method of adoption of ASU 2025-06.

Note 3: Revenues

Revenues are recognized when control of the promised goods or services is transferred to our customers and in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Taxes collected from customers and remitted to governmental authorities are not included in our revenues. We do not evaluate a contract for a significant financing component when the time between cash collection and performance is less than one year.

The following table presents our revenues disaggregated by major product category (in thousands).

	Broadband Solutions		Automation Solutions		Smart Buildings Solutions		Total Revenues	
Year Ended December 31, 2025								
Smart Infrastructure Solutions	$	633,499	$	—	$	585,923	$	1,219,422
Automation Solutions		—		1,495,772		—		1,495,772
Total	$	633,499	$	1,495,772	$	585,923	$	2,715,194
Year Ended December 31, 2024								
Smart Infrastructure Solutions	$	598,215	$	—	$	545,575	$	1,143,790
Automation Solutions		—		1,317,189		—		1,317,189
Total	$	598,215	$	1,317,189	$	545,575	$	2,460,979
Year Ended December 31, 2023								
Smart Infrastructure Solutions	$	555,030	$	—	$	567,801	$	1,122,831
Automation Solutions		—		1,389,253		—		1,389,253
Total	$	555,030	$	1,389,253	$	567,801	$	2,512,084

The following table presents our revenues disaggregated by geography, based on the location of the customer purchasing the product (in thousands).

	Americas		EMEA		APAC		Total Revenues	
Year Ended December 31, 2025								
Smart Infrastructure Solutions	$	964,572	$	174,801	$	80,049	$	1,219,422
Automation Solutions		856,447		381,865		257,460		1,495,772
Total	$	1,821,019	$	556,666	$	337,509	$	2,715,194
Year Ended December 31, 2024								
Smart Infrastructure Solutions	$	853,539	$	173,023	$	117,228	$	1,143,790
Automation Solutions		782,312		335,396		199,481		1,317,189
Total	$	1,635,851	$	508,419	$	316,709	$	2,460,979
Year Ended December 31, 2023								
Smart Infrastructure Solutions	$	824,991	$	180,880	$	116,960	$	1,122,831
Automation Solutions		787,739		385,454		216,060		1,389,253
Total	$	1,612,730	$	566,334	$	333,020	$	2,512,084

We generate revenues primarily by selling products and delivering complete connection solutions. We also generate revenues from providing support and professional services. We sell our products to distributors, end-users, installers, and directly to original equipment manufacturers. At times, we enter into arrangements that involve the delivery of multiple performance obligations. For these arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price and recognized when or as each performance obligation is satisfied. Generally, we determine standalone selling price using the prices charged to customers on a standalone basis. Typically, payments are due after control transfers.

Most of our performance obligations related to the sale of products are satisfied at a point in time when control of the product is transferred to the customer, which generally occurs when the product has been shipped or delivered from our facility to our customers, the customer has legal title to the product, and we have a present right to payment for the product. We also consider any customer acceptance clauses in determining when control has transferred to the customer and typically, these clauses are not substantive.

The amount of consideration we receive and revenue we recognize varies due to rebates, returns, and price adjustments. We estimate the expected rebates, returns, and price adjustments based on an analysis of historical experience, anticipated sales demand, and trends in product pricing. For example, our estimate of price adjustments is generally based on our historical price adjustments as a percentage of revenues and the average time period between the original sale and the issuance of the price adjustment. We adjust our estimate of revenue for variable consideration at the earlier of when the most likely amount of consideration we expect to receive changes or when the consideration becomes fixed. We adjust other current assets and cost of sales for the estimated level of returns. Adjustments to revenue for performance obligations satisfied in prior periods was not significant during the year ended December 31, 2025.

The following table presents estimated and accrued variable consideration:

	December 31, 2025	December 31, 2024
	(In thousands)	
Accrued rebates included in accrued liabilities	$ 76,789	$ 51,063
Accrued returns included in accrued liabilities	11,892	15,950
Price adjustment recognized against gross accounts receivable	33,258	29,100

Depending on the terms of an arrangement, we may defer the recognition of a portion of the consideration received because we must satisfy a future performance obligation. Consideration allocated to support services under a support and maintenance contract is typically paid in advance and recognized ratably over the term of the service. Consideration allocated to professional services is recognized when or as the services are performed depending on the terms of the arrangement. Our contract terms for support, maintenance, and professional services normally require payment within one year or less of when the services will be provided. As of December 31, 2025, total deferred revenue was $49.7 million, and of this amount, $40.2 million is expected to be recognized within the next twelve months, and the remaining $9.5 million is long-term and will be recognized over a period greater than twelve months. The following table presents deferred revenue activity (in thousands):

Balance at December 31, 2023	$ 31,062
New deferrals	57,133
Revenue recognized	(48,067)
Balance at December 31, 2024	$ 40,128
New deferrals	82,576
Revenue recognized	(72,976)
Balance at December 31, 2025	$ 49,728

Service-type warranties represent $16.3 million of the deferred revenue balance at December 31, 2025, and of this amount $9.3 million is expected to be recognized in the next twelve months, and the remaining $7.0 million is long-term and will be recognized over a period greater than twelve months. At December 31, 2025, we did not have any material contract assets recorded in the consolidated balance sheets.

We expense sales commissions as incurred when the duration of the related revenue arrangement is one year or less. We capitalize sales commissions when the original duration of the related revenue arrangement is longer than one year, and we amortize it over the related revenue arrangement period. Total capitalized sales commissions were not material for the years ended December 31, 2025, 2024, and 2023. We recognized $29.3 million, $25.4 million, and $24.5 million of sales commissions expense in selling, general, and administrative expenses during the years ended December 31, 2025, 2024 and 2023, respectively.

Note 4: Acquisitions

On September 16, 2024, we acquired Voleatech with cash on hand for €5.0 million ($5.6 million), net of cash acquired and accounted for the acquisition as a business combination. The acquisition includes a potential earn-out up to €3.0 million based upon certain targets over three years, which are being accounted for as compensation cost. Voleatech, based in Germany, is known for their VT AIR Next Gen Firewall and expands Belden's Firewall product portfolio and overall planning of security in OT (Operational Technology) networking. The results of Voleatech have been included in our Consolidated Financial Statements from September 16, 2024 and are reported within the Automation Solutions segment. The Voleatech acquisition was not material to our financial position or results of operations.

On June 30, 2024, we acquired Precision Optical Technologies (Precision) and accounted for it as a business combination. During 2025, we received $7.9 million related to an adjustment of the consideration paid. Including this adjustment, the total consideration paid for Precision, net of cash acquired, was $281.7 million and was funded with cash on hand. Precision, based in New York, is a leading supplier of value-added optical transceivers with proprietary software, firmware configurations, and related components. Precision is reported within the Smart Infrastructure Solutions segment. The following table summarizes the estimated, preliminary fair values of the assets acquired and liabilities assumed for Precision as of the acquisition date (in thousands):

Receivables	$	23,928
Inventory		7,098
Other current assets		1,486
Property, plant and equipment		4,737
Intangible assets		194,100
Goodwill		114,629
Operating lease right-of-use assets		2,731
Total assets acquired		348,709
Accounts payable		11,662
Accrued liabilities		10,093
Deferred income taxes		42,551
Long-term operating lease liabilities		2,468
Other long-term liabilities		222
Total liabilities assumed	$	66,996
Net assets	$	281,713

The fair value of acquired receivables is $23.9 million, which is equivalent to its gross contractual amount. A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. If actual results are materially different than the assumptions we used to determine fair value of the assets and liabilities acquired, it is possible that adjustments to the carrying values of such assets and liabilities will have an impact on our net earnings. In particular, the valuation of the customer relationships intangible asset was complex and required significant judgment. We used the multi-period excess earnings method under the income approach to measure the customer relationships intangible asset. The key assumptions utilized in the valuation include discount rates, revenue growth rates, and profitability levels of forecasted results. These assumptions are forward-looking and could be affected by future economic and market conditions.

For purposes of the above allocation, we based our estimate of the fair values for intangible assets on valuation studies performed by a third party valuation firm. We used various valuation methods including lost income, excess earnings, and relief from royalty to estimate the preliminary fair value of the identifiable intangible assets (Level 3 valuation). Goodwill and other intangible assets reflected above were determined to meet the criteria for recognition apart from tangible assets acquired and liabilities assumed. The goodwill is primarily attributable to the expansion of Belden's solution selling capabilities, particularly the ability to offer more complete fiber infrastructure solutions. Our tax basis in the acquired goodwill is zero. The intangible assets related to the acquisition consisted of the following:

	Fair Value	Amortization Period
	(In thousands)	(In years)
Intangible assets subject to amortization:		
Developed technologies	$ 24,700	5.0
Customer relationships	161,900	20.0
Trademarks	3,000	2.5
Non-compete agreements	4,500	5.0
Total intangible assets subject to amortization	$ 194,100	
Intangible assets not subject to amortization:		
Goodwill	$ 114,629	n/a
Total intangible assets not subject to amortization	$ 114,629	
Total intangible assets	$ 308,729	
Weighted average amortization period		17.5

The amortizable intangible assets reflected in the table above were determined by us to have finite lives. The useful life for the developed technology intangible asset was based on the estimated time that the technology provides us with a competitive advantage and thus approximates the period and pattern of consumption of the intangible asset. The useful life for the customer relationship intangible asset was based on our forecasts of estimated sales from recurring customers. The useful life for the trademarks was based on the period of time we expect to continue to go to market using the trademarks. The useful life for the non-compete agreements was based on the terms of such arrangements.

Precision and Voleatech collectively constituted approximately 3% and (1%) of our revenues and income before taxes for the year ended December 31, 2024, respectively.

The following table illustrates the unaudited pro forma effect on operating results as if the Precision acquisition had been completed as of January 1, 2023.

	Years Ended December 31,	
	2024	2023
	(In thousands, except per share data)	
	(Unaudited)	
Revenues	$ 2,531,820	$ 2,640,396
Net income attributable to Belden stockholders	202,947	232,713
Diluted income per share attributable to Belden stockholders	$ 4.91	$ 5.43

For purposes of the unaudited pro forma disclosures, the year ended December 31, 2023 includes nonrecurring expenses directly attributable to the business combination of $9.4 million and $0.3 million for integration costs and inventory fair value adjustments, respectively. The above unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations would have been had we completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods. Pro forma adjustments exclude cost savings from any synergies resulting from the acquisition.

In August 2023, we acquired CloudRail GmbH (CloudRail) with cash on hand for $9.2 million, net of cash acquired and accounted for the acquisition as a business combination. CloudRail, based in Mannheim, Germany, specializes in sensor to cloud data solutions allowing end users to quickly connect sensors on their machinery to cloud providers to drive business insights and improve outcomes. The results of CloudRail have been included in our Consolidated Financial Statements from August 31, 2023 and are reported within the Automation Solutions segment. The CloudRail acquisition was not material to our financial position or results of operations.

In April 2023, we acquired Berthold Sichert GmbH (Sichert) with cash on hand for $97.5 million, net of cash acquired and accounted for the acquisition as a business combination. Sichert, based in Berlin, Germany, designs and manufactures a portfolio of polycarbonate street cabinets utilized in outside plant passive optical networks ("PON") and 5G networks. The results of Sichert have been included in our Consolidated Financial Statements from April 17, 2023 and are reported within the Smart Infrastructure Solutions segment. The Sichert acquisition was not material to our results of operations.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Receivables	$	5,093
Inventory		7,590
Other current assets		2,733
Property, plant and equipment		13,135
Intangible assets		44,328
Goodwill		32,243
Deferred income taxes		433
Operating lease right-of-use assets		131
Other long-lived assets		4,559
Total assets acquired	$	110,245
Accounts payable	$	1,907
Accrued liabilities		4,283
Deferred income taxes		6,551
Total liabilities assumed	$	12,741
Net assets	$	97,504

The fair value of acquired receivables is $5.1 million, which is equivalent to its gross contractual amount. A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. The judgments we have used in estimating the fair values assigned to each class of acquired assets and assumed liabilities could materially affect the results of our operations. For purposes of the above allocation, we based our estimate of the fair values for intangible assets on valuation studies performed by a third party valuation firm. We used various valuation methods including excess earnings, and relief from royalty to estimate the fair value of the identifiable intangible assets (Level 3 valuation). Goodwill and other intangible assets reflected above were determined to meet the criteria for recognition apart from tangible assets acquired and liabilities assumed. The goodwill is primarily attributable to the expansion of broadband product offerings in end-to-end solutions. Our tax basis in the acquired goodwill is zero.

The intangible assets related to the acquisition consisted of the following:

	Fair Value		Amortization Period
	(In thousands)		(In years)
Intangible assets subject to amortization:			
Customer relationships	$	41,161	20.0
Trademarks		2,184	7.0
Sales backlog		983	0.2
Total intangible assets subject to amortization	$	44,328	
Intangible assets not subject to amortization:			
Goodwill	$	32,243	n/a
Total intangible assets not subject to amortization	$	32,243	
Total intangible assets	$	76,571	
Weighted average amortization period			18.9

The amortizable intangible assets reflected in the table above were determined by us to have finite lives. The useful life for the customer relationship intangible asset was based on our forecasts of estimated sales from recurring customers. The useful life for the trademarks was based on the period of time we expect to continue to go to market using the trademarks.

Note 5: Operating Segments and Geographic Information

As of December 31, 2025, we were organized around two global businesses: Smart Infrastructure Solutions and Automation Solutions. In 2026, we are realigning our organizational structure, moving to a unified functional operating model. See Note 25.

Each of the global businesses represents a reportable segment. Our chief operating decision maker is our President and Chief Executive Officer. The key measure of segment profit or loss used by him to review segment operating results is Segment EBITDA. Segment EBITDA excludes certain items, including depreciation expense; amortization of intangibles; asset impairment; severance, restructuring, and acquisition integration costs; adjustments related to acquisitions and divestitures; and other costs. We allocate corporate expenses to the segments for purposes of measuring Segment EBITDA. Corporate expenses are allocated on the basis of each segment's relative EBITDA prior to the allocation. Segment Revenues represent non-affiliate revenues.

Our measure of segment assets does not include cash, goodwill, intangible assets, deferred tax assets, or corporate assets. All goodwill is allocated to reporting units of our segments for purposes of impairment testing.

Operating Segment Information

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Smart Infrastructure Solutions						
Segment Revenues	$	1,219,422	$	1,143,790	$	1,122,831
Affiliate Revenues		184		142		127
Segment Cost of Sales		(831,316)		(789,272)		(774,958)
Segment Selling, General and Administrative Expenses		(196,190)		(177,414)		(171,873)
Segment Research and Development Expenses		(44,158)		(37,154)		(27,020)
Segment EBITDA	$	147,942	$	140,092	$	149,107
Segment assets	$	717,904	$	663,623	$	637,105
Expenditures of property, plant and equipment	$	30,725	$	33,343	$	36,237
Items excluded from segment measures:						
Depreciation expense	$	29,069	$	26,231	$	24,943
Amortization of intangibles		34,228		28,642		20,085
Amortization of software development intangible assets		153		12		—
Adjustments related to acquisitions and divestitures		175		3,572		5,359
Severance, restructuring, and acquisition integration costs		6,757		15,165		11,221

		Years Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
Automation Solutions						
Segment Revenues	$	1,495,772	$	1,317,189	$	1,389,253
Affiliate Revenues		1,019		801		1,296
Segment Cost of Sales		(804,000)		(701,251)		(739,129)
Segment Selling, General and Administrative Expenses		(297,310)		(275,024)		(278,406)
Segment Research and Development Expenses		(82,095)		(71,949)		(85,686)
Segment EBITDA	$	313,386	$	269,766	$	287,328
Segment assets	$	908,868	$	783,353	$	727,477
Expenditures of property, plant and equipment	$	66,135	$	66,063	$	64,072
Items excluded from segment measures:						
Depreciation expense	$	34,715	$	30,152	$	26,436
Amortization of intangibles		19,128		20,152		20,290
Amortization of software development intangible assets		12,140		10,552		7,692
Adjustments related to acquisitions and divestitures		862		1,192		818
Severance, restructuring, and acquisition integration costs		8,210		7,649		13,931

		Years Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
Total Segments						
Segment Revenues	$	2,715,194	$	2,460,979	$	2,512,084
Affiliate Revenues		1,203		943		1,423
Segment Cost of Sales		(1,635,316)		(1,490,523)		(1,514,087)
Segment Selling, General and Administrative Expenses		(493,500)		(452,438)		(450,279)
Segment Research and Development Expenses		(126,253)		(109,103)		(112,706)
Segment EBITDA	$	461,328	$	409,858	$	436,435
Segment assets	$	1,626,772	$	1,446,976	$	1,364,582
Expenditures of property, plant and equipment	$	96,860	$	99,406	$	100,309
Items excluded from segment measures:						
Depreciation expense	$	63,784	$	56,383	$	51,379
Amortization of intangibles		53,356		48,794		40,375
Amortization of software development intangible assets		12,293		10,564		7,692
Adjustments related to acquisitions and divestitures		1,037		4,764		6,177
Severance, restructuring, and acquisition integration costs		14,967		22,814		25,152

The following table is a reconciliation of the total of the reportable segments' Revenues and EBITDA to consolidated revenues and consolidated income before taxes, respectively.

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Total segment and consolidated revenues	$ 2,715,194	$ 2,460,979	$ 2,512,084
Total Segment EBITDA	$ 461,328	$ 409,858	$ 436,435
Depreciation expense	(63,784)	(56,383)	(51,379)
Amortization of intangibles	(53,356)	(48,794)	(40,375)
Severance, restructuring, and acquisition integration costs (1)	(14,967)	(22,814)	(25,152)
Amortization of software development intangible assets	(12,293)	(10,564)	(7,692)
Adjustments related to acquisitions and divestitures (2)	(1,037)	(4,764)	(6,177)
Gain on sale of assets (3)	—	—	12,056
Eliminations	(199)	(79)	(198)
Consolidated operating income	315,692	266,460	317,518
Interest expense, net	(46,355)	(38,303)	(33,625)
Loss related to revolver refinancing	(76)	—	—
Non-operating pension benefit (cost)	(2,395)	(215)	1,863
Consolidated income before taxes	$ 266,866	$ 227,942	$ 285,756

(1)   Includes costs associated with acquisitions, productivity initiatives, and manufacturing footprint actions.

(2)   Includes fair value adjustments of acquired assets and costs associated with a former subsidiary that was previously divested.

(3)   During 2023, we sold certain real estate in Canada for $13.8 million, net of transaction costs and recognized a $12.1 million pre-tax gain on sale. See Note 10, *Property, Plant, and Equipment*, for details.

Below are reconciliations of other segment measures to the consolidated totals.

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Total segment assets	$ 1,626,772	$ 1,446,976	$ 1,364,582
Cash and cash equivalents	389,887	370,302	597,044
Goodwill	1,036,821	1,018,677	907,331
Intangible assets, less accumulated amortization	399,799	419,074	269,144
Deferred income taxes	14,512	16,353	15,739
Corporate assets	75,830	56,556	86,351
Total assets	$ 3,543,621	$ 3,327,938	$ 3,240,191
Total segment expenditures of property, plant and equipment	$ 96,860	$ 99,406	$ 100,309
Corporate expenditures of property, plant and equipment	39,312	29,694	16,422
Total expenditures of property, plant and equipment	$ 136,172	$ 129,100	$ 116,731

Geographic Information

The Company attributes foreign sales based on the location of the customer purchasing the product. The table below summarizes net sales and long-lived assets for the years ended December 31, 2025, 2024, and 2023 for the following countries: U.S., Canada, China, and Germany. No other individual foreign country's net sales or long-lived assets are material to the Company.

	United States		Canada		China		Germany		All Other		Total
					(In thousands, except percentages)						
Year ended December 31, 2025											
Revenues	$	1,579,447	$	188,877	$	99,241	$	139,179	$	708,450	$2,715,194
Percent of total revenues		58%		7%		4%		5%		26%	100%
Long-lived assets	$	341,602	$	16,589	$	41,497	$	72,205	$	158,183	$ 630,076
Year ended December 31, 2024											
Revenues	$	1,392,262	$	160,012	$	92,108	$	118,256	$	698,341	$2,460,979
Percent of total revenues		57%		6%		4%		5%		28%	100%
Long-lived assets	$	290,282	$	13,799	$	38,622	$	62,170	$	154,180	$ 559,053
Year ended December 31, 2023											
Revenues	$	1,383,212	$	169,122	$	104,718	$	134,130	$	720,902	$2,512,084
Percent of total revenues		55%		7%		4%		5%		29%	100%
Long-lived assets	$	230,267	$	13,355	$	45,326	$	67,758	$	144,606	$ 501,312

Major Customer

Revenues generated in both the Smart Infrastructure Solutions and Automation Solutions segments from our largest customer were approximately $392.1 million (14% of revenues), $348.1 million (14% of revenues), and $378.1 million (15% of revenues) for the years ended December 31, 2025, 2024, and 2023, respectively. At December 31, 2025 and 2024, we had $26.0 million and $55.9 million in accounts receivable outstanding from this customer, which represented approximately 6% and 14% of our total accounts receivable balance as of December 31, 2025 and 2024, respectively.

Note 6: Noncontrolling Interest

During 2023, we sold our 51% ownership interest in Shanghai Hi-Tech Control System Co, Ltd to (Hite) for $0.9 million and recognized a $0.4 million pretax gain on sale. The joint venture developed and provided certain Automation Solutions products and integrated solutions to customers in China. The joint venture was determined to not have sufficient equity at risk; therefore, it was considered a variable interest entity. As Belden was the primary beneficiary of the joint venture, due to both our ownership percentage and control over the activities of the joint venture, we consolidated the joint venture in our financial statements and presented the results of the joint venture attributable to Hite's ownership as net income attributable to noncontrolling interest in the Consolidated Statements of Operations up to April 28, 2023 when we sold and deconsolidated the entity. The joint venture was not material to our consolidated financial statements for the year ended December 31, 2023.

Note 7: Income Per Share

The following table presents the basis of the income per share computations:

		Years Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
Numerator:						
Net income	$	237,522	$	198,414	$	242,556
Less: Net loss attributable to noncontrolling interest		—		(19)		(203)
Net income attributable to Belden common stockholders	$	237,522	$	198,433	$	242,759
Denominator:						
Weighted average shares outstanding, basic		39,605		40,694		42,237
Effect of dilutive common stock equivalents		605		605		622
Weighted average shares outstanding, diluted		40,210		41,299		42,859

Basic weighted average shares outstanding is used to calculate diluted loss per share when the numerator is a loss because using diluted weighted average shares outstanding would be anti-dilutive.

For the years ended December 31, 2025, 2024, and 2023, diluted weighted average shares outstanding do not include outstanding equity awards of 0.1 million, 0.1 million, and 0.2 million, respectively, because they are anti-dilutive. In addition, for the years ended December 31, 2025, 2024, and 2023, diluted weighted average shares outstanding do not include outstanding equity awards of 0.2 million, 0.1 million, and 0.3 million, respectively, because the related performance conditions have not been satisfied.

For purposes of calculating basic earnings per share, unvested restricted stock units are not included in the calculation of basic weighted average shares outstanding until all necessary conditions have been satisfied and issuance of the shares underlying the restricted stock units is no longer contingent. Necessary conditions are not satisfied until the vesting date, at which time holders of our restricted stock units receive shares of our common stock.

For purposes of calculating diluted earnings per share, unvested restricted stock units are included to the extent that they are dilutive. In determining whether unvested restricted stock units are dilutive, each issuance of restricted stock units is considered separately.

Once a restricted stock unit has vested, it is included in the calculation of both basic and diluted weighted average shares outstanding.

Note 8: Credit Losses

We are exposed to credit losses primarily through sales of products and services. Our expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. Due to the short-term nature of such receivables, the estimate of accounts receivable that may not be collected is based upon the aging of accounts receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Our monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. Estimates are used to determine the allowance, which is based upon an assessment of anticipated payments as well as other information that is reasonably available.

The following table presents the activity in the allowance for doubtful accounts for the years ended December 31, 2025 and 2024 (in thousands).

Balance at December 31, 2023	$	23,114
Current period provision		3,198
Recoveries collected		(677)
Write-offs		(167)
Currency impact		(211)
Balance at December 31, 2024	$	25,257
Current period provision		1,100
Recoveries collected		(471)
Write-offs		(1,764)
Currency impact		378
Balance at December 31, 2025	$	24,500

Note 9: Inventories

The major classes of inventories were as follows:

	December 31,	
	2025	2024
	(In thousands)	
Raw materials	$ 238,417	$ 187,530
Work-in-process	46,721	40,442
Finished goods	191,302	186,237
Gross inventories	476,440	414,209
Excess and obsolete reserves	(74,095)	(71,110)
Net inventories	$ 402,345	$ 343,099

Note 10: Property, Plant and Equipment

The carrying values of property, plant and equipment were as follows:

	December 31,	
	2025	2024
	(In thousands)	
Land and land improvements	$ 30,374	$ 24,841
Buildings and leasehold improvements	145,765	125,292
Machinery and equipment	690,713	687,430
Computer equipment and software	202,699	145,281
Construction in process	179,985	174,811
Gross property, plant and equipment	1,249,536	1,157,655
Accumulated depreciation	(683,516)	(662,030)
Net property, plant and equipment	$ 566,020	$ 495,625

Depreciation Expense

We recognized depreciation expense of $63.8 million, $56.4 million, and $51.4 million in 2025, 2024, and 2023, respectively.

Sale-Leasebacks

During 2023, we sold certain real estate in Canada as part of a sale and leaseback transaction for CAD$18.6 million (approximately $13.8 million), net of transaction costs and recognized a $12.1 million pre-tax gain on sale. This gain on sale was excluded from Segment EBITDA of our Automation Solutions segment. The lease is for a term of 10 years and as of December 31, 2025, had a total right-of-use asset balance of $8.2 million.

Note 11: Leases

We have operating and finance leases for properties, including manufacturing facilities, warehouses, and office space; as well as vehicles and certain equipment. We make certain judgments in determining whether a contract contains a lease in accordance with ASU 2016-02. Our leases have remaining lease terms of less than 1 year to 19 years, some of which include options to extend the lease for a period of up to 15 years and some include options to terminate the leases within 1 year. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably certain as of the commencement date of the lease. Our lease agreements do not contain material residual value guarantees, and our variable lease payments were $3.8 million and $3.5 million during the years ended December 31, 2025 and 2024, respectively.

We have entered into various short-term operating leases with an initial term of twelve months or less. These leases are not recorded on our balance sheet as of December 31, 2025 or 2024, and the rent expense for short-term leases was not material.

We have certain property and equipment lease contracts that may contain lease and non-lease components, and we have elected to utilize the practical expedient to account for these components together as a single combined lease component.

As the rate implicit in most of our leases is not readily determinable, we use the incremental borrowing rate to determine the present value of the lease payments, which is unique to each leased asset and is based upon the term, commencement date, location, and local currency of the leased asset as well as the credit rating of the legal entity leasing the asset.

The components of lease expense were as follows:

| | Years Ended December 31, | | |
	2025	2024	2023
	(In thousands)		
Operating lease cost	$ 28,928	$ 27,751	$ 22,562
Finance lease cost			
Amortization of right-of-use asset	$ 1,737	$ 997	$ 780
Interest on lease liabilities	439	571	330
Total finance lease cost	$ 2,176	$ 1,568	$ 1,110

Supplemental cash flow information related to leases was as follows:

| | Years Ended December 31, | | |
	2025	2024	2023
	(In thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 21,124	$ 22,175	$ 19,080

Operating and financing cash flows from finance leases were not material for the years ended December 31, 2025, 2024, or 2023.

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2025	**2024**
	(In thousands, except lease term and discount rate)	
Operating leases:		
Total operating lease right-of-use assets	$ 113,033	$ 118,551
Accrued liabilities	$ 20,159	$ 19,437
Long-term operating lease liabilities	94,372	100,049
Total operating lease liabilities	$ 114,531	$ 119,486
Finance leases:		
Other long-lived assets, at cost	$ 13,565	$ 12,257
Accumulated depreciation	(4,014)	(2,322)
Other long-lived assets, net	$ 9,551	$ 9,935
Accrued liabilities	$ 1,987	$ 1,648
Other long-term liabilities	7,914	8,845
Total finance lease liabilities	$ 9,901	$ 10,493
Weighted Average Remaining Lease Term		
Operating leases	10 years	10 years
Finance leases	5 years	6 years
Weighted Average Discount Rate		
Operating leases	6.1%	6.2 %
Finance leases	4.9%	4.8 %

The following table summarizes maturities of lease liabilities as of December 31, 2025 (in thousands):

2026	$	29,008
2027		19,958
2028		17,711
2029		14,667
2030		13,862
Thereafter		74,884
Total	$	170,090

The following table summarizes maturities of lease liabilities as of December 31, 2024 (in thousands):

2025	$	28,148
2026		25,596
2027		16,739
2028		14,947
2029		12,820
Thereafter		80,017
Total	$	178,267

In addition, we guaranteed the lease payments for certain property leases of a former subsidiary with expiration dates extending out to 2035. These lease guarantees were retained by Belden and not transferred to the buyer of the former subsidiary. As of December 31, 2025, the fixed, remaining base rent payments were approximately $17 million. In 2025, 2024, and 2023, we recognized $0.2 million, $3.3 million, and $4.1 million, respectively, related to the guarantees in selling, general and administrative expenses. These costs were excluded from Segment EBITDA of our Smart Infrastructure Solutions segment. As of December 31, 2025 and 2024, we had a liability for expected, future payments of $10.7 million and $12.3 million, respectively. The liability is based on certain assumptions that we continually reassess on an ongoing basis. We will update the estimated liability balance for changes in assumptions as needed.

Note 12: Intangible Assets

The carrying values of intangible assets were as follows:

	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)			(In thousands)		
Goodwill	$ 1,036,821	$ —	$ 1,036,821	$ 1,018,677	$ —	$ 1,018,677
Definite-lived intangible assets subject to amortization:						
Developed technology	$ 388,914	$ (287,587)	$ 101,327	$ 341,303	$ (247,904)	$ 93,399
Customer relationships	462,792	(190,069)	272,723	454,298	(164,279)	290,019
Trademarks	75,005	(52,517)	22,488	72,804	(41,733)	31,071
Backlog	15,319	(15,261)	58	14,170	(13,705)	465
In-service research and development	5,000	(5,000)	—	5,000	(5,000)	—
Non-compete agreements	5,355	(2,152)	3,203	5,265	(1,145)	4,120
Total intangible assets subject to amortization	$ 952,385	$ (552,586)	$ 399,799	$ 892,840	$ (473,766)	$ 419,074

Segment Allocation of Goodwill

The changes in the carrying amount of goodwill assigned to reporting units in our reportable segments are as follows:

	Smart Infrastructure Solutions	Automation Solutions	Consolidated
	(In thousands)		
Balance at December 31, 2023	$ 511,524	$ 395,807	$ 907,331
Acquisitions	120,962	2,620	123,582
Translation impact	(3,128)	(9,108)	(12,236)
Balance at December 31, 2024	$ 629,358	$ 389,319	$ 1,018,677
Acquisition adjustments	(6,976)	(320)	(7,296)
Translation impact	7,025	18,415	25,440
Balance at December 31, 2025	$ 629,407	$ 407,414	$ 1,036,821

Annual Impairment Test

The annual measurement date for our goodwill impairment test is our fiscal November month-end. For our 2025 goodwill impairment test, we performed a quantitative assessment for one of our reporting units and determined the estimated fair value by calculating the present value of estimated future cash flows using Level 3 inputs. We determined that the fair value for the reporting unit was in excess of its carrying value. We performed a qualitative assessment for the remaining five reporting units and determined that it was more likely than not that the fair value of each reporting unit was greater than its respective carrying value. Therefore, we did not record any goodwill impairment in 2025. We also did not recognize any goodwill impairment in 2024 or 2023.

For our quantitative impairment test in 2025, the fair value of the reporting unit was 15% over its carrying value. The assumptions used to estimate fair value were based on the past performance of the reporting unit as well as the projections incorporated in our strategic plan. Significant assumptions included sales growth, profitability, and related cash flows, along with cash flows associated with taxes and capital spending. The discount rate used to estimate fair value was risk adjusted in consideration of the economic conditions in effect at the time of the impairment test. We also considered assumptions that market participants may use. In our assessment, the discount rate was 13.6%, the 2026 to 2035 compounded annual revenue growth rate was 5.9%, and the revenue growth rate beyond 2035 was 3.0%. By their nature, these assumptions involve risks and uncertainties. There is inherent risk associated with using an income approach to estimate fair value. If actual results are significantly different from our estimates or assumptions, we may have to recognize impairment charges that could be material.

Amortization Expense

We recognized amortization expense of $65.6 million, $59.4 million, and $48.1 million in 2025, 2024, and 2023, respectively. We expect to recognize annual amortization expense of $60.2 million in 2026, $56.7 million in 2027, $50.7 million in 2028, $37.9 million in 2029, and $30.1 million in 2030 related to our intangible assets balance as of December 31, 2025.

The weighted-average amortization period for our customer relationships, developed technology, trademarks, non-compete agreements, and backlog is 19.3 years, 7.2 years, 6.8 years, 5.0 years, and 5.0 years, respectively.

Note 13: Accrued Liabilities

The carrying values of accrued liabilities were as follows:

	December 31,	
	2025	**2024**
	(In thousands)	
Wages, severance and related taxes	$ 83,402	$ 79,479
Accrued rebates	76,789	51,063
Employee benefits	28,438	26,101
Deferred revenue	40,207	29,781
Lease liabilities	22,146	21,085
Accrued interest	19,938	17,628
Other (individual items less than 5% of total current liabilities)	65,147	81,843
Accrued liabilities	$ 336,067	$ 306,980

Note 14: Restructuring Activities

During 2025, 2024, and 2023, we incurred costs related to the programs described below. We also incurred costs related to other individually insignificant programs.

Productivity Initiative Program

We initiated a productivity program in response to weaker economic conditions experienced in the second half of 2023. The Smart Infrastructure Solutions segment incurred $1.7 million, $2.6 million and $3.6 million of severance and other costs during the years ended December 31, 2025, 2024 and 2023, respectively. The Automation Solutions segment incurred $2.2 million, $0.5 million, and $5.5 million of severance and other costs during the years ended December 31, 2025, 2024 and 2023, respectively.

Acquisition Integration Program

We are integrating our recent acquisitions with our existing businesses to achieve desired cost savings, primarily by focusing on consolidating existing and acquired facilities as well as other support functions. The Smart Infrastructure Solutions segment incurred $2.2 million, $11.6 million, and $6.5 million of restructuring and integration costs during the years ended December 31, 2025, 2024, and 2023, respectively. The Automation Solutions segment incurred $1.2 million, $2.1 million, and $3.0 million of restructuring and integration costs during the years ended December 31, 2025, 2024, and 2023, respectively.

The following table summarizes the costs of the programs described above by segment, all of which were excluded from Segment EBITDA:

	Severance		Restructuring and Integration Costs		Total Costs	
			(In thousands)			
Year Ended December 31, 2025						
Smart Infrastructure Solutions	$	1,323	$	2,533	$	3,856
Automation Solutions		1,562		1,897		3,459
Total	$	2,885	$	4,430	$	7,315
Year Ended December 31, 2024						
Smart Infrastructure Solutions	$	1,824	$	12,387	$	14,211
Automation Solutions		52		2,557		2,609
Total	$	1,876	$	14,944	$	16,820
Year Ended December 31, 2023						
Smart Infrastructure Solutions	$	4,180	$	5,948	$	10,128
Automation Solutions		4,674		3,852		8,526
Total	$	8,854	$	9,800	$	18,654

The restructuring and integration costs incurred during 2025, 2024, and 2023 primarily consisted of equipment transfer, costs to consolidate operating and support facilities, retention bonuses, relocation, travel, legal, and other costs. The majority of the restructuring and integration costs related to these actions were paid as incurred or are payable within the next 60 days. There were no significant severance accrual balances as of December 31, 2025 or 2024.

The following table summarizes the costs of the programs described above by financial statement line item in the Consolidated Statement of Operations:

		Years Ended December 31,				
		2025		2024		2023
		(In thousands)				
Cost of sales	$	422	$	1,318	$	1,667
Selling, general and administrative expenses		6,547		15,375		15,362
Research and development expenses		346		127		1,625
Total	$	7,315	$	16,820	$	18,654

Note 15: Long-Term Debt and Other Borrowing Arrangements

The carrying values of our long-term debt and other borrowing arrangements were as follows:

		December 31,		
		2025		2024
		(In thousands)		
Revolving credit agreement due 2030	$	—	$	—
Senior subordinated notes:				
3.375% Senior subordinated notes due 2027		528,525		465,795
3.875% Senior subordinated notes due 2028		411,075		362,285
3.375% Senior subordinated notes due 2031		352,350		310,530
Total senior subordinated notes		1,291,950		1,138,610
Less unamortized debt issuance costs		(6,284)		(8,509)
Long-term debt	$	1,285,666	$	1,130,101

Revolving Credit Agreement due 2030

On July 18, 2025, we refinanced our revolving credit facility (the Revolver) extending the maturity date to July 18, 2030 and increasing the borrowing capacity from $300.0 million to $400.0 million. The borrowing base under the Revolver includes eligible accounts receivable; inventory; and property, plant and equipment of certain of our subsidiaries in the United States, Belgium, Canada, Germany, the Netherlands, and United Kingdom. Interest on outstanding borrowings is variable, based upon SOFR or other similar indices in foreign jurisdictions, plus a spread that ranges from 1.25% - 1.75%, depending upon our leverage position. Outstanding borrowings in the U.S. and Canada may also, at our election, be priced on a base rate plus a spread that ranges from 0.25% — 0.75%, depending on our leverage position. We pay a commitment fee on the total commitments of 0.25%. In the event that we borrow more than 90% of our combined borrowing base or our borrowing base availability is less than $27.0 million, we are subject to a fixed charge coverage ratio covenant. In connection with the refinancing, we recognized a $0.1 million loss for unamortized debt issuance costs associated with creditors no longer participating in the Revolver. When we refinanced the Revolver, we paid approximately $3.2 million of fees, which are being amortized over the remaining term of the Revolver. During 2025, we borrowed and repaid $50.0 million on our Revolver at a rate of 5.7%. As of December 31, 2025, we had no borrowings outstanding on the Revolver, and our available borrowing capacity was $383.9 million.

Senior Subordinated Notes

We had outstanding €450.0 million aggregate principal amount of 3.375% senior subordinated notes due 2027 (the 2027 Notes). The carrying value of the 2027 Notes as of December 31, 2025 was $528.5 million. The 2027 Notes were guaranteed on a senior subordinated basis by our current and future domestic subsidiaries. The 2027 Notes ranked equal in right of payment with our senior subordinated notes due 2031 and 2028 and with any future subordinated debt, and they were subordinated to all of our senior debt and the senior debt of our subsidiary guarantors, including our Revolver. Interest was payable semiannually on January 15 and July 15 of each year. On January 28, 2026, we issued €450 million aggregate principal amount of 4.250% Senior Subordinated Notes due 2033 (the 2033 Notes), which are guaranteed on a senior subordinated basis by our current and future domestic subsidiaries. The 2033 Notes will be ranked equal in right of payment with our senior subordinated notes due 2031 and 2028, and interest will be payable semiannually on February 1 and August 1 of each year, beginning August 1, 2026. With the proceeds from this offering, on February 11, 2026, we repurchased the 2027 Notes for cash consideration of €450.0 million ($537.3 million) and recognized a $1.3 million loss on debt extinguishment, including the write-off of unamortized debt issuance costs. See Note 25.

We have outstanding €350.0 million aggregate principal amount of 3.875% senior subordinated notes due 2028 (the 2028 Notes). The carrying value of the 2028 Notes as of December 31, 2025 is $411.1 million. The 2028 Notes are guaranteed on a senior subordinated basis by our current and future domestic subsidiaries. The 2028 Notes rank equal in right of payment with our senior subordinated notes due 2031 and 2027 and with any future subordinated debt, and they are subordinated to all of our senior debt and the senior debt of our subsidiary guarantors, including our Revolver. Interest is payable semiannually on March 15 and September 15 of each year.

We have outstanding €300.0 million aggregate principal amount of 3.375% senior subordinated notes due 2031 (the 2031 Notes). The carrying value of the 2031 Notes as of December 31, 2025 is $352.4 million. The 2031 Notes are guaranteed on a senior subordinated basis by our current and future domestic subsidiaries. The 2031 Notes rank equal in right of payment with our senior subordinated notes due 2028 and 2027 and with any future subordinated debt, and they are subordinated to all of our senior debt and the senior debt of our subsidiary guarantors, including our Revolver. Interest is payable semiannually on January 15 and July 15 of each year.

Fair Value of Long-Term Debt

The fair value of our senior subordinated notes as of December 31, 2025 was approximately $1,284.1 million based on quoted prices of the debt instruments in inactive markets (Level 2 valuation). This amount represents the fair values of our senior subordinated notes with a carrying value of $1,292.0 million as of December 31, 2025.

Redemption Prices

The senior subordinated notes due 2027 and 2028 were redeemable after July 15, 2022 and March 15, 2023, respectively, and the senior subordinated notes due 2031 are redeemable after July 15, 2026 at the following redemption prices as a percentage of the face amount of the notes:

Senior Subordinated Notes due					
2027		**2028**		**2031**	
Year	Percentage	Year	Percentage	Year	Percentage
2022	101.688 %	2023	101.938 %	2026	101.688 %
2023	101.125 %	2024	101.292 %	2027	100.844 %
2024	100.563 %	2025	100.646 %	2028	100.422 %
2025 and thereafter	100.000 %	2026 and thereafter	100.000 %	2029 and thereafter	100.000 %

Maturities

Maturities on outstanding long-term debt and other borrowings during each of the five years subsequent to December 31, 2025 are as follows (in thousands):

2026	$ —
2027	528,525
2028	411,075
2029	—
2030	—
Thereafter	352,350
	$ 1,291,950

Note 16: Net Investment Hedge

All of our euro denominated notes were issued by Belden Inc., a USD functional currency entity. As of December 31, 2025, €567.8 million of our outstanding foreign denominated debt is designated as a net investment hedge on the foreign currency risk of our net investment in our euro foreign operations. The objective of the hedge is to protect the net investment in the foreign operation against adverse changes in the euro exchange rate. The transaction gain or loss is reported in the translation adjustment section of other comprehensive income. For the years ended December 31, 2025, 2024, and 2023, the transaction gain (loss) associated with the net investment hedge reported in other comprehensive income was $(79.9) million, $40.0 million, and $(21.5) million, respectively.

Note 17: Income Taxes

	Years Ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Income before taxes:			
United States operations	$ 84,531	$ 74,850	$ 86,805
Foreign operations	182,335	153,092	198,951
Income before taxes	$ 266,866	$ 227,942	$ 285,756
Income tax expense (benefit):			
Currently payable			
United States federal	$ 14,680	$ 29,589	$ 34,091
United States state and local	2,308	1,573	3,900
Foreign	7,327	14,320	18,166
	24,315	45,482	56,157
Deferred			
United States federal	(1,447)	(6,342)	(7,497)
United States state and local	2,721	(1,041)	(623)
Foreign	3,755	(8,571)	(4,837)
	5,029	(15,954)	(12,957)
Income tax expense	$ 29,344	$ 29,528	$ 43,200

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before taxes after the prospective adoption of ASU 2023-09 is as follows:

| | Year Ended December 31, 2025 | |
	Amount	Percentage
Effective income tax rate reconciliation:		
United States Federal Statutory Tax Rate	$ 56,041	21.0 %
State and Local Income Taxes, Net of Federal Income Tax Effect (a)		
State and local income taxes	4,523	1.7 %
Capital gain on equity transfer (b)	6,383	2.4 %
Changes in valuation allowances - capital loss utilization on equity transfer (b)	(6,383)	(2.4)%
Foreign Tax Effects		
Belgium	(2,815)	(1.1)%
Germany		
Enacted changes in tax laws or rates	2,828	1.1 %
Other	(219)	(0.1)%
Malta		
Statutory tax rate difference between Malta and United States	5,025	1.9 %
Notional interest deduction	(8,332)	(3.1)%
Foreign exchange gain	(3,426)	(1.3)%
Other	(607)	(0.2)%
Mexico		
Branch profit tax exemption	(6,678)	(2.5)%
Other	1,743	0.7 %
Switzerland	3,333	1.2 %
Other foreign jurisdictions	(1,556)	(0.6)%
Effect of Cross-Border Tax Laws		
Global intangible low-taxed income	16,142	6.0 %
Other	(1,143)	(0.4)%
Tax Credits		
Foreign tax credits	(10,308)	(3.9)%
Other	(1,840)	(0.7)%
Changes in Valuation Allowances		
Capital loss utilization on equity transfer (b)	(52,254)	(19.6)%
Other	(323)	(0.1)%
Nontaxable or Nondeductible Items		
Branch profit tax exemption	(16,466)	(6.2)%
Limitation on executive compensation	6,165	2.3 %
Share-based payment awards	(3,539)	(1.3)%
Other	2,746	1.1 %
Changes in Unrecognized Tax Benefits	(11,950)	(4.5)%
Other Adjustments		
Capital gain on equity transfer (b)	52,254	19.6 %
Effective Tax Rate	$ 29,344	11.0 %

(a) State taxes in Illinois, New Mexico, New Jersey, and California made up the majority (greater than 50 percent) of the tax effect in this category.

(b) Capital loss carryforward with an associated valuation allowance recorded against it was utilized to offset a capital gain derived from the sale of shares of a domestic subsidiary as part of an internal restructuring.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before taxes for years prior to the adoption of ASU 2023-09 is as follows:

| | Years Ended December 31, | |
	2024	2023
Effective income tax rate reconciliation:		
United States federal statutory rate	21.0%	21.0%
State and local income taxes	(0.2)%	0.8%
Impact of change in tax contingencies	3.8%	0.3%
Foreign income tax rate differences	(11.6)%	(10.5)%
Impact of change in deferred tax asset valuation allowance	(0.5)%	0.5%
Domestic permanent differences and tax credits	(0.5)%	2.9%
Impact of share-based compensation	1.0%	0.1%
	13.0%	15.1%

In 2024, the most significant difference between the U.S. federal statutory tax rate and our effective tax rate was the impact of foreign tax rate differences. Foreign tax rate differences resulted in an income tax benefit of $26.4 million and $30.1 million in 2024 and 2023, respectively. Changes in tax contingencies, primarily associated with our foreign tax credit, was another significant difference between the U.S. federal statutory tax rate and our effective tax rate in 2024.

If we were to repatriate foreign cash to the U.S., we may be required to accrue and pay U.S. taxes in accordance with applicable U.S. tax rules and regulations as a result of the repatriation. However, it is our intent to permanently reinvest the earnings of our non-U.S. subsidiaries in those operations and for continued non-U.S. growth opportunities. The determination of the unrecognized deferred tax liability that would be incurred upon repatriation of these undistributed non-U.S. earnings is not practicable.

The components of deferred income taxes were as follows:

| | December 31, | |
| | 2025 | 2024 |
	(In thousands)	
Components of deferred income tax balances:		
Deferred income tax liabilities:		
Plant, equipment, and intangibles	$ (158,176)	$ (136,386)
Right of use asset	(30,246)	(31,603)
	(188,422)	(167,989)
Deferred income tax assets:		
Net operating loss, capital loss, and tax credit carryforwards	66,807	115,591
Reserves and accruals	43,269	54,085
Lease liability	31,020	32,351
Postretirement, pensions, and stock compensation	16,353	13,045
Valuation allowances	(52,574)	(108,064)
	104,875	107,008
Net deferred income tax liability	$ (83,547)	$ (60,981)

The decreases in valuation allowances and deferred tax assets related to net operating loss, capital loss, and tax credit carryforwards primarily relate to the utilization of a capital loss to offset a capital gain derived from the sale of shares of a domestic subsidiary as part of an internal restructuring. The net increase in deferred tax liabilities primarily relates to the accelerated amortization of previously capitalized research and experimental expenditures as a result of newly enacted tax legislation in the U.S. as well as increase to deferred tax liabilities associated with an unrealized foreign exchange gain on debt that is designated as a net investment hedge.

As of December 31, 2025, we had $123.0 million of gross net operating loss carryforwards, $10.6 million of tax credit carryforwards, and $146.9 million of gross capital loss carryforwards. Unless otherwise utilized, net operating loss carryforwards will expire upon the filing of the tax returns for the following respective years: $13.9 million between 2026 and 2028 and $54.0 million between 2029 and 2044. Net operating loss with an indefinite carryforward period total $55.1 million. Of the $123.0 million in net operating loss carryforwards, we have determined, based on the weight of all available evidence, both positive and negative, that we will utilize $36.6 million of these net operating loss carryforwards within their respective expiration periods. A valuation allowance has been recorded on the remaining portion of the net operating loss carryforwards.

Unless otherwise utilized, tax credit carryforwards of $10.6 million will expire as follows: $6.0 million between 2026 and 2028 and $3.1 million between 2029 and 2044. Tax credit carryforwards with an indefinite carryforward period total $1.5 million. We have determined, based on the weight of all available evidence, both positive and negative, that we will utilize $7.7 million of these tax credit carryforwards within their respective expiration periods. A valuation allowance has been recorded on the remaining portion of the tax credit carryforwards.

Unless otherwise utilized, of the $146.9 million in gross capital loss carryforwards, $102.7 million will expire between 2027 and 2029 and the remaining $44.2 million have an indefinite carryforward period. A full valuation allowance has been recorded as we do not expect to be able to utilize the capital losses.

The following tables summarize our net operating loss carryforwards and tax credit carryforwards as of December 31, 2025 by jurisdiction:

	Net Operating Loss Carryforwards
	(In thousands)
United States - Federal and various states	$ 35,832
Other	25,405
Switzerland	22,378
Germany	22,040
United Kingdom	17,317
Total	$ 122,972

	Tax Credit Carryforwards
	(In thousands)
United States	$ 9,120
Belgium	1,506
Total	$ 10,626

In 2025, we recognized a net $12.0 million decrease to reserves for uncertain tax positions primarily related to certain tax credits as a result of an income tax audit settlement. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2025	2024
	(In thousands)	
Balance at beginning of year	$ 15,681	$ 7,143
Additions for tax positions of prior years	222	9,354
Additions based on tax positions related to the current year	551	524
Reduction for tax positions of prior years	(12,736)	(1,340)
Balance at end of year	$ 3,718	$ 15,681

The balance of $3.7 million at December 31, 2025 reflects tax positions that, if recognized, would impact our effective tax rate. Our practice is to recognize interest and penalties related to uncertain tax positions in interest expense and operating expenses, respectively. As of December 31, 2025 and 2024, we accrued $0.2 million and $0.1 million for the payment of interest and penalties.

See Note 24, Supplemental Cash Flow Information, for further information regarding income tax payments.

Our federal tax return for the tax years 2022 and later remain subject to examination by the Internal Revenue Service. Our state and foreign income tax returns for the tax years 2015 and later remain subject to examination by various state and foreign tax authorities.

Note 18: Pension and Other Postretirement Benefits

We sponsor defined benefit pension plans and defined contribution plans that cover substantially all employees in Canada, the Netherlands, Switzerland, the United Kingdom, the U.S., Belgium and certain employees in Germany. Certain defined benefit plans in the United Kingdom are frozen and additional benefits are not being earned by the participants. The U.S. defined benefit pension plan is closed to new entrants. Annual contributions to retirement plans equal or exceed the minimum funding requirements of applicable local regulations. The assets of the funded pension plans we sponsor are maintained in various trusts and are invested primarily in equity and fixed income securities.

Benefits provided to employees under defined contribution plans include cash and stock contributions by the Company based on either hours worked by the employee or a percentage of the employee's compensation. Defined contribution expense for 2025, 2024, and 2023 was $16.6 million, $14.4 million, and $14.0 million, respectively.

We sponsor unfunded postretirement medical and life insurance benefit plans for certain employees in Canada and the U.S. The medical benefit portion of the U.S. plan is only for employees who retired prior to 1989 as well as certain other employees who were near retirement and elected to receive certain benefits.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets as well as a statement of the funded status and balance sheet reporting for these plans.

Years Ended December 31,	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
	(In thousands)			
Change in benefit obligation:				
Benefit obligation, beginning of year	$ (303,429)	$ (342,759)	$ (19,524)	$ (21,312)
Service cost	(3,012)	(3,131)	(30)	(39)
Interest cost	(15,493)	(14,759)	(916)	(949)
Participant contributions	(519)	(424)	(2)	(3)
Actuarial gain (loss)	(1,567)	25,815	134	(175)
Settlements	1,447	8,338	—	—
Plan amendments	(3,629)	104	—	—
Foreign currency exchange rate changes	(18,993)	7,681	(822)	1,549
Benefits paid	21,114	15,706	1,435	1,405
Benefit obligation, end of year	$ (324,081)	$ (303,429)	$ (19,725)	$ (19,524)

Years Ended December 31,	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
	(In thousands)			
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 283,176	$ 301,378	$ —	$ —
Actual return on plan assets	20,650	641	—	—
Employer contributions	5,955	10,427	1,433	1,402
Plan participant contributions	519	424	2	3
Settlements	(1,447)	(8,292)	—	—
Foreign currency exchange rate changes	15,927	(5,696)	—	—
Benefits paid	(21,114)	(15,706)	(1,435)	(1,405)
Fair value of plan assets, end of year	$ 303,666	$ 283,176	$ —	$ —
Funded status, end of year	$ (20,415)	$ (20,253)	$ (19,725)	$ (19,524)
Amounts recognized in the balance sheets:				
Prepaid benefit cost	$ 27,924	$ 27,842	$ —	$ —
Accrued benefit liability, current	(3,076)	(2,969)	(1,390)	(1,390)
Accrued benefit liability, noncurrent	(45,263)	(45,126)	(18,335)	(18,134)
Net funded status	$ (20,415)	$ (20,253)	$ (19,725)	$ (19,524)

The accumulated benefit obligation for all defined benefit pension plans was $340.2 million and $320.6 million at December 31, 2025 and 2024, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with a projected benefit obligation in excess of plan assets were $149.5 million, $147.5 million, and $101.2 million, respectively, as of December 31, 2025 and $142.1 million, $140.2 million, and $94.0 million, respectively, as of December 31, 2024.

The accumulated benefit obligation and fair value of plan assets for other postretirement benefit plans with an accumulated benefit obligation in excess of plan assets were $19.8 million and $0.0 million, respectively, as of December 31, 2025 and were $19.5 million and $0.0 million, respectively, as of December 31, 2024.

The following table provides the components of net periodic benefit costs for the plans.

Years Ended December 31,	Pension Benefits			Other Benefits		
	2025	2024	2023	2025	2024	2023
	(In thousands)					
Components of net periodic benefit cost:						
Service cost	$ 3,012	$ 3,131	$ 2,632	$ 30	$ 39	$ 11
Interest cost	15,493	14,759	15,237	916	949	1,012
Expected return on plan assets	(15,743)	(16,299)	(16,512)	—	—	—
Amortization of prior service cost	156	180	176	—	—	—
Settlement loss (gain)	27	1,147	(101)	—	—	—
Other adjustments	(30)	—	—	—	—	—
Net loss (gain) recognition	1,895	(110)	(938)	(319)	(411)	(737)
Net periodic benefit cost	$ 4,810	$ 2,808	$ 494	$ 627	$ 577	$ 286

We recorded a settlement loss of $1.1 million during 2024. The settlement loss was the result of lump-sum payments to participants that exceeded the sum of the pension plan's respective annual service cost and interest cost amounts.

The following table presents the assumptions used in determining the benefit obligations and the net periodic benefit cost amounts.

	Pension Benefits		Other Benefits	
	Years Ended December 31,		Years Ended December 31,	
	2025	2024	2025	2024
Weighted average assumptions for benefit obligations at year end:				
Discount rate	5.0 %	5.1 %	4.8 %	4.7 %
Salary increase	3.1 %	3.2 %	N/A	N/A
Cash balance interest credit rate	4.4 %	4.4 %	N/A	N/A
Weighted average assumptions for net periodic cost for the year:				
Discount rate	5.1 %	4.5 %	4.7 %	4.7 %
Salary increase	3.2 %	3.2 %	N/A	N/A
Cash balance interest credit rate	4.4 %	4.4 %	N/A	N/A
Expected return on assets	5.5 %	5.2 %	N/A	N/A
Assumed health care cost trend rates:				
Health care cost trend rate assumed for next year	N/A	N/A	5.0 %	5.1 %
Rate that the cost trend rate gradually declines to	N/A	N/A	4.6 %	4.6 %
Year that the rate reaches the rate it is assumed to remain at	N/A	N/A	2028	2028

During 2025, one of the Company's UK defined benefit pension plans entered into a pension buy-in contract with a third-party insurance company covering a portion of the plan's defined benefit obligations. Under the terms of the contract, the insurer is required to make payments to the plan that are designed to match the benefit payments owed to covered participants. The plan retains legal responsibility for paying benefits to participants. The buy-in contract does not relieve the plan of its obligation to provide pension benefits and therefore did not result in settlement accounting. Accordingly, the transaction did not affect the plan's projected benefit obligation, funded status, or accumulated other comprehensive income at the date the contract was executed.

During 2023, there was a ruling in the United Kingdom related to the validity of certain amendments to benefits in contracted-out salary-related defined benefit pension plans. In 2024, the ruling was upheld by the Court of Appeals in London. The ruling may potentially be applicable to certain defined benefit pension plans we have in the United Kingdom. While we do not believe the impact of this ruling will have a material impact to our financial statements, we may face increased projected benefit obligations, additional funding obligations and costs associated with the benefit correction process. We will continue to investigate whether any of our plans are impacted. As of December 31, 2025 and 2024, no specific adjustments for this matter have been included in estimating our projected benefit obligation and related net periodic benefit costs.

Plan assets are invested using a total return investment approach whereby a mix of equity securities and fixed income securities are used to preserve asset values, diversify risk, and achieve our target investment return benchmark. Investment strategies and asset allocations are based on consideration of the plan liabilities, the plan's funded status, and our financial condition. Investment performance and asset allocation are measured and monitored on an ongoing basis. Plan assets are managed in a balanced portfolio comprised of two major components: an asset growth portion and an asset protection portion. The expected role of asset growth investments is to maximize the long-term real growth of assets, while the role of asset protection investments is to generate current income, provide for more stable periodic returns, and provide some protection against a permanent loss of capital.

Absent regulatory or statutory limitations, the target asset allocation for the investment of the assets for our ongoing pension plans is 45-50% in asset protection investments and 50-55% in asset growth investments and for our pension plans where the majority of the participants are in payment or terminated vested status is 80-95% in asset protection investments and 5-20% in asset growth investments. Asset growth investments include a diversified mix of U.S. and international equity, primarily invested through investment funds. Asset protection investments include government securities and investment grade corporate bonds, primarily invested through investment funds and group insurance contracts. We develop our expected long-term rate of return assumptions based on the historical rates of returns for securities and instruments of the type in which our plans invest.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the invested assets and future assets to be invested to provide for the benefits included in the projected benefit obligation. We use historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption based on an analysis of historical and forward looking returns considering the plan's actual and target asset mix.

The following table presents the fair values of the pension plan assets by asset category.

	December 31, 2025				December 31, 2024			
	Fair Market Value at December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Unobservable Inputs (Level 3)	Investments Measured at Net Asset Value	Fair Market Value at December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Unobservable Inputs (Level 3)	Investments Measured at Net Asset Value
	(In thousands)				(In thousands)			
Asset Category:								
Equity securities(a)								
U.S. equities fund	$ 34,786	$ —	$ —	$ 34,786	$ 40,260	$ —	$ —	$ 40,260
Non-U.S. equities fund	38,910	—	—	38,910	37,321	—	—	37,321
Debt securities(b)								
Government bond fund	74,174	—	—	74,174	63,502	—	—	63,502
Corporate bond fund	41,899	—	—	41,899	62,950	—	—	62,950
Fixed income fund(c)	53,450	—	30,926	22,524	20,348	—	—	20,348
Liability driven investment fund(d)	44,650	—	—	44,650	43,354	—	—	43,354
Other investments(e)	11,192	—	—	11,192	7,382	—	—	7,382
Cash and equivalents	4,605	2,329	—	2,276	8,059	3,404	—	4,655
Total	$ 303,666	$ 2,329	$ 30,926	$ 270,411	$ 283,176	$ 3,404	$ —	$ 279,772

(a) This category includes investments in actively managed and indexed investment funds that invest in a diversified pool of equity securities of companies located in the U.S., Canada, Western Europe and other developed countries throughout the world. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund. Equity securities held in separate accounts are valued based on observable quoted prices on active exchanges.

(b) This category includes investments in investment funds that invest in U.S. treasuries; other national, state and local government bonds; and corporate bonds of highly rated companies from diversified industries. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

(c) This category includes guaranteed insurance contracts and annuity policies.

(d) This category includes investments in funds that are designed to provide leveraged exposure to changes in interest rates. The fund purchases shares of funds that invest in government bonds, debt repurchase agreements, total return swaps and interest rate swaps.

(e) This category includes investments in hedge funds that pursue multiple strategies in order to provide diversification and balance risk/return objectives, real estate funds, and private equity funds.

The changes in Level 3 defined pension plan assets for the year ended December 31, 2025 were attributable to net purchases and an immaterial amount attributable to returns on the plan assets.

The plans do not invest in individual securities. All investments are through well diversified investment funds. As a result, there are no significant concentrations of risk within the plan assets.

The following table reflects the benefits as of December 31, 2025 expected to be paid in each of the next five years and in the aggregate for the five years thereafter from our pension and other postretirement plans. Because our other postretirement plans are unfunded, the anticipated benefits with respect to these plans will come from our own assets. Because our pension plans are primarily funded plans, the anticipated benefits with respect to these plans will come primarily from the trusts established for these plans.

	Pension Plans		Other Plans	
	(In thousands)			
2026	$	22,026	$	1,477
2027		22,235		1,469
2028		24,677		1,472
2029		24,515		1,463
2030		23,018		1,456
2031-2035		109,350		7,162
Total	$	225,821	$	14,499

We anticipate contributing $11.0 million and $1.5 million to our pension and other postretirement plans, respectively, during 2026.

The pre-tax amounts in accumulated other comprehensive loss that have not yet been recognized as components of net periodic benefit cost at December 31, 2025 and the changes in these amounts during the year ended December 31, 2025 are as follows.

	Pension Benefits		Other Benefits	
	(In thousands)			
Components of accumulated other comprehensive loss (gain):				
Net actuarial loss (gain)	$	7,655	$	(4,388)
Net prior service cost		5,504		—
	$	13,159	$	(4,388)

	Pension Benefits		Other Benefits	
	(In thousands)			
Changes in accumulated other comprehensive loss:				
Net actuarial loss (gain), beginning of year	$	13,120	$	(4,398)
Amortization of actuarial gain (loss)		(1,895)		320
Actuarial loss (gain)		1,567		(134)
Asset gain		(4,907)		—
Settlement loss recognized		(27)		—
Other adjustments		29		—
Currency impact		(232)		(176)
Net actuarial loss (gain), end of year	$	7,655	$	(4,388)
Prior service cost, beginning of year	$	1,831	$	—
Amortization of prior service cost		(156)		—
Prior service cost occurring during the year		3,629		—
Currency impact		200		—
Prior service cost, end of year	$	5,504	$	—

Note 19: Comprehensive Income and Accumulated Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss), net of tax, are as follows:

	Foreign Currency Translation Component	Pension and Other Postretirement Benefit Plans	Accumulated Other Comprehensive Income (Loss)
	(In thousands)		
Balance at December 31, 2023	$ (26,514)	$ (14,765)	$ (41,279)
Other comprehensive income attributable to Belden before reclassifications	29,643	8,364	38,007
Amounts reclassified from accumulated other comprehensive income	—	(260)	(260)
Net current period other comprehensive income attributable to Belden	29,643	8,104	37,747
Balance at December 31, 2024	$ 3,129	$ (6,661)	$ (3,532)
Other comprehensive income (loss) attributable to Belden before reclassifications	(94,937)	(54)	(94,991)
Amounts reclassified from accumulated other comprehensive income	—	1,319	1,319
Net current period other comprehensive income (loss) attributable to Belden	(94,937)	1,265	(93,672)
Balance at December 31, 2025	$ (91,808)	$ (5,396)	$ (97,204)

As of December 31, 2025 and 2024, there was tax of $14.1 million and $3.9 million, respectively, included in accumulated other comprehensive income (loss) in the table above.

The following table summarizes the effects of reclassifications from accumulated other comprehensive income (loss):

	Amount Reclassified from Accumulated Other Comprehensive Income (Loss)	Affected Line Item in the Consolidated Statements of Operations and Comprehensive Income (Loss)
	(In thousands)	
Amortization of pension and other postretirement benefit plan items:		
Actuarial losses	$ 1,575	(1)
Prior service cost	156	(1)
Total before tax	1,731	
Tax benefit	(412)	
Total net of tax	$ 1,319	

(1) The amortization of these accumulated other comprehensive income (loss) components are included in the computation of net periodic benefit costs (see Note 18).

Note 20: Share-Based Compensation

Compensation cost primarily included in selling, general and administrative expense, and the income tax benefit recognized for our share-based compensation arrangements is included below:

	Years Ended December 31,		
	2025	2024	2023
	(In thousands)		
Total share-based compensation cost	$ 30,015	$ 27,532	$ 21,024
Income tax benefit	7,144	6,553	5,004

We currently have outstanding stock appreciation rights (SARs), restricted stock units with service vesting conditions, restricted stock units with performance vesting conditions, and restricted stock units with market conditions. We grant SARs with an exercise price equal to the closing market price of our common stock on the grant date. Generally, SARs may be converted into shares of our common stock in equal amounts on each of the first three anniversaries of the grant date and expire 10 years from the grant date. We did not grant any SARs in 2025 or 2024. Certain awards provide for accelerated vesting in certain circumstances, including following a change in control of the Company. Restricted stock units with service conditions generally vest 3-5 years from the grant date. Restricted stock units issued based on the attainment of the performance conditions generally vest on the second or third anniversary of their grant date. Restricted stock units issued based on the attainment of market conditions generally vest on the third anniversary of their grant date.

We recognize compensation cost for all awards based on their fair values. The fair values for SARs are estimated on the grant date using the Black-Scholes-Merton option-pricing formula. Expected volatility is based on historical volatility, and expected term is based on historical exercise patterns of SAR holders. The fair value of restricted stock units with service vesting conditions or performance vesting conditions is the closing market price of our common stock on the date of grant. We estimate the fair value of certain restricted stock units with market conditions using a Monte Carlo simulation valuation model with the assistance of a third party valuation firm. Compensation costs for awards with service conditions are amortized to expense using the straight-line method. Compensation costs for awards with performance conditions and graded vesting are amortized to expense using the graded attribution method. The following table presents the assumptions used for equity awards.

	Years Ended December 31,		
	2025	2024	2023
	(In thousands, except weighted average fair value and assumptions)		
Weighted-average fair value of SARs granted	n/a	n/a	$ 39.44
Total intrinsic value of SARs exercised	4,509	5,696	12,229
Tax expense (benefit) from SARs exercised	(477)	(420)	660
Weighted-average fair value of restricted stock units granted	120.25	89.98	95.32
Total fair value of restricted stock units vested	29,688	14,031	19,821
Expected volatility	38%	38.88%	43.45%
Expected term (in years)	2.8	2.9	5.7
Risk-free rate	3.98%	4.40%	4.26%
Dividend yield	0.18%	0.25%	0.23%

	Stock Appreciation Rights				Restricted Stock Units	
	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value	Number	Weighted-Average Grant-Date Fair Value
	(In thousands, except exercise prices, fair values, and contractual terms)					
Outstanding at January 1, 2025	263	$ 66.29	6.5	$ 12,199	891	$ 83.35
Granted	—	—			441	120.25
Exercised or converted	(85)	63.93			(392)	75.74
Forfeited or expired	(2)	82.77			(54)	100.54
Outstanding at December 31, 2025	176	$ 67.16	5.9	$ 8,706	886	$ 99.60
Exercisable or convertible at December 31, 2025	145	$ 63.16	5.6	$ 7,745		

At December 31, 2025, the total unrecognized compensation cost related to all nonvested awards was $30.6 million. That cost is expected to be recognized over a weighted-average period of 1.8 years. Historically, we have issued treasury shares, if available, to satisfy award conversions and exercises.

Note 21: Share Repurchases

We have a share repurchase program which allows us to purchase our common stock through open market repurchases, negotiated transactions, or other means, in accordance with applicable securities laws and other restrictions. This program is funded with cash on hand and cash flows from operating activities. During 2025, we repurchased 1.7 million shares of our common stock for an aggregate cost of $194.6 million at an average price per share of $113.00. During 2024, we repurchased 1.3 million shares of our common stock for an aggregate cost of $132.9 million at an average price per share of $100.15. During 2023, we repurchased 2.3 million shares of our common stock for an aggregate cost of $192.1 million at an average price per share of $85.27. As of December 31, 2025, we had $145.4 million of authorizations remaining under the program. This share repurchase authorization does not have an expiration date.

Note 22: Market Concentrations and Risks

Concentrations of Credit

We sell our products to many customers in several markets across multiple geographic areas. The ten largest customers, of which eight are distributors, constitute in aggregate approximately 47%, 46%, and 44% of revenues in 2025, 2024, and 2023, respectively.

Unconditional Commodity Purchase Obligations

At December 31, 2025, we were committed to purchase approximately 1.7 million pounds of copper at an aggregate fixed cost of $9.0 million. At December 31, 2025, this fixed cost was $0.8 million less than the market cost that would be incurred on a spot purchase of the same amount of copper. The aggregate market cost was based on the current market price of copper obtained from the New York Mercantile Exchange.

Labor

Approximately 26% of our labor force is covered by collective bargaining agreements at various locations around the world, and we expect to renegotiate the majority of these agreements during 2026.

Fair Value of Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, and debt instruments. The carrying amounts of cash and cash equivalents, trade receivables, and trade payables at December 31, 2025 are considered representative of their respective fair values. The fair value of our senior subordinated notes at December 31, 2025 and 2024 was approximately $1,284.1 million and $1,126.6 million, respectively, based on quoted prices of the debt instruments in inactive markets (Level 2 valuation). This amount represents the fair values of our senior subordinated notes with a carrying value of $1,292.0 million and $1,138.6 million as of December 31, 2025 and 2024, respectively.

Note 23: Contingent Liabilities

General

Various claims are asserted against us in the ordinary course of business including those pertaining to income tax examinations, product liability, customer, employment, vendor, and patent matters. Based on facts currently available, management believes that the disposition of the claims that are pending or asserted will not have a materially adverse effect on our financial position, operating results, or cash flow.

Letters of Credit, Guarantees and Bonds

At December 31, 2025, we were party to unused standby surety bonds, letters of credit, and bank guarantees totaling $13.0 million, $11.1 million, and $5.8 million, respectively. These commitments are generally issued to secure obligations we have for a variety of commercial reasons, such as workers compensation self-insurance programs in several states and the importation and exportation of product.

Note 24: Supplemental Cash Flow Information

Interest Paid

	Years Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
Interest paid	$ (43,157)	$ (42,402)	$ (42,105)

Income Taxes Paid

Income taxes paid, net of refunds for the year ended December 31, 2025 was as follows (in thousands):

Federal	$	23,035
State		3,107
Foreign		7,139
Total	$	33,281

For the year ended December 31, 2025, income taxes paid, net of refunds, in China were $2.7 million, exceeding 5% of total income taxes. No other tax jurisdiction exceeded the 5% threshold for the year ended December 31, 2025.

Income taxes paid and refunds for the years ended December 31, 2024 and 2023 were as follows:

	Years Ended December 31,	
	2024	**2023**
	(In thousands)	
Income tax refunds received	$ 25,785	$ 6,680
Income taxes paid	(71,133)	(62,367)

Note 25: Subsequent Events

Effective January 1, 2026, we are realigning our organizational structure, moving to a unified functional operating model designed to accelerate our solutions-first strategy, enhance operational agility, and capitalize on the increasing convergence of IT and OT. As a result of this organizational structure realignment, we are now a single reportable segment entity that is managed on a consolidated basis. This new organizational structure enables us to drive our solutions transformation within key verticals, leveraging our combined offerings to solve customers' most pressing problems. See Note 5.

On January 28, 2026, we issued €450 million aggregate principal amount of 4.250% Senior Subordinated Notes due 2033 (the 2033 Notes), which are guaranteed on a senior subordinated basis by our current and future domestic subsidiaries. The 2033 Notes will be ranked equal in right of payment with our senior subordinated notes due 2031 and 2028, and interest will be payable semiannually on February 1 and August 1 of each year, beginning August 1, 2026. With the proceeds from this offering, on February 11, 2026, we repurchased the 2027 Notes for cash consideration of €450.0 million ($537.3 million), and recognized a $1.3 million loss on debt extinguishment, including the write-off of unamortized debt issuance costs. See Note 15.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In accordance with Securities Exchange Act Rules 13a-15(e) and 15d-15(e), our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

The Company's management assessed the effectiveness of the Company's internal controls over financial reporting as of December 31, 2025. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO) in Internal Control-Integrated Framework.

Based on that assessment, the Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2025, the Company's internal control over financial reporting was effective.

Ernst & Young, LLP, an independent registered public accounting firm, who audited the Company's Consolidated Financial Statements at December 31, 2025 and the year then ended included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, at December 31, 2025, which is included herein.

Changes to Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Belden Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Belden Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Belden Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, statements of comprehensive income, stockholders' equity statements and cash flow statements for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

St. Louis, Missouri
February 17, 2026

Item 9B. Other Information

Rule 10b5-1 Trading Plans

None of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the three months ended December 31, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding directors is incorporated herein by reference to "Corporate Governance-Proposal I-Election of Directors," as described in the Proxy Statement. Information regarding executive officers is set forth in Part I herein under the heading "Executive Officers." Information regarding the Company's insider trading policy is incorporated herein by reference to "Compensation Policies and Other Considerations" as described in the Proxy Statement. The additional information required by this Item is incorporated herein by reference to "Board Committees," "Corporate Governance Documents," "Ownership Information-Section 16(a) Reports," and "General Information-Stockholder Proposals for the 2027 Annual Meeting," as described in the Proxy Statement.

Item 11. Executive Compensation

Incorporated herein by reference to "Executive Compensation," "Corporate Governance-Director Compensation," "Corporate Governance-Related Party Transactions and Compensation Committee Interlocks" and "Corporate Governance Risk Oversight" as described in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Incorporated herein by reference to "Ownership Information-Equity Compensation Plan Information on December 31, 2025" and "Ownership Information-Stock Ownership of Certain Beneficial Owners and Management" as described in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated herein by reference to "Corporate Governance-Related Party Transactions and Compensation Committee Interlocks" and "Snapshot of 2025 Director Nominees" as described in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

Incorporated herein by reference to "Public Accounting Firm Information-Fees to Independent Registered Public Accountants for 2025 and 2024" and "Public Accounting Firm Information-Audit Committee's Pre-Approval Policies and Procedures" as described in the Proxy Statement.

Our independent registered public accounting firm is Ernst & Young LLP, St. Louis, MO, Auditor Firm ID: 42.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Report:

1.   **Financial Statements**

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024

Consolidated Statements of Operations for Each of the Three Years in the Period Ended December 31, 2025

Consolidated Statements of Comprehensive Income for Each of the Three Years in the Period Ended December 31, 2025

Consolidated Cash Flow Statements for Each of the Three Years in the Period Ended December 31, 2025

Consolidated Stockholders' Equity Statements for Each of the Three Years in the Period Ended December 31, 2025

Notes to Consolidated Financial Statements

2.   **Financial Statement Schedule**

Schedule II – Valuation and Qualifying Accounts

	Beginning Balance	Charged to Costs and Expenses	Divestitures/ Acquisitions	Charge Offs	Recoveries	Currency Movement	Ending Balance
				(In thousands)			
Accounts Receivable —							
Allowance for Doubtful Accounts:							
2025	$ 25,257	$ 1,100	$ —	$ (1,764)	$ (471)	$ 378	$ 24,500
2024	23,114	3,198	—	(167)	(677)	(211)	25,257
2023	7,954	16,167	—	(154)	(861)	8	23,114
Inventories —							
Excess and Obsolete Allowances:							
2025	$ 71,110	$ 14,001	$ —	$ (11,288)	$ (1,946)	$ 2,218	$ 74,095
2024	67,868	19,896	313	(12,120)	(3,976)	(871)	71,110
2023	45,913	28,018	3,844	(8,220)	(1,900)	213	67,868
Deferred Income Tax Asset —							
Valuation Allowance:							
2025	$ 108,064	$ 3,507	$ 9	$ —	$ (59,616)	$ 610	$ 52,574
2024	109,676	983	1,303	—	(3,546)	(352)	108,064
2023	142,330	2,360	389	(35,085)	(549)	231	109,676

All other financial statement schedules not included in this Annual Report on Form 10-K are omitted because they are not applicable.

3. **Exhibits**

The following exhibits are filed herewith or incorporated herein by reference, as indicated. Documents indicated by an asterisk (*) identify each management contract or compensatory plan.

Exhibit Number	Description of Exhibit	The filings referenced for incorporation by reference are Company (Belden Inc.) filings unless noted to be those of Belden 1993 Inc.
3.1	Certificate of Incorporation, as amended	February 29, 2008 Form 10-K, Exhibit 3.1
3.2	Bylaws	December 6, 2022 Form 8-K, Exhibit 3.1
4.1	Indenture relating to 3.375% Senior Subordinated Notes due 2027	July 10, 2017 Form 8-K, Exhibit 4.1; supplemented by July 31, 2025 Form 10-Q, Exhibit 4.1
4.2	Indenture relating to 3.875% Senior Subordinated Notes due 2028	March 16, 2018 Form 8-K, Exhibit 4.1; supplemented by July 31, 2025 Form 10-Q, Exhibit 4.2
4.3	Indenture relating to 3.375% Senior Subordinated Notes due 2031	August 3, 2021 Form 8-K, Exhibit 4.1; supplemented by July 31, 2025 Form 10-Q Exhibit 4.3
4.4	Indenture relating to 4.250% Senior Subordinated Notes due 2033	January 28, 2026 Form 8-K, Exhibit 4.1
4.5	Description of the Registrant's Securities Registered Under Section 12 of the Securities Exchange Act of 1934	August 3, 2020 Form 10-Q, Exhibit 4.1
10.1	Trademark License Agreement	February 15, 2022 Form 10-K, Exhibit 10.1
10.2*	Belden Inc. 2011 Long Term Incentive Plan, as amended	April 6,2016 Proxy Statement, Appendix II
10.3*	Belden Inc. 2021 Long Term Incentive Plan	April 8, 2021 Proxy Statement, Appendix II
10.4*	Form of Stock Appreciation Rights Award	February 15, 2022 Form 10-K, Exhibit 10.4
10.5*	Form of Performance Stock Units Award	February 15, 2022 Form 10-K, Exhibit 10.5
10.6*	Form of Restricted Stock Units Award	February 15, 2022 Form 10-K, Exhibit 10.6
10.7*	Form of Stretch Achievement Stock Award	August 8, 2022 Form 10-Q, Exhibit 10.1
10.8*	Belden Inc. Annual Cash Incentive Plan, as amended and restated	February 13, 2024 Form 10-K, Exhibit 10.8
10.9*	2004 Belden CDT Inc. Non-Employee Director Deferred Compensation Plan	December 21, 2004 Form 8-K, Exhibit 10.1
10.10*	Belden Supplemental Excess Defined Benefit Plan	February 16, 2021 Form 10-K, Exhibit 10.9
10.11*	Belden Supplemental Excess Defined Contribution Plan	February 16, 2021 Form 10-K, Exhibit 10.10
10.12*	Executive Severance Plan, as amended and restated	February 13, 2024 Form 10-K, Exhibit 10.12
10.13*	Form of Business Protection Agreement with each of the Executive Officers	July 31, 2020 Form 8-K, Exhibit 10.3
10.14*	Belden Inc. 2021 Employee Stock Purchase Plan	April 8, 2021 Proxy Statement, Appendix III
10.15*	Form of Indemnification Agreement with each of the Directors and Officers	March 1, 2007 Form 10-K, Exhibit 10.39
10.16	Second Amended and Restated Credit Agreement	June 2, 2021, Form 8-K, Exhibit 10.1
10.17	Amendment No. 1 to Second Amended and Restated Credit Agreement	January 5, 2023 Form 8-K, Exhibit 10.1
10.18	Third Amended and Restated Credit Agreement	July 21, 2025 Form 8-K, Exhibit 10.1

Exhibit Number	Description of Exhibit	The filings referenced for incorporation by reference are Company (Belden Inc.) filings unless noted to be those of Belden 1993 Inc.
14.1	Code of Ethics	August 27, 2025 Form 8-K, Exhibit 14.1
19.1	Insider Trading Policy	February 13, 2025 Form 10-K
21.1	List of Subsidiaries of Belden Inc.	Filed herewith
23.1	Consent of Independent Registered Accounting Firm	Filed herewith
24.1	Powers of Attorney from Members of the Board of Directors	Filed herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer	Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer	Filed herewith
32.1	Section 1350 Certification of the Chief Executive Officer	Filed herewith
32.2	Section 1350 Certification of the Chief Financial Officer	Filed herewith
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	February 13, 2024 Form 10-K, Exhibit 97.1
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Cash Flow Statements, (v) Consolidated Statements of Stockholders' Equity and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed	
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL	

*   Management contract or compensatory plan

Copies of the above Exhibits are available to shareholders at a charge of $0.25 per page, minimum order of $10.00. Direct requests to:

       Belden Inc., Attention: Corporate Secretary
       1 North Brentwood Boulevard, 15th Floor
       St. Louis, Missouri 63105

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELDEN INC.

By /s/ ASHISH CHAND

Ashish Chand

Date: February 17, 2026

President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ ASHISH CHAND Ashish Chand	President and Chief Executive Officer	February 17, 2026
/s/ JEREMY PARKS Jeremy Parks	Senior Vice President, Finance, and Chief Financial Officer	February 17, 2026
/s/ DOUGLAS R. ZINK Douglas R. Zink	Vice President and Chief Accounting Officer	February 17, 2026
/s/ DAVID ALDRICH* David Aldrich	Lead Independent Director and Chairman	February 17, 2026
/s/ ADEL AL-SALEH* Adel Al-Saleh	Director	February 17, 2026
/s/ LANCE C. BALK* Lance C. Balk	Director	February 17, 2026
/s/ DIANE D. BRINK* Diane D. Brink	Director	February 17, 2026
/s/ JUDY L. BROWN* Judy L. Brown	Director	February 17, 2026
/s/ NANCY CALDERON* Nancy Calderon	Director	February 17, 2026
/s/ JONATHAN KLEIN* Jonathan Klein	Director	February 17, 2026
/s/ VIVIE LEE* Vivie Lee	Director	February 17, 2026
/s/ GREGORY J. MCCRAY* Gregory J. McCray	Director	February 17, 2026
/s/ ASHISH CHAND		

*By Ashish Chand, Attorney-in-fact

Corporate information

Executive Team

Ashish Chand
President and
Chief Executive Officer

Brian Anderson
Executive Vice President and
Chief Legal & Risk Officer

Hiran Bhadra
Executive Vice President and
Chief Innovation Officer

Brad Dineley
Executive Vice President and
Chief Digital & Operations Officer

Brian Lieser
Executive Vice President and
Chief Commercial Officer

Jeremy Parks
Executive Vice President and
Chief Financial Officer

Leah Tate
Executive Vice President and
Chief People & Strategy Officer

Doug Zink
Vice President and
Chief Accounting Officer

Board of Directors

David Aldrich
Chair of the Board
Retired President and
Chief Executive Officer
Skyworks Solutions, Inc.

Adel Al-Saleh
Chief Executive Officer
SES Satellites

Lance Balk
Retired Executive Vice President
and General Counsel
Six Flags Entertainment Corp.

Diane Brink
Retired Chief Marketing Officer
IBM Global Technology Services

Judy Brown
Retired Finance and
Communications Executive
Amgen Inc.
Perrigo Company plc

Nancy Calderon
Retired Executive, Senior
and Global Lead Partner
KPMG LLP

Ashish Chand
President and Chief Executive Officer
Belden Inc.

Jonathan Klein
Media Executive
HANG Media

Vivie "YY" Lee
Retired Chief Strategy Officer
Anaplan Inc.

Gregory McCray
Chief Executive Officer
PBE Axell

Corporate Headquarters

Belden Global Headquarters
1 N. Brentwood Blvd., 15th Floor
St. Louis, MO 63105

Investor Relations

investor.relations@belden.com

Transfer Agent

Equiniti Trust Company

Shareowner Services Department
PO Box 64874
St. Paul, MN 55164-0874
Toll-Free 800-401-1957
www.shareowneronline.com



Belden Global Headquarters

1 N. Brentwood Blvd. 15th Floor
St. Louis, MO 63105

Belden.com